EXHIBIT D

TABLE OF CONTENTS

INTRODUCTION	D-2

SUMMARY	D-3

UNITED MEXICAN STATES	D-5

Area, Population and Society	D-5
Form of Government	D-5
Foreign Affairs	D-8
Political Reform	D-8

THE ECONOMY	D-9

National Development Plan	D-9
The Role of the Government in the Economy; Privatization	D-12
Gross Domestic Product	D-15
Prices and Wages	D-20
Interest Rates	D-21
Employment and Labor	D-23

PRINCIPAL SECTORS OF THE ECONOMY	D-25

Manufacturing	D-25
Petroleum and Petrochemicals	D-27
Tourism	D-42
Agriculture	D-42
Transportation and Communications	D-45
Construction	D-46
Mining	D-46
Electric Power	D-47

FINANCIAL SYSTEM	D-48

Central Bank and Monetary Policy	D-48
Banking System	D-51
Banking Supervision and Support	D-52
Credit Allocation by Sector	D-56
Insurance Companies, Mutual Funds and Auxiliary Credit Institutions	D-56
The Securities Markets	D-57

EXTERNAL SECTOR OF THE ECONOMY	D-60

Foreign Trade	D-60
Geographic Distribution of Trade	D-61
In-bond Industry	D-63
Balance of International Payments	D-64
Direct Foreign Investment in Mexico	D-68
Subscriptions to International Institutions	D-69
Exchange Controls and Foreign Exchange Rates	D-69

PUBLIC FINANCE	D-72

General	D-72
Fiscal Policy	D-74
2009 Budget	D-75
Revenues and Expenditures	D-76
Government Agencies and Enterprises	D-84

PUBLIC DEBT	D-85

General	D-85
Internal Public Debt	D-85
External Public Debt	D-87
External Debt Restructuring and Debt and Debt Service Reduction Transactions	D-90
Debt Record	D-93

TABLES AND SUPPLEMENTARY INFORMATION	D-94

INTRODUCTION
References herein to “U.S. $”, “$”, “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of the United Mexican States (“Mexico”). References herein to “nominal” data are to data expressed in pesos that have not been adjusted for inflation, and references to “real” data are to data expressed in inflation-adjusted pesos. Unless otherwise indicated, U.S. dollar equivalents of peso amounts as of a specified date are based on the exchange rate for such date announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico, and U.S. dollar equivalents of peso amounts for a specified period are based on the average of such announced daily exchange rates for such period. Banco de México calculates such announced rate daily on the basis of an average of rates obtained in a representative sample of financial institutions whose quotations reflect market conditions for wholesale operations. Banco de México uses this rate when calculating Mexico’s official economic statistics. The exchange rate announced by Banco de México on October 9, 2009 (to take effect on the second business day thereafter) was Ps. 13.255 = U.S. $1.00. See “External Sector of the Economy—Exchange Controls and Foreign Exchange Rates.” Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above.
Under the Mexican Monetary Law, payments which should be made in Mexico in foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in pesos at the rate of exchange for pesos prevailing at the time of payment.
The fiscal year of the Government ends December 31. The fiscal year ended December 31, 2008 is referred to herein as “2008” and other years are referred to in a similar manner.

SUMMARY
The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein.
United Mexican States

											First six
											months of
	2004		2005		2006		2007(1)		2008(1)		2009(1)
	(in millions of dollars or pesos, except percentages)
The Economy
Gross Domestic Product (“GDP”):
Nominal	Ps.	8,444,999	Ps.	9,213,189	Ps.	10,248,111	Ps.	11,114,313	Ps.	12,047,073	Ps.	11,281,884	(2)
Real(3)	Ps.	7,857,720	Ps.	8,110,170	Ps.	8,525,993	Ps.	8,809,891	Ps.	8,928,627	Ps.	8,070,235	(2)
Real GDP growth		4.0%		3.2%		5.1%		3.3%		1.3%		(9.2	)%(2)
Increase in national consumer price index		5.2%		3.3%		4.1%		3.8%		6.5%		1.3%
Merchandise export growth(4)		14.1%		14.0%		16.7%		8.8%		7.2%		(30.2)%
Non-oil merchandise export growth(4)		12.4%		11.0%		15.7%		8.5%		5.2%		(24.3)%
Oil export growth		27.2%		34.8%		22.4%		10.2%		17.8%		(55.6)%
Oil exports as % of merchandise exports(4)		12.6%		14.9%		15.6%		15.8%		17.4%		12.1%
Balance of payments:
Current account		$(5,177)		$(4,385)		$(4,378)		$(8,335)		$(15,806)		$(2,928)
Trade balance		$(8,811)		$(7,587)		$(6,133)		$(10,074)		$(17,261)		$(1,207)
Capital account		$13,029		$14,454		$(3,003)		$19,905		$24,309		$(4,718)
Change in total reserves(5)		$4,061		$7,173		$(989)		$10,311		$7,450		$(11,260)
International reserves (end of period)(6)		$61,496		$68,669		$67,680		$77,991		$85,441		$74,181
Net international assets(7)		$64,233		$74,115		$76,304		$87,235		$95,232		$81,511
Ps./$ representative market exchange rate (end of period)(8)		11.1495		10.6344		10.8116		10.9157		13.8325		13.1722
28-day Cetes (Treasury bill) rate (% per annum)(9)		6.8%		9.2%		7.2%		7.2%		7.7%		6.3%

											First six
											months of		Budget
	2004(3)		2005(3)		2006(3)		2007(3)		2008(1) (3)		2009(1)		2009(10)
	(in millions of pesos, except percentages)
Public Finance(11)
Budgetary public sector revenues	Ps.	1,624,634	Ps.	1,707,750	Ps.	1,859,805	Ps.	1,954,859	Ps.	2,109,611	Ps.	952,962	Ps.	1,963,943
As % of GDP		20.7%		21.1%		21.8%		22.2%		23.6%		11.8%		21.7%
Budgetary public sector expenditures	Ps.	1,643,879	Ps.	1,716,690	Ps.	1,852,918	Ps.	1,952,278	Ps.	2,118,225	Ps.	1,027,301	Ps.	2,123,970
As % of GDP		20.9%		21.2%		21.7%		22.2%		23.7%		12.7%		23.4%
Public sector balance as % of GDP(12)		(0.2)%		(0.1)%		0.1%		0.0%		(0.1)%		(0.8)%		(1.8)%
Primary balance as % of GDP(12)		2.2%		2.2%		2.5%		2.2%		1.8%		0.4%		0.5%
Operational balance as % of GDP(12)		0.4%		0.3%		0.6%		0.6%		1.0%		(0.5)%		(1.1)%

	December 31,										June 30,
	2004		2005		2006		2007		2008(1)		2009(1)
	(in billions of dollars or pesos, except percentages)
Public Debt(13)
Net internal public debt(14)	Ps.	1,030.0	Ps.	1,183.3	Ps.	1,547.1	Ps.	1,788.3	Ps.	2,332.7	Ps.	2,469.4
Gross external public debt(15)		$79.2		$71.7		$54.8		$55.4		$56.9		$86.1
Long-term		$77.1		$70.9		$53.9		$54.4		$55.7		$84.9
Short-term		$2.1		$0.8		$0.8		$0.9		$1.3		$1.2
Public debt as % of nominal GDP:
Net internal public debt(14)		11.4%		12.2%		14.4%		15.2%		19.2%		21.1%
Gross external public debt(15)		9.9%		7.9%		5.5%		5.1%		6.4%		9.7%
Total public debt as % of nominal GDP		21.3%		20.1%		19.9%		20.3%		25.6%		30.8%
Interest on external public debt as % of merchandise exports (4)		3.6%		3.3%		2.9%		2.5%		2.1%		2.8%

Note: Totals may differ due to rounding.

n.a.	= Not available.

(1)	Preliminary.

(2)	Annualized.

(3)	Constant pesos with purchasing power as of December 31, 2003.

(4)	Merchandise export figures include in-bond industry and exclude tourism.

(5)	Because of the impact of errors and omissions and purchases, sales and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.

(6)	International reserves are equivalent to gross international reserves minus international liabilities of Banco de México with maturities under six months.

(7)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

(8)	“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(9)	Annual average of weekly rates, calculated on a month-by-month basis.

(10)	2009 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2009 and in the Programa Económico 2009 (Economic Program 2009), and do not reflect actual results for the year or updated estimates of Mexico’s 2009 economic results. Percentages of GDP were calculated with a GDP projection made in 2008 using the method of calculation in effect since April 2008.

(11)	Includes aggregate revenues and expenditures for the Government and budget-controlled and administratively controlled agencies but not off-budget revenues or expenditures.

(12)	The definitions of “public sector balance,” “primary balance” and “operational balance” are discussed under “Public Finance—General Measures of Fiscal Balance.” Each of the public sector balance, primary balance and operational balance excludes proceeds of privatizations.

(13)	Includes direct debt of the Government, public sector debt guaranteed by the Government and other public sector debt, except as indicated.

(14)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the indicated period, including Banco de México‘s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund), but excluding debt of budget-controlled and administratively controlled agencies and debt guaranteed by the Government. In addition, net internal debt includes only securities sold to the public in primary auctions but not debt allocated to Banco de México for its use in regulating liquidity (“Regulación Monetaria"). Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt into the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.

(15)	External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amounts at the end of the indicated period. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public sector debt does not include (a) repurchase obligations of Banco de México with the International Monetary Fund, none of which were outstanding at June 30, 2009, (b) external borrowings by the public sector after June 30, 2009, and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.

(16)	Constant pesos with purchasing power as of December 31, 2003.
Source: Ministry of Finance and Public Credit.

UNITED MEXICAN STATES
Area, Population and Society
Mexico, a nation formed by 31 states and the Federal District (comprising Mexico City), is the fifth largest nation in the Americas and the thirteenth largest in the world, occupying a territory of 758,446 square miles (1,964,375 square kilometers). To the north, Mexico shares a border of 1,959 miles (3,152 km) with the United States of America, and to the south it has borders with Guatemala and Belize. Its coastline extends over 6,911 miles (11,122 km) along the Gulf of Mexico and the Pacific Ocean.
Mexico is the third most populous nation in the Americas, with a population of 103.26 million as reported by the Instituto Nacional de Estadística, Geografía e Informática (National Institute of Statistics, Geography and Informatics, or “INEGI”) in its 2005 housing and population census. Based on this census, approximately 76.5% of Mexico’s population lives in urban areas. Mexico’s three largest cities are Mexico City, Guadalajara and Monterrey, with estimated populations in 2000 of 17.3 million, 3.5 million and 3.1 million, respectively. The annual rate of population growth averaged 3.3% in the 1960s and 1970s. Beginning in the 1980s, Government efforts in the areas of family planning and birth control, together with declining birth rates among women under 35 and those living in urban areas, resulted in a reduction of the population growth rate. The estimated population growth rate for 2009 is 0.80%.
Mexico is generally classified as an upper middle-income developing country. The following table sets forth the latest selective comparative statistics published by the International Bank for Reconstruction and Development (the “World Bank”).
Selected Comparative Statistics

	Mexico	Brazil	Chile	Venezuela	United States

Per capita GDP (2007)(1)	$12,580	$9,370	$12,590	$11,920	$45,850
Life expectancy at birth (2006)	74	72	78	74	78
Youth illiteracy rate (2006)(2)
Male	2%	4%	1%	4%	n.a.
Female	2%	2%	1%	2%	n.a.
Infant mortality rate (2006)(3)	29	19	8	18	6

n.a.	= Not available.

(1)	Adjusted for purchasing power parity.

(2)	Ages 15-24.

(3)	Infant mortality per 1,000 live births.
Source: World Development Indicators 2008.
Form of Government
The present form of government was established by the Political Constitution of the United Mexican States (the “Constitution”), which took effect on May 1, 1917. The Constitution provides that Mexico is a federal republic with separation of powers. The three branches of government are the executive, judicial and legislative branches. The President and the members of Congress are elected by popular vote of Mexican citizens who are 18 years of age or older. Members of Congress are elected either directly or through a system of proportional representation as described below.
The President is the chief of the executive branch of the Government. In accordance with Mexico’s electoral law, on September 5, 2006, the Tribunal Electoral del Poder Judicial de la Federación (federal electoral court) officially validated the results of the presidential election held in Mexico on July 2, 2006 and declared Felipe de Jesús Calderón Hinojosa, a member of the National Action Party, elected President. Mr. Calderón took office as President of Mexico on December 1, 2006 and his term expires on November 30, 2012. The Constitution limits the President to one six-year term and does not allow re-election for any additional terms. The executive branch of the Government consists of 18 ministries and the office of the legal advisor to the executive branch. The President appoints the principal officials of all the ministries. The appointment of the empleados superiores (senior employees) of the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) is subject to ratification by the Senate.

The federal judiciary consists of the Supreme Court, the Circuit and District Courts and the Council of the Federal Judiciary. The Supreme Court is composed of 11 justices, who serve 15-year staggered terms (except in the case of the justices appointed immediately after the constitutional amendments that took effect on December 31, 1994, who were appointed for varying terms of up to 20 years). The justices of the Supreme Court are elected by a vote of two-thirds of the Senate from a pool of three candidates nominated by the President. The position of Chief Justice of the Supreme Court is rotated among the justices, with each Chief Justice serving a limited term of four years. The Council of the Federal Judiciary, which is composed of seven members, one of whom is the Chief Justice of the Supreme Court, administers the federal judiciary and appoints Circuit Court judges and District Court judges (magistrados). The President appoints the Attorney General, subject to ratification by the Senate. The office of the Attorney General is autonomous.
In June 2008, the Constitution was amended to reform the criminal justice system. The reforms, which will be implemented over a period of eight years, include the following:
•	Mexico will transition to an accusatory system of criminal justice, in which defendants are presumed innocent until proven guilty. Closed-door proceedings conducted almost exclusively through written briefs will be replaced with oral trials open to the public. A specific judge will be named to follow each criminal proceeding through the sentencing phase, and will be required to be present at every hearing.
•	In order to fight organized crime more effectively, local and state police departments will be granted powers of investigation, which were previously reserved to federal authorities. In addition, suspects of organized crimes may be held up to 80 days without being charged, and property used for organized criminal activities is subject to seizure by the government. Witness protection programs will be implemented to protect those who testify in trials of organized crime suspects and defendants who cooperate with prosecutors will be eligible for sentence reduction and other benefits.
•	The victims of criminal activity will be more directly involved in their proceedings and will also benefit from increased protection of their personal data, as well as access to legal assistance and medical and psychological assistance, when necessary.
•	A National Public Security System will be created. The new system is intended ensure consistency, across the three federal, state and municipal levels of government, in the rules for hiring, training, evaluating and certifying the country’s police officers.
•	The public defender system will be improved, in order to ensure that all defendants are granted access to a suitable defense.
Legislative authority is vested in Congress, which is composed of the Senate and the Chamber of Deputies. Senators serve a six-year term, deputies serve a three-year term and neither may serve consecutive terms in the same chamber. The Senate is composed of 128 members, 96 of whom are elected directly while the other 32 are elected through a system of proportional representation. The Chamber of Deputies is composed of 500 members, 300 of whom are elected directly by national electoral districts and 200 of whom are elected through a system of proportional representation that allocates those seats to political party representatives based on the proportion of the votes cast for those parties that receive at least 2.0% of the national vote. The Constitution provides that the President may veto bills and that Congress may override such vetoes with a two-thirds majority vote of each chamber.
The Partido Revolucionario Institucional (Institutional Revolutionary Party, or “PRI”) was the dominant political party in Mexico for several decades. From 1929 to 1994, the PRI won all presidential elections, and, from 1929 until July 1997, the PRI held a majority of the seats in both chambers of Congress. Until 1989, the PRI also won all of the state gubernatorial elections.

However, in July 2000, the candidate of the Alianza por el Cambio (Alliance for Change), a coalition of the Partido Acción Nacional (National Action Party, or “PAN”), the oldest opposition party in the country, and the Partido Verde Ecologista de México (Ecological Green Party), won the presidential election. In addition, local elections were held on July 5, 2009, in Queretaro, San Luis, Nuevo Leon, Sonora, Colima and Campeche. The PAN currently holds seven state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or “PRD”) holds four state governorships and the governorship of the Federal District and the Coalición Por el Bien de Todos (Coalition for the Wellbeing of Everyone), an alliance formed by the PRD, the Labor Party and the Convergence Party, holds one state governorship. The PRI holds the remaining 19 of the 31 state governorships.
In the mid-1990’s, the processes through which federal elections are conducted underwent changes aimed at increasing impartiality and political neutrality through the implementation of certain institutional mechanisms in 1994 and the ratification of several constitutional amendments in 1996. The changes included:
•	the establishment of the Instituto Federal Electoral (Federal Electoral Institute), an autonomous state agency in which the President may not participate and which the Constitution empowers to organize elections and resolve electoral disputes;
•	the elimination of the Electoral Committee of the Chamber of Deputies, which had been responsible for ratifying the results of presidential elections;
•	the introduction of holographic, tamper-proof photo voter identification cards, which discourage voter fraud and aid detection of fraud;
•	the invitation of Mexican and foreign election observers to certify the electoral process;
•	the imposition of limits on expenditures on political campaigns and controls on the sources and uses of funds contributed to a political party;
•	the reduction from 315 to 300 of the maximum number of congressional representatives who may belong to a single party and the establishment of the current electoral procedure of proportional representation in the Senate; and
•	the integration into the judicial branch of the Mexican Federal Electoral Court, which had previously been part of the executive branch.
The 1996 amendments provided for the popular election of the Chief of Government of the Federal District and granted that official the authority to appoint the Attorney General of the Federal District; both positions had previously been presidential appointments. In addition, Federal District legislative delegates, who represent the various boroughs of the Federal District, have been popularly elected since July 2000. In elections held in 1997, 2000 and 2006, candidates of the PRD were elected to the office of Chief of Government of the Federal District.
In 2005, Congress granted the right to vote in presidential elections via absentee ballot to Mexican citizens residing abroad.

In the congressional election held on July 5, 2009, all of the seats in the Chamber of Deputies were up for election. The members of the Senate were elected on July 2, 2006. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.
Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total

National Action Party	52	40.6%	143	28.6%
Institutional Revolutionary Party	32	25.0	237	47.4
Democratic Revolution Party	26	20.3	71	14.2
Ecological Green Party of Mexico	6	4.7	21	4.2
Convergence for Democracy	5	3.9	6	1.2
Labor Party	5	3.9	13	2.6
New Alliance	0	0.0	9	1.8
Unaffiliated	2	1.6	0	0.0

Total	128	100.0%	500	100.0%

Note: Totals may differ due to rounding.
Source: Chamber of Deputies and Senate.
Foreign Affairs
Mexico has diplomatic ties with 192 countries. It is a charter member of the United Nations and a founding member of the Organization of American States, the International Monetary Fund (“IMF”), the World Bank, the International Finance Corporation and the Inter-American Development Bank. Mexico is also a non-borrowing regional member of the Caribbean Development Bank. In 1986, Mexico became a party to the General Agreement on Tariffs and Trade. In 1991, Mexico became a founding member of the European Bank for Reconstruction and Development and was admitted into the Pacific Basin Economic Co-operation Conference. Mexico is a signatory, along with Canada and the United States, of the North American Free Trade Agreement (“NAFTA”), which went into effect on January 1, 1994. On April 14, 1994, Mexico was admitted as a member of the Organization for Economic Cooperation and Development (“OECD”), making it the first new member to be admitted into that organization since 1973. Mexico became a member of the World Trade Organization on January 1, 1995, the date on which the World Trade Organization superseded the General Agreement on Tariffs and Trade. On July 1, 2000, a free trade agreement between Mexico and the European Union went into effect. Mexico also served as rotating member of the United Nations Security Council from January 1, 2002 to December 31, 2003 and presided over the Security Council during April 2003.
Political Reform
In the domestic political arena, the Government has renewed its efforts to resolve its differences with insurgents in the Chiapas region by facilitating their participation in the political process. On September 11, 1995, the Government and the insurgents reached an agreement pursuant to which both sides accepted a common political agenda and procedural rules and agreed to the creation of a working committee regarding the rights of indigenous peoples. An agreement on a series of measures aimed at enhancing and guaranteeing the rights of the indigenous population was signed on February 16, 1996. On August 14, 2001, amendments to certain articles of the Constitution related to indigenous cultures became effective. The amendments recognize the rights of indigenous villages and communities in Mexico and grant indigenous populations increased autonomy over their internal systems of social, economic, political and cultural organization. Talks with the insurgents are currently on hold.

THE ECONOMY
National Development Plan
The Plan Nacional de Desarrollo 2007-2012 (National Development Plan), announced on May 31, 2007, establishes the basic goals and objectives of President Felipe de Jesús Calderón Hinojosa during his six-year term.
The goals of the plan are to:
•	guarantee national security, as well as safeguard national peace, territorial integrity, independence and sovereignty, and to ensure the continued viability of the State and its democracy;
•	guarantee the protections of the Rule of Law, fortifying the institutional framework and strengthening a culture of respect for the law;
•	achieve sustained economic growth at a higher rate than in the past several years, and increase employment in the formal sector;
•	promote a competitive economy that offers quality goods and services at affordable prices;
•	reduce extreme poverty, assuring equality of opportunity for all Mexicans to improve their quality of life and access to basic services;
•	reduce significantly the persistent social, economic and cultural gaps among the population;
•	provide effective opportunities for Mexicans to exercise their rights as citizens, as well as to participate actively in the political, cultural, economic and social lives of their communities and nation;
•	ensure environmental sustainability;
•	consolidate a democratic regime; and
•	utilize the benefits of a globalized world to spur national development, while also promoting Mexico’s interests worldwide.
The basic strategy that the Mexican Government expects to employ in connection with the plan is based on a program of “Sustainable Human Development” and has the following objectives:
•	improve the quality of the educational system, making it relevant at all levels to employment and extending access to education to a greater percentage of the population;
•	promote economic growth and the competitiveness of the economy, and strengthening the State’s tax collections in order to provide social programs for human development;
•	strengthen government institutions through viable and responsible citizen participation that reaches all public affairs and involves diverse forms of social and political organization;
•	observe policies aimed at political transparency and accountability;
•	promote policies contributing to the strengthening of families in matters of health, education, housing, culture and recreation; and
•	change Mexico’s environmental culture in order to conserve national resources.

Program for Growth and Employment
The Programa para Impulsar el Crecimiento y el Empleo (Program for Growth and Employment), announced on October 8, 2008, is intended to mitigate the impact of the deterioration of the international economic environment on the Mexican economy. The Government expects that the recent extreme contraction of liquidity in the international financial markets and equity, debt and foreign exchange market volatility, as well as the deepening recession in Mexico’s trading partners, are likely to have adverse effects on the Mexican economy, including:
•	a decrease in exports, remittances, tourism revenues and foreign direct investment inflows,
•	reduced availability of credit, as financial intermediaries adopt more conservative lending policies and access to foreign credit diminishes, and
•	lower oil prices, leading to decreased public sector revenues.
The Mexican economy and financial markets have already begun to experience these adverse effects, with GDP contracting by 9.2% in real terms in the first six months of 2009.
The specific goals of the Program for Growth and Employment are to:
•	compensate for the expected lower Government revenues, which would ordinarily require a reduction in programmable expenditures,
•	stimulate economic activity and create jobs through a variety of infrastructure projects aimed at specific sectors such as education, housing and highways,
•	increase the availability of financing and credit, for financing infrastructure and for supporting small- and medium-sized firms, through the Mexican development banks, and
•	foster long-term economic growth.
The Mexican Government proposes to take or has already taken the following concrete measures in order to achieve the foregoing goals:
•	The Federal Budget and Fiscal Responsibility Law (the “LFPRH”) was amended, effective with the 2009 fiscal year, to remove Petróleos Mexicanos and its operating subsidiaries from the Government’s program for certain long-term productive infrastructure projects (Infraestructura Productiva de Largo Plazo, or “PIDIREGAS”), so that PIDIREGAS debt of these entities will be assumed as direct public debt of Petróleos Mexicanos during 2009 and to provide that future infrastructure expenditures of Petróleos Mexicanos and its operating subsidiaries will not be considered for purposes of the balanced budget principle set forth in the LFPRH, and will therefore be excluded from across-the-board budget cuts required when public sector revenues decline. The effect of these amendments will be to create Ps. 78.3 billion of room for additional expenditures in 2009 as compared with the 2009 budget originally proposed to the Mexican Congress.
•	Petróleos Mexicanos and its operating subsidiaries will be permitted to apply resources held in the Pemex Infrastructure Investment Stabilization Fund, which total approximately Ps. 12 billion, to begin the process for the construction of a new refinery and for other infrastructure projects.
•	The above two measures, which together will generate room in the budget for an aggregate of Ps. 90.2 billion of expenditures, will be used to stimulate economic activity as described in the following paragraphs.

•	Approximately Ps. 25.1 billion of the additional budgetary space will be used to compensate for the reduction in programmable expenditures that would otherwise have been required due to the expected reduction in oil revenues or tax collections.
•	An additional infrastructure expenditure program will be established with the remaining Ps. 65.1 billion in budgetary space, of which approximately Ps. 12.1 billion will be used by Petróleos Mexicanos to fund, among other things, the construction of the refinery mentioned above, and Ps. 53.1 billion will be allocated among projects in various sectors that reflect both national priorities and the greatest possible contribution to economic activity and job creation (e.g., expenditures to improve the infrastructure of Comisión Federal de Electricidad (the Federal Electricity Commission, or “CFE”), housing, education, tourism, highways and agriculture).
•	The Mexican national development banks will employ their capital to increase the availability of credit by up to Ps. 35 billion, Ps. 23 billion through credit lines made available to financial intermediaries and Ps. 12 billion to be supported by guarantees, with Ps. 6 billion of the latter to be allocated as credit to small- and medium-sized enterprises. In addition, Nacional Financiera, S.N.C. (NAFIN) and Banco Nacional de Comercio Exterior, S.N.C. will be supporting the refinancing of commercial paper by issuing guarantees of up to Ps. 50 billion.
•	Banco Nacional de Obras y Servicios Públicos, S.N.C. and the National Infrastructure Fund will facilitate infrastructure projects, including new roads and suburban transit.
•	Credit to the agricultural sector will be facilitated by (1) a temporary increase in the limits of indebtedness of financial intermediaries with development banks from 60% to 75% of the total liabilities of the intermediaries, (2) the creation of new guarantee programs through the National Fund of Guarantees to promote more than Ps. 20 billion of additional financing and (3) the provision of subsidies to lower the guarantee premiums normally applicable to medium- and long-term loans to finance the acquisition of fixed assets.
•	Approximately Ps. 40 billion of additional credit will be made available to the housing sector through Sociedad Hipotecaria Federal, S.N.C. and NAFIN. In addition, Sociedad Hipotecaria Federal, S.N.C. in coordination with the Inter-American Development Bank and the International Finance Corporation, will continue to buy and sell mortgage-backed securities in order to add liquidity to the market.
•	The investment restrictions applicable to the private pension funds, or SIEFORES, will be liberalized in order to channel a greater amount of resources to infrastructure projects and housing, as well as to finance small- and medium-sized enterprises, by permitting investments in subordinated debt and other structured instruments and strengthening conflicts of interest rules and risk concentration regulations.
•	The Government purchase program administered by NAFIN for small- and medium-sized enterprises will be strengthened by requiring certain Government ministries to (1) establish a purchase plan for small- and medium-sized enterprises in 2009 to increase the participation of small- and medium-sized enterprises in government procurement contracts to up to 20% of the total by the end of 2009, preferably using NAFIN’s electronic bidding system and (2) create a Commission for Government Purchases from small- and medium-sized enterprises to review the performance of the program and increase the participation of small- and medium-sized enterprises.
•	With the objective of supporting employment, the access of businesses and households to credit, economic stability and growth, on April 1, 2009, Mexico’s Foreign Exchange Commission requested from the International Monetary Fund (IMF) a one-year contingent credit line in the amount of approximately U.S. $47 billion. On April 17, 2009, the IMF formally granted Mexico’s request. As of the date of this report, Mexico has not utilized this credit line.

The Role of the Government in the Economy; Privatization
Overview
Over the past two decades, the Government has taken steps to increase the productivity and competitiveness of the economy through deregulation, privatization and increased private-sector investment. These measures included constitutional amendments and related legislation that have allowed the Government to privatize railways and satellite communications, legislation permitting Mexican private-sector companies to take part in the storage, distribution and transportation of natural gas, plans to privatize airports, ports and highways, and legislation on civil aviation that allows private companies to secure 30-year concessions to operate commercial air transportation services within Mexico.
Since 1983, the Government has set as a priority the sale to the private sector of its interest in all non-strategic commercial enterprises. In 1982, the Government owned or controlled 1,155 enterprises. By August 15, 2008, the number of Government-owned or controlled entities stood at 210, of which 28 were in the process of being privatized. Of the 182 entities not in the process of being privatized, 68 were enterprises majority-owned by the Government (empresas de participación estatal mayoritaria), 95 were decentralized entities (organismos decentralizados) and 19 were trusts (fideicomisos).
In January 1995, the Government announced a comprehensive privatization program intended to give new impetus to the Government’s privatization efforts, which the Government views as a key element of Mexico’s structural economic reforms. Under the privatization program, the Government has achieved more effective regulatory reforms and improved coordination among the relevant agencies as against previous privatizations. Congress has enacted a series of laws that increase the scope for private and foreign participation in key sectors of the Mexican economy.
In September 1995, the Government created the Fondo de Inversión en Infraestructura (Infrastructure Investment Fund, or “FINFRA”), with the objective of encouraging greater private-sector participation in the construction of basic infrastructure, such as toll roads, ports, water-treatment plants, drainage and sanitation facilities. FINFRA participated with private investors in several infrastructure development projects in several states, including Guanajuato, México, Nuevo León, Veracruz, Coahuila, Puebla, Chiapas, Jalisco, Hidalgo, Sinaloa, Tlaxcala, Baja California Sur and Querétaro. In addition, in 2003 the Government created the Fondo Carretero (Highway Fund, or “FONCAR”), a sub-fund within FINFRA designed to set aside funds allocated specifically to the development of road and highway infrastructure throughout the country. As of December 31, 2007, the resources of FINFRA totaled Ps. 25.2 billion.
On February 6, 2008 the Government announced the creation of the Fondo Nacional de Infraestructura (the National Infrastructure Fund, or “FONADIN”) to serve as a financial platform for developing infrastructure projects with the participation of the public, private and social sectors in the highway, ports, airports, railroads, urban mass transit, environment, tourism and water sectors. FONADIN was created through the merger of FINFRA and the Fund for the Rescue of the Highways (or “FARAC”).
FONADIN’s main goals are to:
•	support the National Infrastructure Program,
•	maximize and facilitate the movement of private capital,
•	take risks that the market is not willing to take,
•	develop financially viable projects that have high social benefits and modest economic profitability, and
•	achieve competitive long-term financing.

In order to maximize its effectiveness, FONADIN has a variety of financial products that can be divided into two main types: non-refundable, such as equity participations and grants; and refundable, such as risk capital, subordinated debt, guarantees and loans. During 2008, FONADIN committed Ps. 16 billion of resources to a total of 18 infrastructure projects. The Government anticipates that FONADIN will act as the catalyst for an expected Ps. 33.7 billon investment that the private sector will provide (sometimes along with FONADIN); 28 feasibility studies for the development of future projects have already been conducted.
At December 31, 2008, FONADIN’s assets totaled Ps. 153.8 billion.
Telecommunications
In June 1995, Congress enacted legislation to liberalize telecommunications in Mexico upon the expiration in August 1996 of the exclusive concession granted to Teléfonos de México, S.A. de C.V. (“Telmex”) to provide domestic and international telephone services in Mexico. Pursuant to the legislation, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation) granted 30-year concessions (which may be extended for an additional 30 years) for the establishment and operation of public fixed-line telecommunications networks. No license fees were charged in connection with the granting of these concessions. In addition, the Government conducted auctions for 20-year concessions (which may be extended for an additional 20 years) to use portions of the radio spectrum to operate cellular telephone networks and for concessions to operate satellite telecommunications systems. Although the various concessions may only be granted to Mexican individuals and companies, foreigners generally may own up to 49% of the capital stock of these companies. In the case of concessions to operate cellular telephone systems, foreigners may even increase their ownership beyond 49% with the approval of the National Foreign Investment Commission. Concessionaires are free to establish rates for the services they provide. From January 1, 2003 through July 23, 2009, the Government granted eleven concessions for local fixed-line telecommunications networks, three concessions to operate fixed or mobile wireless telecommunications networks and twenty-one concessions for long-distance telephone services. No concession for cellular mobile telephone services has been granted since 2000.
On August 9, 1996, the Ministry of Communications and Transportation announced the creation of the Comisión Federal de Telecomunicaciones (Federal Telecommunications Commission) as a decentralized administrative entity. This commission is responsible for the regulation and supervision of telecommunications services in Mexico, with goals of promoting competition, expanding available services and improving efficiency in this sector. The commission has been involved in the design and supervision of administrative policies, the issuance of technical standards and the undertaking of specialized analyses relating to telecommunications issues. In addition, the commission is coordinating processes to use and operate geo-stationary orbital positions and satellite orbits assigned to Mexico, including their frequency bands and rights to broadcast and receive signals. The commission has four members, including a chairman, appointed by the President of Mexico.
On October 24, 1997, the Autrey Group and Loral Space were awarded the bid to acquire 75% of the shares of Satélites Mexicanos, the Mexican national satellite company, with the Government retaining the remaining 25% of the shares. In May 2005, certain creditors of Satélites Mexicanos filed an involuntary bankruptcy proceeding against the company in the United States under Chapter 11 of the United States Bankruptcy Code and, in June 2005, the company filed a voluntary Concurso Mercantil bankruptcy proceeding in Mexico under applicable Mexican law. The company and its creditors reached an agreement in July 2005 and in June 2006 the company announced that the required percentage of its creditors had approved an agreement regarding the company’s debt restructuring plan (Convenio Concursal). The restructuring plan was approved in July 2006 in the Concurso Mercantil proceeding. A U.S. Chapter 11 plan of reorganization implementing the restructuring was approved by the U.S. Bankruptcy Court in October 2006. Under the new capital structure of the company, the Government retains approximately 4% of the equity shares of Satélites Mexicanos and, if the company is sold, has economic interests in an additional 16% of the shares.
Natural Gas Industry
Effective May 12, 1995, Congress enacted amendments to the law governing the natural gas industry. The amendments provide that Mexican private sector companies (which may be owned by non-Mexican companies or individuals) may take part in the storage, distribution and transportation of natural gas, and to that end may construct, own and operate natural gas pipelines, installations and equipment. From January 1, 2003 through December 31, 2008, the Government granted 57 natural gas transport concessions, two natural gas storage concessions and zero natural gas distribution concessions.

Railways
In 1995, Congress enacted a law governing railways, pursuant to which 50-year concessions may be granted (which may be extended for up to an additional 50 years) to operate sections of Mexico’s railway system. Although only Mexican individuals or companies may hold railway concessions, foreigners may own up to 49% of the capital stock of these companies and may increase their ownership beyond this limit with the approval of the National Foreign Investment Commission. Pursuant to the 1995 law, the Government divided the railway system into three regional lines and one terminal in the Valley of Mexico, as well as several short lines. By the end of 1999, the three regional lines were sold and 75% of the capital stock of the terminal in the Valley of Mexico was sold to the new owners of the three regional lines, with the Government retaining a 25% ownership interest in the terminal. In this process, the Government granted concessions to private sector participants covering 98% of the country’s railway freight services (in terms of the volume of transportation services) and covering 81% of the railway network. No additional concessions have been granted since 1999.
Aviation
The Ley de Aviación Civil (Civil Aviation Law) provides that the Government may award 30-year concessions (which may be extended for an additional 30 years) to operate regularly scheduled commercial air transportation services within Mexico. Concessions may only be granted to Mexican companies, but foreigners may own up to 25% of the capital stock of these companies.
The Ley de Aeropuertos (Airports Law) allows for up to 49% foreign investment in Mexico’s airports, although higher participation percentages may be obtained with the approval of the National Foreign Investment Commission.
In December 1998, the Government sold 15% of the capital stock of Grupo Aeroportuario del Sureste, S.A.B. de C.V. — the company that owns the concessions to operate, maintain and develop nine airports in the southeast region of Mexico — to a consortium that included Triturados Basálticos y Derivados, S.A. de C.V. (“Tribasa”), Copenhagen Airports A/S, Groupe GTM, S.A. and Cintra Concesiones de Infraestructura de Transporte, S.A. In September 2000, the remaining 85% of the capital stock of the company was sold through an initial public offering in Mexico and abroad.
In August 1999, the Government sold 15% of the capital stock of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. — the company that owns the concessions to operate, maintain and develop 12 airports in the Pacific region of Mexico — to a consortium that included Aena Servicios Aeronáuticos, S.A., Aeropuerto del Pacífico Angeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V. and Grupo Dragados, S.A. On March 1, 2006, the Government sold its remaining 85% stake in the company through a public offering in Mexico and abroad.
In May 2000, the Government sold 15% of the capital stock of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. — the company that owns the concessions to operate, maintain and develop 13 airports serving areas concentrated in Mexico’s central and northern regions- to a consortium that included Aéroports de Paris (“ADP”), Vinci and Ingenieros Civiles Asociados (“ICA”). In December 2005, the Government sold a 36% stake in the company to Empresas ICA, S.A. de C.V. and on December 4, 2006, the Government sold its remaining stake in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. through a public offering in Mexico and abroad.
In November 2005, Cintra, S.A. de C.V. (now known as Consorcio Aeroméxico, S.A. de C.V.), a company controlled by the Government and that owned the two most important Mexican airlines (Mexicana Airlines and Aeroméxico), sold Compañía Mexicana de Aviación, S.A. de C.V., which owns Mexicana Airlines, to Grupo Posadas, S.A. de C.V. for approximately U.S. $165 million plus debt and other liabilities. As a result of the sale, Aeroméxico became the principal asset of Consorcio Aeroméxico, S.A. de C.V.

In October 2007, the Instituto para la Protección del Ahorro Bancario (the Bank Savings Protection Institute, or “IPAB”) and the Government sold their interests in Consorcio Aeroméxico, S.A.B. de C.V. to a group of investors organized as a trust constituted at Banco Nacional de México, S.A., for approximately Ps. 2.7 billion.
Electricity
The Government continues to promote private sector participation in various forms of electricity generation. A 1992 law allows private companies to generate electricity only for their own use or for sale to CFE. In mid-1996, the first large co-generation project started in the state of Tamaulipas, opening the field for similar endeavors. With an estimated cost of over U.S. $650 million, a consortium of domestic and foreign investors built the Samalayuca II power plant in the state of Chihuahua. The plant is leased to CFE. The Government believes that increased private investment in the generation, distribution and transmission of electrical energy is necessary in order to increase Mexico’s electrical capacity and thus to ensure that Mexico will have a sufficient and reliable supply of adequately priced electricity in the long term.
Insurance
On May 24, 2002, the Mexican Government completed its privatization of Aseguradora Hidalgo, S.A. (“AHISA”), an insurance company formerly owned by the Government and Petróleos Mexicanos. The Comisión Intersecretarial de Desincorporación (Inter-secretariat De-incorporation Commission) approved the sale of AHISA shares owned by the Government and by Petróleos Mexicanos to MetLife Inc. for Ps. 9.2 billion.
Banking
On June 19, 2002, the Government and IPAB jointly carried out the sale of nearly all of their shares of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“BBVA Bancomer”) in the national and international markets. On July 3, 2002, the Government and IPAB sold additional shares pursuant to an over-allotment option. The Government had retained a minority interest in Bancomer, S.A. at the time of its privatization in 1991. IPAB had acquired the shares in connection with the purchase by BBVA Bancomer of Banca Promex, S.A. in 2000. The proceeds to the Government as a result of the sale totaled Ps. 6.5 billion for the shares sold internationally, Ps. 574 million for the shares sold in Mexico and U.S. $11 million for the shares sold in the United States in the form of American Depositary Shares (“ADSs”). The proceeds to IPAB as a result of the sale totaled Ps. 1.0 billion for the shares sold internationally, Ps. 88 million for the shares sold in Mexico and U.S. $2 million for the ADSs sold in the United States. From November 2002 through January 2003, the Government and IPAB sold their remaining shares of BBVA Bancomer in the Mexican stock market for total net proceeds of Ps. 444 million for the Government and Ps. 68 million for IPAB.
On December 12, 2002, Congress approved the dissolution and liquidation of Banco Nacional de Crédito Rural, S.N.C., a governmental development bank.
Gross Domestic Product1
Mexico’s gross domestic product (“GDP”) increased by 3.2% in real terms during 2005, as compared to 2004. The utilities sector grew by 2.0%; the construction sector grew by 3.9%; the manufacturing sector grew by 3.6%; the wholesale and retail trade sector grew by 4.6%; the transportation and warehousing sector grew by 3.6%; the information sector grew by 8.6%; the finance and insurance sector grew by 22.9%; the real estate, rental and leasing sector grew by 2.3%; professional, scientific and technical services grew by 3.9%; management of companies and enterprises grew by 4.8%; administrative and support and waste management and remediation services grew by 3.6%; education services grew by 2.1%; health care and social assistance grew by 1.8%; arts, entertainment and recreation grew by 0.6%; accommodation and food services grew by 0.8%; other services (except public administration) grew by 2.2%; and public administration grew by 2.1%, each in real terms as compared to 2004. However, the agriculture, forestry, fishing and hunting sector decreased by 2.6% and the mining sector decreased by 0.3%, each in real terms as compared to 2004.

[1]	On April 29, 2008, INEGI revised its National Accounts System (Sistema de Cuentas Nacionales de México) in order to report more comprehensive and accurate information about the Mexican economy. The revised National Accounts System reflects a new classification system based on the North American Industry Classification System and the Central Product Classification of the United Nations. In light of this change, INEGI recalculated Mexico’s GDP data for the period from 2003 to 2006 using the new National Accounts System and 2003 as the base year. Accordingly, all figures in this section have been revised to reflect the recalculated GDP data using the new classification system and 2003 as the base year.

Mexico’s GDP increased by 5.1% in real terms during 2006, as compared to 2005. The agriculture, forestry, fishing and hunting sector grew by 6.3%; the mining sector grew by 1.4%; the utilities sector grew by 12.2%; the construction sector grew by 7.6%; the manufacturing sector grew by 5.9%; the wholesale and retail trade sector grew by 6.5%; the transportation and warehousing sector grew by 5.6%; the information sector grew by 10.7%; the finance and insurance sector grew by 16.7%; the real estate, rental and leasing sector grew by 4.1%; professional, scientific and technical services grew by 3.2%; management of companies and enterprises grew by 20.1%; administrative and support and waste management and remediation services grew by 3.7%; education services grew by 0.1%; health care and social assistance grew by 7.8%; arts, entertainment and recreation grew by 2.3%; accommodation and food services grew by 1.6%; and other services (except public administration) grew by 3.3%, each in real terms as compared to 2005. In contrast, the public administration sector decreased by 0.3% in real terms as compared to 2005.
Mexico’s GDP grew by 3.3% in real terms during 2007, as compared with 2006. The agriculture, forestry, fishing and hunting sector grew by 2.0%; the utilities sector grew by 3.7%; the construction sector grew by 4.4%; the manufacturing sector grew by 2.6%; the wholesale and retail trade sector grew by 4.7%; the transportation and warehousing sector grew by 3.7%; the information sector grew by 10.0%; the finance and insurance sector grew by 11.1%; the real estate, rental and leasing sector grew by 3.1%; professional, scientific and technical services grew by 3.2%; administrative and support and waste management and remediation services grew by 3.1%; education services grew by 2.2%; arts, entertainment and recreation grew by 3.3%; accommodation and food services grew by 2.6%; other services (except public administration) grew by 3.9%; and public administration grew by 1.2%, each in real terms as compared to 2006. However, the mining sector decreased by 0.6%; management of companies and enterprises decreased by 3.1%; and health care and social assistance decreased by 0.5%, each in real terms as compared to 2006.
According to preliminary figures, GDP grew by 1.3% in real terms during 2008, as compared with 2007. The reduction in GDP growth was caused by a decrease in external demand, which resulted in decreased production of commercial and non-commercial goods and a reduction in domestic spending. The agriculture, forestry, fishing and hunting sector grew by 3.2%; the utilities sector grew by 2.2%; the wholesale and retail trade sector grew by 2.8%; the transportation and warehousing sector grew by 0.8%; the information sector grew by 8.0%; the real estate, rental and leasing sector grew by 3.2%; professional, scientific and technical services grew by 2.2%; management of companies and enterprises grew by 4.2%; administrative and support and waste management and remediation services grew by 1.3%; education services grew by 0.9%; health care and social assistance grew by 1.1%; arts, entertainment and recreation grew by 1.9%; accommodation and food services grew by 0.9%; other services (except public administration) grew by 1.8%; and public administration remained stable, each in real terms as compared to 2007. However, the mining sector decreased by 2.3%; the construction sector decreased by 0.6%; the manufacturing sector decreased by 0.4%; and the finance and insurance sector decreased by 1.2%, each in real terms as compared to 2007.
According to preliminary figures, GDP decreased by 9.2% during the first six months of 2009 as compared with the same period of 2008. The reduction in GDP growth was caused by a decrease in external demand resulting from the global economic recession, which lead to a significant reduction in Mexican exports, mainly in the automobile and electronic sectors. In addition, during the second quarter, the A/H1N1 influenza outbreak temporarily affected economic activity in several sectors, especially those related to tourism and leisure. The mining sector decreased by 0.3%; the utilities sector decreased by 2.2%; the construction sector decreased by 8.2%; the manufacturing sector decreased by 15.1%; the wholesale and retail trade sector decreased by 19.1%; the transportation and warehousing sector decreased by 12.0%; the finance and insurance sector decreased by 6.1%; the real estate, rental and leasing sector decreased by 8.2%; professional, scientific and technical services decreased by 4.3%; management of companies and enterprises decreased by 0.1%; administrative and support and waste management and remediation services decreased by 4.8%; education services decreased by 8.4%; arts, entertainment and recreation decreased by 3.8%; accommodation and food services decreased by 12.4%; and other services (except public administration) decreased by 3.4%; each in real terms as compared to first six months of 2008. In contrast, the agriculture, forestry, fishing and hunting sector grew by 1.3%; the information sector grew by 2.5%; health care and social assistance grew by 1.3%; and public administration grew by 5.6%; each in real terms as compared to the first six months of 2008.

The following tables set forth real GDP and expenditures, in constant pesos and percentage terms, for the periods indicated.
Real GDP and Expenditures

											First six
											months of
	2004		2005		2006		2007(1)		2008(1)		2009(1)
	(in billions of pesos)(2)
GDP	Ps.	7,857.7	Ps.	8,110.2	Ps.	8,526.0	Ps.	8,809.9	Ps.	8,928.6	Ps.	8,070.2
Add: Imports of goods and services		2,243.8		2,434.0		2,740.0		2,931.7		3,057.6		2,257.2

Total supply of goods and services		10,101.6		10,544.2		11,266.0		11,741.6		11,986.2		10,327.4
Less: Exports of goods and services		2,136.1		2,280.3		2,529.7		2,672.9		2,710.2		2,111.3

Total goods and services available for domestic expenditure	Ps.	7,965.4	Ps.	8,263.9	Ps.	8,736.3	Ps.	9,068.7	Ps.	9,276.1	Ps.	8,216.1

Allocation of total goods and services:
Private consumption		5,326.0		5,580.7		5,897.8		6,125.5		6,220.0		5,553.0
Public consumption		869.1		890.3		905.6		925.0		930.5		945.6

Total consumption		6,195.1		6,471.0		6,803.5		7,050.5		7,150.5		6,498.6
Total gross fixed investment		1,545.5		1,660.8		1,823.3		1,954.0		2,050.6		1,780.2
Changes in inventory		224.8		132.0		109.5		64.2		74.9		(62.6)

Total domestic expenditures	Ps.	7,965.4	Ps.	8,263.9	Ps.	8,736.3	Ps.	9,068.7	Ps.	9,276.1	Ps.	8,216.1

Note: Totals may differ due to rounding.

(1)	Preliminary. Figures for the first six months of 2009 are annualized.

(2)	Constant pesos with purchasing power at December 31, 2003.
Source: National Institute of Statistics, Geography and Informatics.

Real GDP and Expenditures

						Firsts six
						months of
	2004	2005	2006	2007(1)	2008(1)	2009(1)
	(as a percentage of total GDP)(2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	28.6	30.0	32.1	33.3	34.2	28.0

Total supply of goods and services	128.6	130.0	132.1	133.3	134.2	128.0
Less: Exports of goods and services	27.2	28.1	29.7	30.3	30.4	26.2

Total goods and services available for domestic expenditures	101.4%	101.9%	102.5%	102.9%	103.9%	101.8%

Allocation of total goods and services:
Private consumption	67.8%	68.8%	69.2%	69.5%	69.7%	68.8%
Public consumption	11.1	11.0	10.6	10.5	10.4	11.7

Total consumption	78.8	79.8	79.8	80.0	80.1	80.5
Total gross fixed investment	19.7	20.5	21.4	22.2	23.0	22.1
Changes in inventory	2.9	1.6	1.3	0.7	0.8	(0.8)

Total domestic expenditures	101.4%	101.9%	102.5%	102.9%	103.9%	101.8%

Annual percentage increase (decrease) in GDP in constant 2003 prices(2)	4.0%	3.2%	5.1%	3.3%	1.3%	(9.2)%

Note: Totals may differ due to rounding.

(1)	Preliminary. Figures for the first six months of 2009 are annualized.

(2)	Constant pesos with purchasing power at December 31, 2003.
Source: National Institute of Statistics, Geography and Informatics.
The following table sets forth the composition of Mexico’s real GDP by economic sector for the periods indicated.
Real GDP by Sector

											First six
											months of
	2004		2005		2006		2007		2008(1)		2009(1)
	(in billions of pesos)(2)
Primary Activities:
Agriculture, forestry, fishing and hunting	Ps.	292.8	Ps.	285.2	Ps.	303.3	Ps.	309.3	Ps.	319.3	Ps.	321.8
Secondary Activities:
Mining		449.1		447.7		453.9		451.3		440.8		440.0
Utilities		99.2		101.1		113.5		117.6		120.2		116.4
Construction		495.2		514.2		553.5		577.8		574.3		534.8
Manufacturing		1,398.3		1,448.1		1,533.9		1,573.3		1,567.1		1,352.4
Tertiary activities:
Wholesale and retail trade		1,168.5		1,222.0		1,301.3		1,362.2		1,400.6		1,127.0
Transportation and warehousing		542.6		562.0		593.3		615.5		620.7		545.9
Information		222.6		241.7		267.4		294.2		317.8		320.6
Finance and insurance		212.8		261.5		305.1		339.1		335.1		320.2
Real estate, rental and leasing		827.2		846.0		881.0		908.1		937.3		856.2
Professional, scientific and technical services		267.6		278.0		287.0		296.3		302.8		260.1
Management of companies and enterprises		28.4		29.7		35.7		34.6		36.0		33.1

Real GDP by Sector

											First six
											months of
	2004		2005		2006		2007		2008(1)		2009(1)
	(in billions of pesos)(2)
Administrative and support and waste management and remediation services		202.1		209.4		217.1		223.9		226.8		194.6
Education services		379.2		387.1		387.4		395.8		399.5		365.6
Health care and social assistance		224.1		228.0		245.8		244.6		247.2		250.6
Arts, entertainment and recreation		32.0		32.2		32.9		34.0		34.7		27.9
Accommodation and food services		219.9		221.5		225.0		230.8		233.0		209.4
Other services (except public administration)		210.5		215.1		222.1		230.8		235.1		227.2
Public Administration		312.9		319.6		318.5		322.3		322.3		336.8
Subtotal		7,584.7		7,850.1		8,277.7		8,561.5		8,670.4		7,840.6
Less adjustment for banking services		135.8		162.2		195.1		210.0		206.4		190.3
Gross value added at basic values		7,449.0		7,687.9		8,082.6		8,351.5		8,464.0		7,650.3
Taxes on products, net of subsidies		408.8		422.2		443.4		458.4		464.6		419.9

GDP	Ps.	7,857.7	Ps.	8,110.2	Ps.	8,526.0	Ps.	8,809.9	Ps.	8,928.6	Ps.	8,070.2

Note: Totals may differ due to rounding.

(1)	Preliminary. Figures for the first six months of 2009 are annualized.

(2)	Constant pesos with purchasing power at December 31, 2003.

(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.
Source: National Institute of Statistics, Geography and Informatics.

The following table sets forth the change in Mexico’s real GDP growth by sector for the periods indicated.
Real GDP Growth by Sector

						First six
						months of
	2004	2005	2006	2007	2008(1)(2)	2009(1)(2)

GDP (constant 2003 prices)	4.0%	3.2%	5.1%	3.3%	1.3%	(9.2%)
Primary Activities:
Agriculture, forestry, fishing and hunting	2.5	(2.6)	6.3	2.0	3.2	1.3
Secondary Activities:
Mining	1.3	(0.3)	1.4	(0.6)	(2.3)	(0.3)
Utilities	4.0	2.0	12.2	3.7	2.2	(2.2)
Construction	5.3	3.9	7.6	4.4	(0.6)	(8.2)
Manufacturing	3.9	3.6	5.9	2.6	(0.4)	(15.1)
Tertiary activities:
Wholesale and retail trade	6.9	4.6	6.5	4.7	2.8	(19.1)
Transportation and warehousing.	5.4	3.6	5.6	3.7	0.8	(12.0)
Information	11.7	8.6	10.7	10.0	8.0	2.5
Finance and insurance	10.0	22.9	16.7	11.1	(1.2)	(6.1)
Real estate, rental and leasing	3.9	2.3	4.1	3.1	3.2	(8.2)
Professional, scientific and technical services	3.4	3.9	3.2	3.2	2.2	(4.3)
Management of companies and enterprises	7.1	4.8	20.1	(3.1)	4.2	(0.1)
Administrative and support and waste management and remediation services	3.7	3.6	3.7	3.1	1.3	(4.8)
Education services	0.8	2.1	0.1	2.2	0.9	(8.4)
Health care and social assistance	0.3	1.8	7.8	(0.5)	1.1	1.3
Arts, entertainment and recreation	4.8	0.6	2.3	3.3	1.9	(3.8)
Accommodation and food services	3.5	0.8	1.6	2.6	0.9	(12.4)
Other services (except public administration)	1.9	2.2	3.3	3.9	1.8	(3.4)
Public administration	(1.3)	2.1	(0.3)	1.2	0.0	5.6

Note: Totals may differ due to rounding.

(1)	Preliminary. Figures for the six months of 2009 are annualized.

(2)	First six months of 2009 results as compared to the same period of 2008.

(3)	Based on GDP calculated in constant 2003 pesos.
Source: National Institute of Statistics, Geography and Informatics.
Prices and Wages
Over the medium term, the Government is committed to reversing the decline in real wages experienced in the 1990s through control of inflation, a controlled gradual upward adjustment of wages and a reduction in income taxes for the lower income brackets. The fiscal and monetary policies implemented by the Government following the 1995 peso devaluation and subsequent crisis succeeded in lowering inflation (as measured by the increase in the national consumer price index, or “NCPI”) from 52.0% in 1995 to 15.7% in 1997.
Consumer inflation during 2006 was 4.1%, 0.8 percentage points higher than during 2005 and 1.1 percentage points higher than the inflation target for the year. The performance of inflation in 2006 was attributable primarily to disturbances in the supply of several goods and services.

Consumer inflation during 2007 was 3.8%, 0.3 percentage points lower than during 2006 and 0.8 percentage points higher than the inflation target for the year. The performance of inflation in 2007 was attributable primarily to increases in the prices of inputs and raw materials internationally.
Consumer inflation during 2008 was 6.5%, 3.5 percentage points higher than the inflation target for the year and 2.8 percentage points higher than during 2007. The performance of inflation in 2008 was attributable primarily to increases in the prices of energy and food, and the effect on prices of the depreciation of the peso.
Inflation for the nine months ended September 30, 2009 was 2.3%, 1.6 percentage points lower than during the same period of 2008.
Producer prices (excluding the oil and services sectors) rose by 10.5% during 2008, 6.8 percentage points higher than the increase observed during 2007.
On January 1, 2009, the minimum wage was increased by 4.6%.
The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated.
Changes in Price Indices

	National Producer	National Consumer	Increase in
	Price Index(1)(2)	Price Index(1)	Minimum Wage

2004	8.0%	5.2%	4.3%
2005	2.5	3.3	4.5
2006	7.1	4.1	4.0
2007	3.7	3.8	3.9
2008	10.5	6.5	4.0
2009
January	0.3	0.2	4.6
February	0.9	0.2	0.0
March	0.6	0.6	0.0
April	(1.0)	0.4	0.0
May	(0.5)	(0.3)	0.0
June	0.1	0.2	0.0
July	0.1	0.3	0.0
August	0.2	0.2	0.0
September	1.2	0.5	0.0

(1)	For annual figures, change in the price index is calculated from December to December. For monthly figures, change is from the end of the previous month.

(2)	Index excludes oil and services sectors.
Sources: Banco de México; Ministry of Labor.
Interest Rates
During 2005, interest rates on 28-day Cetes (Treasury bills) averaged 9.2% and interest rates on 91-day Cetes averaged 9.3%, 2.4 and 2.2 percentage points higher, respectively, than the average rates during 2004. These increases in interest rates were primarily the result of high inflationary expectations that were caused by supply disturbances experienced in 2004 and the monetary policies that were adopted in 2005 to reduce inflationary pressures.
During 2006, interest rates on 28-day Cetes averaged 7.2% and interest rates on 91-day Cetes averaged 7.3%, 2.0 percentage points lower, in each case, than the average rates during 2005. These decreases in interest rates were primarily the result of a reduction in inflationary pressures and the volatility of the international financial markets in the second half of the year, as well as the conclusion of the presidential election process.

During 2007, interest rates on 28-day Cetes averaged 7.2% and interest rates on 91-day Cetes averaged 7.4%, the same as the average rate on 28-day Cetes and 0.1 percentage points higher than the average rate on 91-day Cetes during 2006. These increases in interest rates were primarily the result of an increase in inflationary pressures and the volatility of the international financial markets due to the U.S. subprime crisis.
During 2008, interest rates on 28-day Cetes averaged 7.7% and interest rates on 91-day Cetes averaged 7.8%, as compared with average rates on 28-day and 91-day Cetes of 7.2% and 7.4%, respectively, during the same period of 2007.
During the first nine months of 2009, interest rates on 28-day Cetes averaged 5.7% and interest rates on 91-day Cetes averaged 5.8%, as compared to average rates on 28-day Cetes of 7.7% and on 91-day Cetes of 7.8% during the same period of 2008. On October 8, 2009, the 28-day Cetes rate was 4.5% and the 91-day Cetes rate was 4.6%.
Since March 1995, Banco de México has published an interest rate called the tasa de interés interbancaria de equilibrio (the equilibrium interest rate, or “TIIE”). The TIIE is calculated for 28 days and 91 days as the interest rate at which the supply and demand for funds in the domestic financial market reach equilibrium. By contrast, the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or “CPP”), an alternative measure of interest rates, lags somewhat behind current market conditions.
The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated.
Average Cetes, CPP and TIIE Rates

	28-Day	91-Day		28-Day	91-Day
	Cetes	Cetes	CPP	TIIE	TIIE
2004:
January-June	6.0%	6.2%	4.1%	6.3%	6.6%
July-December	7.6	8.0	5.2	8.0	8.3
2005:
January-June	9.4	9.6	6.4	9.7	9.8
July-December	9.0	9.1	6.5	9.5	9.4
2006:
January-June	7.4	7.4	5.4	7.7	7.8
July-December	7.0	7.2	4.9	7.3	7.6
2007:
January-June	7.1	7.3	4.9	7.5	7.7
July-December	7.3	7.5	5.1	7.8	7.9
2008:
January-June	7.5	7.6	5.4	7.9	8.0
July-December	7.9	8.2	6.0	8.6	8.7
2009:
January	7.6	7.7	5.8	8.4	8.4
February	7.1	7.3	5.6	7.9	7.9
March	7.0	7.2	5.4	7.6	7.5
April	6.1	6.0	5.0	6.7	6.5
May	5.3	5.2	4.4	5.8	5.7
June	5.0	5.0	4.0	5.3	5.2
July	4.6	4.7	3.6	4.9	4.9
August	4.5	4.6	3.5	4.9	5.0
September	4.5	4.6	3.5	4.9	5.0

Source: Banco de México.

Employment and Labor
The number of permanent workers insured by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security), which is an indicator of employment in the “formal” sector of the economy, was 12,750,240 in December 2008, an increase of 239,714 from the level recorded at the end of 2007. According to preliminary information, the Tasa de Desocupación Abierta (open unemployment rate)2 was 4.3% in December 2008, or 0.9 percentage points higher than the rate registered in December 2007. In 2008, the average unemployment rate was 4.0%, an increase of 0.3 percentage points from the average in 2007.
Unemployment has been and continues to be particularly widespread in rural areas, where, according to the 2005 housing and population census, approximately 23.5% of the population resides. Since the early 1990s, Mexico’s trade liberalization policies and the implementation of NAFTA have produced structural changes in the economy that have generated unemployment. Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. The Government is committed to fostering an economic environment that will generate employment opportunities for the large number of people expected to enter the labor force in the medium term. However, the Government recognizes that addressing Mexico’s significant unemployment and underemployment problem is likely to continue to be an important challenge.
In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled labor and management personnel, as well as high turnover rates. Since 1978, the Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible. The Government recognizes that further significant investment in worker training will be required.
A significant portion of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains certain legal limitations on strikes. Approximately 0.007% of total working days in 2008 was lost due to strikes, up from the 0.005% registered in 2007.
Mexico’s minimum wage is set by the National Wage Commission, which consists of representatives of business, labor and the Government. Mexican law requires industry to provide substantial worker benefits, including mandatory profit sharing through a distribution of 10% of pre-tax profits to workers. Other benefits include mandatory participation in the pension fund and worker housing fund systems. The minimum wage was increased by 4.6% on January 1, 2009.
The Ley del Seguro Social (Social Security Law) and Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers), which we refer to collectively as the Social Security Laws, require employers (including government entity employers) to deposit with a credit institution selected by the employer an amount equal to 2% of each worker’s base salary. The amount contributed on behalf of each worker forms a retirement sub-account that, together with the housing sub-account described below, constitutes a single account for each worker. Sums contributed to a worker’s retirement sub-account may be withdrawn only when the worker retires or becomes permanently disabled. In addition, beginning in 1997, each worker has been allowed to maintain an independent retirement account managed by an approved retirement fund manager. The retirement fund managers are financial institutions established, subject to Government approval, to administer individual pension accounts and manage mutual funds known as Sociedades de Inversión Especializadas de Fondos para el Retiro (Specialized Retirement Mutual Investment Funds). A majority of the outstanding shares of each retirement fund manager must be owned by Mexican persons, and no single person may acquire control over more than 10% of any class of shares. This retirement savings system was designed both to improve the economic condition of Mexican workers and to promote long-term savings in the economy, providing financing for investment projects in both the public and private sectors.
The Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“ISSSTE Law”) became effective on March 31, 2007. It will transform the federal employee pension system from a pay-as-you-go system into a fully funded one. This will be essential in helping the Federal Government to address the difficult financial situation of the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“ISSSTE”), and of the healthcare and pension systems for federal employees.

[2]	In October of 2005, the INEGI restated unemployment figures for 2000-2005 based on a new methodology for calculating the open unemployment rate. The new methodology aims to conform with standards established by the OECD and to facilitate compatibility internationally. The unemployment rate is a measure of the proportion of unemployed persons during the reference period that are older than 14 years of age and actively sought work during the preceding month, relative to the economically active population, i.e., all persons older than 14 who worked during the reference period, or were unemployed during the reference period and actively sought work during the preceding month.

The ISSSTE Law provides ISSSTE with additional means to accomplish its goals. It should also contribute to economic growth and social welfare by increasing domestic savings, especially long-term savings, and should over time reduce ISSSTE’s costs. The new law gives workers the right to transfer their retirement contributions and seniority credits between the private and public healthcare and pension systems, encouraging movement between the private and public sectors.
The ISSSTE Law should also improve the effectiveness of the healthcare and pension systems for federal employees and their families. Among the most significant changes it makes is the clustering of 21 existing insurance programs into the following four accounts: (1) retirement, (2) life and disability, (3) worker’s compensation, and (4) healthcare. It also creates “PENSIONISSSTE,” a state-owned entity that, together with Administradoras de Fondos de Ahorro para el Retiro (pension fund management companies, or “AFORES”), will manage federal employees’ individual accounts.
The Instituto del Fondo Nacional de la Vivienda para los Trabajadores (National Workers’ Housing Fund Institute, or “Housing Fund Institute”) was created in 1972 in order to administer housing programs for workers and address the shortage of housing. This shortfall was estimated at 4.3 million housing units as of December 2008, based on data from the 2000 census. The Housing Fund Institute acts as a financial intermediary, extending credit to workers for the construction and purchase of homes. Currently, employers are required to contribute an amount equal to 5% of each worker’s base salary to a housing sub-account with a banking institution. As with the retirement sub-accounts, the funds contributed are deductible from the employer’s current income for tax purposes. These funds are in turn required to be deposited to an account of the Housing Fund Institute at Banco de México. Upon a worker’s receipt of a loan from the Housing Fund Institute for the purchase or construction of a home, any amounts in the worker’s housing sub-account are available for financing the down payment on the home. Unused amounts may be withdrawn by the worker upon retirement or permanent disability.
At December 31, 2008, funds totaling Ps. 144.0 billion had been deposited in the pension and housing funds, Ps. 59.4 billion of which corresponded to deposits in workers’ retirement sub-accounts and Ps. 84.6 billion of which corresponded to deposits in workers’ housing sub-accounts.
At December 31, 2008, 39.1 million individual retirement accounts had been established with AFORES. On December 31, 2008, the total amount of funds accumulated in the individual accounts of workers with AFORES (including transfers from the pension sub-accounts established with banks under the old Social Security Laws, direct contributions under the new pension system) and in housing sub-accounts managed by the Housing Fund Institute was Ps. 1,595.9 billion
At December 31, 2008, the assets managed by AFORES totaled Ps. 937.4 billion. The AFORES may invest up to 100% of the funds they manage in Government debt securities, up to 100% in securities issued by private sector companies, depending on the credit rating of the issuer, and up to 20% in foreign securities, with specific limits on the credit rating of debt securities. At December 31, 2008, 68.3% of the total portfolio was invested in Government securities, while the remaining 31.7% was invested in private sector, bank, local government and foreign securities.
On July 19, 2007, the Comisión Nacional del Sistema de Ahorro para el Retiro (the National Commission of the System of Savings for Retirement or “CONSAR”) approved a new investment regime (Circular CONSAR 15-19) through which each AFORE is allowed to offer five different types of funds (instead of two) with varying levels of risk designed for certain age groups. These new funds range from Fund 5 (intended for workers aged 26 or less), which may invest up to 30% of its assets in equities, to Fund 1 (targeted toward workers aged 56 or more), which is limited to fixed income and international investments, broadening the investment options that AFORES may offer.

PRINCIPAL SECTORS OF THE ECONOMY3
Manufacturing
The manufacturing sector grew by 5.9% in real terms during 2006, as compared to 2005, due primarily to the growth of the in-bond sector and to the growth of the processing industry. Nineteen manufacturing sectors experienced growth during 2006: food manufacturing grew by 1.8%; beverage and tobacco product manufacturing grew by 6.3%; the production of textile mills grew by 1.1%; the production of textile product mills grew by 5.4%; leather and allied product manufacturing grew by 3.8%; wood product manufacturing grew by 1.4%; paper manufacturing grew by 4.1%; printing and related support activities grew by 10.2%; petroleum and coal products manufacturing grew by 1.6%; chemical manufacturing grew by 4.0%; plastics and rubber products manufacturing grew by 3.3%; nonmetallic mineral product manufacturing grew by 6.9%; primary metal manufacturing grew by 3.6%; fabricated metal product manufacturing grew by 6.5%; machinery manufacturing grew by 6.8%; computer and electronic product manufacturing grew by 10.1%; electrical equipment, appliance and component manufacturing grew by 11.6%; transportation equipment manufacturing grew by 14.3%; and miscellaneous manufacturing grew by 10.6%, each in real terms. In contrast, apparel manufacturing decreased by 1.8%; and furniture and related product manufacturing decreased by 1.2%, each in real terms.
According to preliminary figures, the growth of the manufacturing sector slowed to 2.6% in real terms during 2007, as compared to 2006, due to an important deceleration of the automotive industry. In particular, the growth of the number of motor vehicles produced in Mexico slowed to 2% in real terms, after it had grown by 21.1% percent in 2006. Fourteen manufacturing sectors experienced growth during 2007: food manufacturing grew by 2.4%; beverage and tobacco product manufacturing grew by 3.2%; the production of textile product mills grew by 0.2%; wood product manufacturing grew by 2.6%; paper manufacturing grew by 2.6%; chemical manufacturing grew by 2.0%; plastics and rubber products manufacturing grew by 2.4%; nonmetallic mineral product manufacturing grew by 2.7%; fabricated metal product manufacturing grew by 0.2%; computer and electronic product manufacturing grew by 1.2%; electrical equipment, appliance and component manufacturing grew by 2.1%; transportation equipment manufacturing grew by 8.6%; furniture and related product manufacturing grew by 0.6%; and miscellaneous manufacturing grew by 3.4%, each in real terms. In contrast, the production of textile mills decreased by 2.9%; apparel manufacturing decreased by 4.8%; leather and allied product manufacturing decreased by 1.3%; printing and related support activities decreased by 0.5%; petroleum and coal products manufacturing decreased by 2.1%; primary metal manufacturing decreased by 1.5%; and machinery manufacturing decreased by 0.2%, each in real terms.
According to preliminary figures, the manufacturing sector contracted by 0.4% in real terms during 2008, as compared to 2007, primarily due to a decrease in manufacturing exports, resulting from the recession in the United States and Mexico’s other trading partners, as well as the deceleration in domestic demand. Eight manufacturing sectors experienced growth during 2008: food manufacturing grew by 1.4%; beverage and tobacco product manufacturing grew by 1.8%; paper manufacturing grew by 2.8%; printing and related support activities grew by 3.5%; petroleum and coal products manufacturing grew by 1.3%; machinery manufacturing grew by 3.3%; electrical equipment, appliance and component manufacturing grew by 0.8%; and transportation equipment manufacturing grew by 3.6%, each in real terms. In contrast, the production of textile mills decreased by 9.5%; the production of textile product mills decreased by 9.0%; apparel manufacturing decreased by 6.2%; leather and allied product manufacturing decreased by 4.2%; wood product manufacturing decreased by 5.1%; chemical manufacturing decreased by 1.3%; plastics and rubber products manufacturing decreased by 2.4%; nonmetallic mineral product manufacturing decreased by 2.3%; primary metal manufacturing decreased by 0.5%; fabricated metal product manufacturing decreased by 3.3%; computer and electronic product manufacturing decreased by 13.6%; furniture and related product manufacturing decreased by 4.2%; and miscellaneous manufacturing decreased by 2.2%, each in real terms.

[3]	On April 2008, Mexico’s Sistema de Cuentas Nacionales (SCNM) adopted a new industry classification system following the 2007 North American Industry Classification System (NAICS) and the United Nation’s Central Product Classification (CPC). The new classification increases the number of activities classified from 362 to 750 and includes 869 products.

According to preliminary figures, the manufacturing sector contracted by 15.1% in real terms during the first six months of 2009 as compared to the same period of 2008. All of the 21 manufacturing sectors contracted during the first six months of 2009: food manufacturing decreased by 0.8%; beverage and tobacco product manufacturing decreased by 0.4%; production of textile mills decreased by 15.5%; the production of textile product mills decreased by 13.6%; apparel manufacturing decreased by 13.6%; leather and allied product manufacturing decreased by 16.9%; wood product manufacturing decreased by 15.0%; paper manufacturing decreased by 0.5%; printing and related support activities decreased by 5.2%; petroleum and coal products manufacturing decreased by 3.8%; chemical manufacturing decreased by 3.2%; plastics and rubber products manufacturing decreased by 14.0%; nonmetallic mineral product manufacturing decreased by 9.9%; primary metal manufacturing decreased by 25.5%; fabricated metal product manufacturing decreased by 18.3%; machinery manufacturing decreased by 23.8%; computer and electronic product manufacturing decreased by 26.4%; electrical equipment, appliance and component manufacturing decreased by 11.4%; transportation equipment manufacturing decreased by 41.7%; furniture and related product manufacturing decreased by 15.7%; and miscellaneous manufacturing decreased by 4.8%, each in real terms.
The following table shows the value of industrial manufacturing output and the percentage of total output accounted for by each manufacturing sector in constant 2003 prices.
Industrial Manufacturing Output

	2004		2005		2006		2007		2008(1)		2004	2008(1)
	(in billions of pesos)(2)										(% of total)
Food Manufacturing	Ps.	311.4	Ps.	319.6	Ps.	325.2	Ps.	333.0	Ps.	337.8	22.3%	21.6%
Beverage and Tobacco Product Manufacturing		81.6		87.4		92.9		95.8		97.6	5.8	6.2
Textile Mills		17.1		16.2		16.3		15.9		14.3	1.2	0.9
Textile Product Mills		6.6		6.6		7.0		7.0		6.4	0.5	0.4
Apparel Manufacturing		44.5		42.8		42.0		40.0		37.5	3.2	2.4
Leather and Allied Product Manufacturing		19.5		19.9		20.7		20.4		19.5	1.4	1.2
Wood Product Manufacturing		17.3		17.1		17.4		17.8		16.9	1.2	1.1
Paper Manufacturing		30.2		31.2		32.5		33.3		34.2	2.2	2.2
Printing and Related Support Activities		11.9		12.2		13.4		13.4		13.8	0.9	0.9
Petroleum and Coal Products Manufacturing		45.8		44.8		45.5		44.6		45.2	3.3	2.9
Chemical Manufacturing		139.7		143.5		149.2		152.2		150.3	10.0	9.6
Plastics and Rubber Products Manufacturing		38.7		40.1		41.5		42.5		41.5	2.8	2.6
Nonmetallic Mineral Product Manufacturing		91.0		96.8		103.4		106.2		103.8	6.5	6.6
Primary Metal Manufacturing		81.9		86.8		89.9		88.6		88.2	5.9	5.6
Fabricated Metal Product Manufacturing		45.3		49.2		52.4		52.5		50.8	3.2	3.2
Machinery Manufacturing		32.8		35.1		37.5		37.4		38.6	2.3	2.5
Computer and Electronic Product Manufacturing		70.5		73.1		80.5		81.4		70.4	5.0	4.5
Electrical Equipment, Appliance and Component Manufacturing		45.2		46.0		51.3		52.4		52.8	3.2	3.4
Transportation Equipment Manufacturing		217.6		228.7		261.4		283.9		294.1	15.6	18.8
Furniture and Related Product Manufacturing		21.6		21.8		21.5		21.7		20.7	1.5	1.3
Miscellaneous Manufacturing		28.0		29.2		32.3		33.4		32.7	2.0	2.1

Total	Ps.	1,398.3	Ps.	1,448.1	Ps.	1,533.9	Ps.	1,573.3	Ps.	1,567.1	100.0%	100.0%

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	Constant pesos with purchasing power at December 31, 2003.
Source: National Institute of Statistics Geography and Informatics.

To take advantage of lower manufacturing overhead, particularly with respect to labor costs, and Mexico’s long common border with the United States, the Government has encouraged the development of in-bond industries since the early 1980s. Companies in these industries are permitted to import duty-free all machinery, equipment and materials used to produce goods for re-export. These products include auto parts, electronic items, food, household appliances, finished textiles and toys. See “External Sector of the Economy—In-bond Industry.”
Most of the growth in Mexico’s manufacturing output since 1987 has resulted from increased production by plants located outside of the Valley of Mexico (where Mexico City is located). However, a significant portion of Mexico’s manufacturing output still originates from plants located in this area. In an effort to address the high pollution levels in the Valley of Mexico, the authorities have implemented regulations that require certain types of plants to reduce operations or close temporarily when the concentration of pollutants in the air rises to certain levels. The authorities ordered industrial plants in the Valley of Mexico to reduce operations for one day in 2005, for two days in 2006, for three days in 2007 and for two days in 2008, due to high pollution levels. No restrictions were ordered in 2004 due to lower than anticipated pollution levels during that year. The Government has also followed a general policy of discouraging industry from constructing new plants in the Valley of Mexico or other major industrial cities, such as Monterrey and Guadalajara.
The concentration of industry in the Valley of Mexico, together with Mexico City’s climatic and demographic characteristics, contribute to high levels of suspended particles, sulfur dioxide (a gaseous by-product of the combustion of diesel fuel and fuel oil), airborne lead (released as a gas when leaded gasoline is burned and released in particulate form by industry), carbon monoxide (produced by the incomplete combustion of gasoline) and ozone (resulting from the combination of nitrous oxides, hydrocarbons and solar radiation). While the various means of transportation in and around Mexico City account for the vast majority of the air pollution in Mexico City and, indirectly, for the vast majority of ozone present in the atmosphere (and are thus the main target of anti-pollution programs), industry also produces a significant amount of pollution.
In addition to the existing anti-pollution regulations issued pursuant to the Ley General de Equilibrio Ecológico y la Protección al Ambiente (Law of Ecologic Equilibrium and the Protection of the Environment), on March 11, 1992, the Government, through the Metropolitan Pollution Commission of the Valley of Mexico, entered into an agreement with representatives of industries located in the Valley of Mexico to coordinate and intensify measures to control and reduce the pollution generated by these industries.
Moreover, the use of catalytic converters in cars has been phased in, and, starting with the 1993 model year, all new cars driven in Mexico City are required to be equipped with emissions control equipment that meets U.S. performance standards. In 1989, Mexico City instituted a program entitled Hoy No Circula (No Driving Today), requiring that one-fifth of the city’s private vehicles be kept out of circulation each weekday. The program has periodically been expanded to remove cars from circulation two times each week, when the Government has detected high levels of pollution in the city. This program currently remains in effect in Mexico City and has been introduced in several other cities. On July 5, 2008 this program was expanded to regulate driving on Saturdays.
Petroleum and Petrochemicals
General
Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. Petróleos Mexicanos, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (collectively, the “subsidiary entities” and, together with Petróleos Mexicanos and its subsidiary companies, “PEMEX”) comprise Mexico’s state oil and gas company. Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Government and is a legal entity empowered to own property and carry on business in its own name. PEMEX is the largest company in Mexico and is one of the largest companies in the world.

The activities of PEMEX are regulated primarily by:
•	the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs,or the “Regulatory Law”); and
•	the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law).
The Regulatory Law and the Petróleos Mexicanos Law grant PEMEX the exclusive right to:
•	explore, exploit, refine, transport, store, distribute and sell (first-hand) crude oil;
•	explore, exploit, produce and sell (first-hand) natural gas and transport and store natural gas, to the extent the transportation and storage activities are inextricably linked with such exploitation and production; and
•	produce, store, transport, distribute and sell (first-hand) the derivatives of petroleum (including petroleum products) and natural gas used as basic industrial raw materials that constitute basic petrochemicals, which include ethane, propane, butanes, pentanes, hexanes, heptanes, naphthas, carbon black feedstocks and methane, but, in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry and obtained from deposits located in Mexico.
On October 28, 2008, the Mexican Congress approved ten bills, six of which amended the following laws:
•	the Regulatory Law;
•	the Ley Orgánica de la Administración Pública Federal (Federal Public Administration Organic Law);
•	the Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law);
•	the Ley Federal de las Entidades Paraestatales (Federal Law of Decentralized Public Entities);
•	the Ley de Obras Públicas y Servicios Relacionados con las Mismas (Law of Public Works and Related Services); and
•	the Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público (Law of Acquisitions, Leasing and Services of the Public Sector).
The other four bills enacted the following new laws:
•	the Petróleos Mexicanos Law;
•	the Ley de la Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission Law);
•	the Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética (Law of Use of Renewable Energy and Financing of the Energy Transition); and
•	the Ley para el Aprovechamiento Sustentable de la Energía (Sustainable Use of Energy Law).
These bills became effective on November 29, 2008. None of them included any amendment to the Political Constitution of the United Mexican States.
In addition, the fiscal regime applicable to PEMEX was amended, effective January 1, 2009, to apply a differentiated fiscal regime that considers the complexities of PEMEX’s crude oil and natural gas fields.
The legal reforms described above should help PEMEX improve, among other things, its decision-making processes and its execution capabilities through the adoption of corporate governance practices in line with international standards, the creation of seven executive committees to support the Board of Directors of Petróleos Mexicanos, the appointment of new professional members to the Boards of Directors of Petróleos Mexicanos and each of the subsidiary entities, the implementation of the differentiated fiscal regime that considers field complexities and the ability to issue bonos ciudadanos (Citizen Bonds) linked to PEMEX’s performance.

PEMEX is now permitted to have a more flexible contracting structure for its core production activities. In order to strengthen PEMEX’s ability to execute contracts, PEMEX is authorized to offer cash compensation to contractors that provide PEMEX with benefits from new technologies, faster execution or greater profits, subject to the requirement that payment obligations in respect of construction and services contracts always be made in cash and that in no case ownership rights over hydrocarbons be granted.
Results of Operations
Based on its audited consolidated financial statements, PEMEX’s total sales revenues amounted to Ps. 1,328.9 billion during 2008, an increase of 16.6% as compared with total sales revenues during 2007 of Ps. 1,139.3 billion. Total sales revenue did not include the Impuesto Especial sobre Producción y Servicios (“IEPS”) tax in either 2007 or 2008 because the IEPS tax rate was negative during both years.
Domestic sales increased by 14.8% in 2008, from Ps. 592.0 billion in 2007 to Ps. 679.8 billion in 2008, due to increased prices and volumes of sales of principal petroleum and petrochemical products. Domestic sales of petroleum products increased by 11.7%, domestic sales of petrochemicals increased by 25.8% and domestic sales of natural gas increased by 29.8% in 2008. Total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which each export sale was made) increased by 18.7% in 2008, from Ps. 542.9 billion in 2007 to Ps. 644.4 billion in 2008, primarily as a result of a 36.9% increase in the weighted average price of crude oil exported by PEMEX and increases in the prices of refined products and petrochemical products exported by Pemex, which were partially offset by a 16.8% decrease in the volume of crude oil exports, a 22.6% decrease in the volume of exports of natural gas and a 27.7% decrease in the volume of exports of petrochemical products.
During 2008, PEMEX incurred a net loss, as calculated in accordance with Mexican Financial Reporting Standards, of Ps. 112.1 billion, as compared with a net loss of Ps. 18.3 billion during 2007. This increase in net loss resulted primarily from a Ps. 212.2 billion, or 38.9%, increase in cost of sales, from Ps. 545.6 billion in 2007 to Ps. 757.8 billion in 2008; a Ps. 69.7 billion increase in foreign exchange losses, which was primarily due to the depreciation of the peso against the dollar; and a Ps. 94.4 billion, or 13.9%, increase in taxes and duties, which were only partially offset by a Ps. 189.6 billion increase in total sales revenues and a Ps. 118.2 billion, or 148.1%, increase in other revenues (primarily due to a greater IEPS tax credit), in each case as compared to 2007.
Based on the unaudited summary interim consolidated financial statements of PEMEX, PEMEX’s total sales revenues during the first six months of 2009 were Ps. 485.9 billion, a decrease of 30.1% from total sales revenues in the first six months of 2008 of Ps. 694.8 billion. Total sales revenues did not include the IEPS Tax in either the first half of 2008 or the first half of 2009 because the IEPS tax rate was negative during both periods.
Domestic sales decreased by 20.0% in the first six months of 2009, from Ps. 341.6 billion in the first six months of 2008 to Ps. 273.1 billion in the first six months of 2009, mainly due to lower prices and decreased volumes of jet fuel, liquefied petroleum gas, diesel, natural gas and petrochemical sales. In the first six months of 2009, total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which each export sale was made) decreased by 40.1%, from Ps. 350.9 billion in the first six months of 2008 to Ps. 210.0 billion in the first six months of 2009, mainly due to a 49.4% decrease in the weighted average price of crude oil exported by PEMEX, a 14.9% decrease in the volume of crude oil exports primarily due to a decline in the production of the Cantarell field, and decreases in the prices of refined products and petrochemical products exported by PEMEX.
In the first six months of 2009, PEMEX reported a net loss of Ps. 25.8 billion on Ps. 485.9 billion in total sales revenues, as compared with net income of Ps. 19.9 billion on Ps. 694.8 billion in total sales revenues in the first six months of 2008. The reversal from net income to net loss resulted primarily from a Ps. 147.8 billion, or 40.8%, decrease in operating income as compared to the first six months of 2008, which was mainly due to lower hydrocarbon prices.

Reserves
Under the Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law establishing them, Petróleos Mexicanos and the subsidiary entities (except for Pemex-Petrochemicals) have the exclusive right to produce, not own, these reserves, and sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.
Proved oil and gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions—i.e., prices and costs at the date of estimation. Mexico’s proved reserves are estimated by Pemex-Exploration and Production’s technical staff and reviewed thereafter by a separate centralized group within PEMEX.
Pemex-Exploration and Production estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combinations of methods employed in the analysis of each reservoir is determined by experience in the area, stage of development, quality and completeness of basic data and production and pressure histories.
The reserves data set forth herein represents only estimates. Reserves evaluation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to the revision of an estimate.
Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 2.6% in 2008, from 12,187 million barrels of oil at December 31, 2007 to 11,865 million barrels of oil at December 31, 2008. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants increased by 2.2% in 2008, from 8,436 million barrels of oil at December 31, 2007 to 8,618 million barrels of oil at December 31, 2008. Mexico’s total proved developed and undeveloped dry gas reserves decreased by 3.5% in 2008, from 13,162 billion cubic feet at December 31, 2007 to 12,702 billion cubic feet at December 31, 2008. Mexico’s proved developed dry gas reserves increased by 0.5% in 2008, from 8,163 billion cubic feet at December 31, 2007 to 8,206 billion cubic feet at December 31, 2008.
The following two tables of crude oil and dry gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.
Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	2004	2005	2006	2007	2008
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	16,041	14,803	13,671	12,849	12,187
Revisions(2)	(109)	165	425	455	444
Extensions and discoveries	245	57	86	150	370
Production	(1,374)	(1,354)	(1,332)	(1,268)	(1,135)

At December 31	14,803	13,671	12,849	12,187	11,865

Proved developed reserves at December 31	9,745	9,617	8,978	8,436	8,618

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

(2)	Revisions include positive and negative changes due to new data from well drilling and revisions made when actual reservoir performance differs from expected performance.
Source: Pemex-Exploration and Production.

Dry Gas Reserves(1)

	2004	2005	2006	2007	2008
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	14,850	14,807	14,557	13,856	13,162
Revisions(2)	547	640	280	879	730
Extensions and discoveries	641	415	505	171	454
Production(3)	(1,231)	(1,305)	(1,487)	(1,744)	(1,643)

At December 31	14,807	14,557	13,856	13,162	12,702

Proved developed reserves at December 31	8,325	8,888	8,688	8,163	8,206

Note: Numbers may not total due to rounding.

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil is used.

(2)	Revisions include positive and negative changes due to new data from well drilling and revisions made when actual reservoir performance differs from expected performance.

(3)	Production refers to dry gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source: Pemex-Exploration and Production.
Exploration and Drilling
PEMEX seeks to identify new oil reservoirs through its exploration program in order to increase the future replacement rate of proved reserves. From 1990 through 2008, PEMEX completed 6,604 exploration and development wells. During 2008, the average success rate for exploration wells was 32% and the average success rate for development wells was 92%. From 2004 to 2008, PEMEX discovered 22 new crude oil fields and 58 new natural gas fields, bringing the total number of PEMEX’s crude oil and natural gas fields in production to 344 at the end of 2008.
The 2008 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters in the Gulf of Mexico, where PEMEX discovered new reservoirs that represent new drilling opportunities. The exploratory activity yielded 363.8 million barrels of crude oil equivalent of proved reserves in 2008. A total of 13 fields were discovered, eight of which contain non-associated gas and five of which contain crude oil. Within the currently producing fields, three reservoirs were discovered, two of which contain non-associated gas and one of which contains crude oil. PEMEX also continued its main seismic data acquisition activities, in particular, those related to three-dimensional seismic data. In addition, three fields were delineated, a process that involves the drilling of several wells to determine the extent of the reserves found at each field. PEMEX also acquired 12,163 square kilometers of three-dimensional seismic data in 2008, of which 71% was in the deep waters of the Gulf of Mexico.

The following table summarizes PEMEX’s drilling activity for the five years ended December 31, 2008.

	Year Ended December 31,
	2004	2005	2006	2007	2008

Wells drilled	733	759	672	615	822
Exploratory wells drilled	105	73	58	49	68
Development wells drilled	628	686	614	566	754
Wells completed	727	742	656	659	729
Exploratory wells	103	74	69	49	65
Exploratory productive wells(1)	42	39	32	24	21
Success rate %	41	53	46	49	32
Development wells	624	668	587	610	664
Development productive wells	581	612	541	569	612
Success rate %(2)	93	92	92	94	92
Producing wells (annual averages) (3)	5,286	5,682	6,080	6,280	6,382
Marine region	380	388	411	434	453
Southern region	935	959	958	926	947
Northern region	3,972	4,335	4,711	4,920	4,982
Producing wells (at year end)	5,217	5,671	5,998	5,941	6,247
Producing fields	355	357	364	352	344
Marine region	25	29	30	30	30
Southern region	97	84	88	87	93
Northern region	233	244	246	235	221
Drilling Rigs	132	116	103	116	143
Kilometers drilled	2,106	2,004	1,858	1,798	2,199
Average depth by well (meters)	2,692	2,828	2,771	2,744	2,748
Discovered fields(4)	24	16	13	14	13
Crude oil	8	3	2	4	5
Natural gas	16	13	11	10	8
Crude oil and natural gas output by well (barrels per day)	833	774	729	699	621

Note: Numbers may not total due to rounding.

(1)	Excludes non-commercial productive wells and includes only wells with discoveries since 2007.

(2)	Excludes injector wells.

(3)	In May 2009, the monthly average of total producing wells was 6,764.

(4)	Includes only fields with proved reserves.
Source: Pemex-Exploration and Production.
Production and Refining
PEMEX produces four types of crude oil: Maya, a heavy crude oil; Altamira, a heavy crude oil; Isthmus, a light crude oil and Olmeca, a very light crude oil. Most of PEMEX’s production consists of Isthmus and Maya crude oil. In 2008, 63.3% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crudes and 36.7% consisted of light and very light crudes. In 2008, PEMEX produced an average of 2,792 thousand barrels per day of crude oil, 9.2% less than PEMEX’s average daily production in 2007 of 3,076 thousand barrels per day. The decrease was mainly due to the natural decline of production in the Cantarell complex, despite an increase in crude oil production in the Ku-Maloob-Zaap complex. Shutdowns of wells in the offshore regions as a result of adverse weather conditions, maintenance and inventory accumulations also contributed to the decline, as did the completion and workover of several wells in the Southwestern Marine and Southern regions.
PEMEX’s average natural gas production (excluding natural gas liquids) increased by 14.2% in 2008, from 6,059 million cubic feet per day in 2007 to 6,919 million cubic feet per day in 2008, while condensates processing in 2008 was 31.6% less than in 2007. Refined products production decreased by 0.4% in 2008, from 1,312 thousand barrels per day in 2007 to 1,307 thousand barrels per day in 2008.

The following table sets forth production rates for crude oil, natural gas, refined products and petrochemicals.
Production

	Year Ended December 31,
	2004	2005	2006	2007		2008
Crude oil (tbpd)	3,383	3,333	3,256	3,076	(1)	2,792
Natural gas(2) (mmcfpd)	4,573	4,818	5,356	6,059		6,919
Refined products(3) (tbpd)	1,361	1,338	1,330	1,312		1,307
Petrochemicals(4) (ttpy)	10,731	10,603	10,961	11,757		11,973

Notes: Totals may differ due to rounding.
mmcfpd = million cubic feet per day.
tbpd = thousand barrels per day.
ttpy = thousand tons per year.

(1)	The figure for 2007 total crude oil production has been revised in this report (from 3,082 thousand barrels per day to 3,076 thousand barrels per day) due to an adjustment for water content made at the Cantarell business unit.

(2)	Reflects natural gas production by Pemex-Exploration and Production.

(3)	Includes natural gas liquids.

(4)	These figures include petrochemical products manufactured by Pemex-Petrochemicals, those manufactured by Pemex-Refining and ethane and sulfur produced by Pemex-Gas and Basic Petrochemicals.
Source: PEMEX-Exploration and Production.
Petrochemicals
PEMEX produces basic inputs into the petrochemical production process (such as ethane, butane, natural gas liquids and pentanes), other inputs (such as oxygen, nitrogen and hydrogen), petrochemicals (such as methane derivatives, ethylene and its derivatives, aromatics and their derivatives and propylene and its derivatives) and by-products obtained in the petrochemical production process (such as hydrochloric acid and sulfur).
PEMEX’s total petrochemical production increased by 1.8% in 2008, from 11,757 thousand tons in 2007 to 11,973 thousand tons in 2008.
Under Mexican law, the right to manufacture “basic” petrochemical products is vested solely in the Mexican nation, which may produce them only through PEMEX or any other decentralized public entity established by law for this purpose. Basic petrochemical products have traditionally been defined as those which result from the first physical or chemical transformation of crude oil and those considered to be strategic. Since 1996, only nine products—ethane, propane, butane, pentanes, hexane, heptane, naphthas, carbon black feedstock and methane (but, in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry from deposits in Mexico)—have been considered “basic” petrochemicals.
Since the end of 1993, Mexican law has permitted private investment in the manufacture of “secondary” petrochemical products. These are defined to include all petrochemical products not designated “basic” by the Ministry of Energy. Both foreign and domestic private investors may own 100% of any petrochemical plant producing secondary petrochemicals, and companies engaged in the production of secondary petrochemicals which produce basic petrochemicals as by-products may now sell them in the production process within plants in the same unit or complex, or deliver them to PEMEX pursuant to an agreement and under terms established by the Ministry of Energy. As a result, PEMEX no longer has a monopoly on the production and initial sale of most petrochemicals in Mexico.
Commercial Activities
Besides crude oil and natural gas, PEMEX markets a full range of oil and gas derivatives in Mexico, including gasoline, jet fuels, diesel, fuel oil and petrochemicals. PEMEX supplies the majority of Mexico’s primary energy requirements. PEMEX is one of a few major producers of crude oil worldwide that experiences significant domestic demand for its refined products.

PEMEX sells approximately 48% of its crude oil in the domestic market in the form of refined products and petrochemicals; it exports the remainder of the crude oil (1.69 million barrels per day in 2007 and 1.40 million barrels per day in 2008). Total net exports of crude oil, natural gas and derivatives averaged U.S. $22.1 billion per year between 2004 and 2007, and were U.S. $26.1 billion in 2008.
The following tables set forth the average volume and value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2008.
Volume of Exports and Imports

	Year Ended December 31,					2008
	2004	2005	2006	2007	2008	vs. 2007
	(in thousands barrels per day, except as noted)					(%)
Exports
Crude Oil
Olmeca	221.4	215.8	230.6	172.7	129.6	(25.0)
Isthmus	27.4	81.0	68.3	41.1	23.0	(44.0)
Altamira	13.4	14.7	14.3	12.7	10.6	(16.5)
Maya	1,608.1	1,505.6	1,479.5	1,459.6	1,240.0	(15.0)

Total crude oil	1,870.3	1,817.1	1,792.7	1,686.1	1,403.4	(16.8)

Natural gas(1)	—	23.9	32.7	138.7	107.4	(22.6)
Refined products	151.8	186.2	188.2	176.9	184.1	4.1
Petrochemical products(2)(3)	915.7	853.6	823.7	746.0	539.6	(27.7)

Imports
Natural gas(1)	765.6	480.4	451.0	385.6	450.4	16.8
Refined products	310.5	391.9	431.1	494.0	548.2	10.9
Petrochemical products(2)(4)	276.6	397.4	435.6	425.1	439.8	3.5

Note:	Numbers are subject to adjustment because the volume of crude oil exports actually sold during December 2008 may be adjusted to reflect the percentage of water in each shipment.

(1)	Fuel oil equivalent. Numbers expressed in millions of cubic feet per day.

(2)	Thousands of metric tons.

(3)	Includes propylene.

(4)	Includes isobutane, butane and N-butane.
Source: Operating statistics maintained by P.M.I. Norteamérica, S.A. de C.V. (“PMI”).

Value of Exports and Imports(1)

	Year ended December 31,					2008
	2004	2005	2006	2007	2008	vs. 2007
	(in millions of nominal U.S. dollars)					(%)
Exports
Crude Oil
Olmeca	$3,187.9	$4,246.4	$5,443.4	$4,469.1	$4,712.2	5.4
Isthmus	380.9	1,569.6	1,427.9	1,049.9	683.1	(34.9)
Altamira	138.2	193.8	238.4	248.7	309.2	24.3
Maya	17,551.0	22,319.8	27,597.1	32,169.9	37,637.1	17.0

Total crude oil(2)	$21,257.9	$28,329.5	$34,706.8	$37,937.5	$43,341.5	14.2
Natural gas	—	78.9	71.8	350.5	316.3	(9.8)
Refined products	2,036.8	3,119.2	3,758.0	4,116.6	5,706.6	38.6
Petrochemical products	250.8	356.7	352.6	297.1	384.1	29.3

Total natural gas and products	$2,287.6	$3,554.8	$4,182.4	$4,764.2	$6,407.0	34.5

Total exports	$23,545.5	$31,884.1	$38,889.2	$42,701.7	$49,748.5	16.5

Imports
Natural gas	$1,715.1	$1,397.9	$1,134.5	$995.7	$1,423.6	43.0
Refined products	5,306.2	9,418.2	12,007.4	15,700.0	21,882.5	39.4
Petrochemical products	145.9	207.4	264.8	278.9	350.5	25.7

Total imports	$7,167.2	$11,023.5	$13,406.8	$16,974.6	$23,656.6	39.4

Net exports	$16,378.3	$20,860.6	$25,482.4	$25,727.1	$26,091.9	1.4

Note: Numbers may not total due to rounding.

(1)	Does not include crude oil, refined products and petrochemicals purchased by P.M.I. Trading, Ltd. or PMI from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained in PEMEX’s financial statements under “Net Sales” because of the differences in methodology associated with the calculation of the exchange rates and other minor adjustments.

(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.
Sources: PMI operating statistics, which are based on information in bills of lading, and Indicadores Petroleros.
The following table sets forth the average price per barrel of crude oil exported by PEMEX for the years indicated.
Crude Oil Prices

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	$39.34	$53.91	$64.67	$70.89	$99.37
Isthmus	38.04	53.11	57.29	69.92	81.09
Maya	29.82	40.61	51.10	60.38	82.92
Altamira	28.12	36.07	45.75	53.71	79.69
Weighted average realized price	$31.05	$42.71	$53.04	$61.64	$84.38

Source: PMI operating statistics and Indicadores Petroleros.

From 2004 to 2008, PEMEX’s crude oil export sales by volume were distributed among the following countries:
Crude Oil Exports by Country

	Percentage of Exports
	2004	2005	2006	2007	2008
United States	79.2%	78.6%	80.3%	80.2%	81.3%
Spain	8.0	8.9	8.0	7.4	8.8
Netherlands Antilles	6.2	5.2	4.3	4.1	2.6
India	1.9	1.8	1.8	2.1	2.5
Canada	1.5	2.0	2.0	1.8	1.8
Others	3.1	3.6	3.5	4.4	3.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.
Source: PMI operating statistics.
Although Mexico is not a member of the Organization of Petroleum Exporting Countries (“OPEC”), it has periodically announced increases and decreases in PEMEX’s crude oil exports in conjunction with production revisions by other oil producing countries in order to stabilize oil prices. However, since 2004, PEMEX has not changed its export levels as a result of announcements by OPEC, and Mexico has no plans to change PEMEX’s current level of crude oil exports.
PEMEX imports natural gas to satisfy shortfalls in domestic production and to meet demand in areas of northern Mexico which, due to the distance from PEMEX’s fields, can be supplied more efficiently through imports from the United States. PEMEX imported 450.4 million cubic feet per day of natural gas in 2008, a 16.8% increase from the 385.6 million cubic feet per day imported in 2007, due to increased domestic demand. Imports of natural gas increased in value by 43.0% during 2008, as a result of increased domestic natural gas demand and higher natural gas prices. PEMEX exported 107.4 million cubic feet per day of natural gas in 2008, a 22.6% decrease as compared to natural gas exports in 2007.
In 2008, PEMEX continued to be a net importer of refined products, with imports of refined products increasing in value by 39.4%, while exports of refined products increased in value by 38.6%. PEMEX’s net imports of refined products for 2008 totaled U.S. $16,175.9 million, a 39.6% increase from the refined products trade deficit of U.S. $11,583.4 million in 2007. In 2008, the volume of imports of refined products increased by 10.9%, from 494.0 thousand barrels per day in 2007 to 548.2 thousand barrels per day in 2008, due to growth in demand for gasoline and diesel, while exports of refined products increased by 4.1%, from 176.9 thousand barrels per day in 2007 to 184.1 thousand barrels per day in 2008, due to increased sales of fuel oil and jet fuel. During 2009, import volumes of refined products are expected to increase by 5.0% as a result of an increase in domestic demand for gasoline and ultra-low sulfur diesel, while exports of fuel oil are expected to increase due to reduced requirements for this product by CFE.
PEMEX’s exports of petrochemical products decreased by 27.7%, from 746.0 thousand metric tons in 2007 to 539.6 thousand metric tons in 2008, while imports of petrochemical products increased by 3.5%, from 425.1 thousand metric tons in 2007 to 439.8 thousand metric tons in 2008. Petrochemical exports decreased in 2008, due to lower sales of sulfur and butane and higher domestic demand, which were partially offset by greater ammonia production and exports.

Capital Expenditures and Investments
Historically, an important component of PEMEX’s investment budget had consisted of projects financed under the Government’s program for certain long-term productive infrastructure projects (Infraestructura Productiva de Largo Plazo, or “PIDIREGAS”). Under amendments to the Federal Law of Budget and Fiscal Accountability that became effective on November 14, 2008:
•	As of January 30, 2009, PEMEX’s PIDIREGAS debt was included in PEMEX’s balance sheet prepared under Governmental Accounting Standards and is now considered public sector debt. For purposes of Mexican Financial Reporting Standards, all of PEMEX’s PIDIREGAS financings and assets were already included in PEMEX’s consolidated balance sheet, so these changes will not have an effect on PEMEX’s consolidated balance sheet or income statement for any period.
•	Petróleos Mexicanos will assume, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Pemex Project Funding Master Trust and Fideicomiso Irrevocable de Administración F/163, PEMEX’s principal PIDIREGAS financing vehicles. The legal procedures related to this recognition will be carried out during the second half of 2009. After all debt assumptions have been completed, Petróleos Mexicanos may liquidate the Pemex Project Funding Master Trust and Fideicomiso Irrevocable de Administración F/163.
As a consequence of these legal changes, PEMEX no longer separately reports its PIDIREGAS and non-PIDIREGAS capital expenditures.
In nominal peso terms, PEMEX’s capital expenditures for exploration and production were Ps. 136,201 million in 2008, as compared to Ps. 115,563 million in 2007, representing a 17.8% increase in nominal terms. Of Pemex-Exploration and Production’s total capital expenditures in 2008, Ps. 29,073 million was directed to the Cantarell fields, Ps. 26,717 million was directed to the Strategic Gas Program, Ps. 21,124 million was directed to the Ku-Maloob-Zaap fields, Ps. 13,182 million was used for development of the Burgos natural gas fields (including Ps. 4,535 million from the Financed Public Works Contracts Program), Ps. 8,998 million was directed to the Aceite Terciario del Golfo project, Ps. 8,728 million was directed to the Antonio J. Bermúdez fields, Ps. 5,655 million was directed to the Jujo-Tecominoacán fields, Ps. 4,078 million was directed to the Delta del Grijalva fields, Ps. 3,912 million was directed to the Bellota-Chinchorro fields and Ps. 1,702 million was directed to the Chuc project. During 2008, expenditures for these ten projects amounted to 90.5% of all of PEMEX’s capital expenditures for exploration and production. The remaining 9.5% amounted to Ps. 12,933 million in nominal terms, which was directed to the 13 remaining projects as well as administrative and technical support.
For 2009, Pemex-Exploration and Production has budgeted Ps. 160,547 million in total capital expenditures. Of the total capital expenditure budget for 2009, Ps. 128,127 million, or 79.8%, is to be allocated to projects relating to field development and pipelines, including the continuation of certain projects that began during the period from 1999 to 2005. Approximately Ps. 32,420 million, or 20.2%, will be allocated to exploration activities. The 2009 strategic exploration and production budget includes Ps. 34,991 million for Cantarell, Ps. 26,887 million for the Strategic Gas Program, Ps. 20,618 million for Ku-Maloob-Zaap, Ps. 19,664 million for Aceite Terciario del Golfo, Ps. 15,022 million for Burgos, Ps. 8,534 million for Antonio J. Bermúdez, Ps. 5,024 million for the Jujo-Tecominoacán project, Ps. 4,305 million for the Bellota-Chinchorro project, Ps. 3,815 million for the Integral Yaxché project, Ps. 3,054 million for the Ek-Balam project, Ps. 2,982 million for the Delta del Grijalva project and Ps. 15,651 million for the other projects as well as administrative and technical support.
Equity and Dividends
In March 1990, as part of the 1989-92 Financing Package for Mexico described under “Public Debt—External Debt Restructuring and Debt and Debt Service Reduction Transactions,” U.S. $7.58 billion of the external commercial bank debt of Petróleos Mexicanos was exchanged for new 30-year bonds issued by the Government. Petróleos Mexicanos’ indebtedness to the Government was increased by the same amount and subsequently capitalized as equity or Certificates of Contributions “A” (equity participation certificates). As a condition to the capitalization, PEMEX agreed to pay a minimum guaranteed dividend to the Government equivalent to the debt service on the capitalized debt. The total dividend to the Government in respect of the capitalized debt was approved annually by the board of directors of Petróleos Mexicanos after the close of each fiscal year. Each quarter until January 2007, Petróleos Mexicanos made advance payments to the Government that totaled a prorated portion of the minimum guaranteed dividend.

The total annual advance payments paid by Petróleos Mexicanos to the Government in respect of dividends on the capitalized debt during 2004, 2005, 2006 and 2007 amounted to Ps. 11,589 million, Ps. 16,501 million, Ps. 269 million and Ps. 4,270 million (in constant pesos as of December 31, 2007), respectively, which were equivalent to substantially all of, or exceeded, Petróleos Mexicanos’ income after taxes and duties in each of those years. Following a payment of U.S. $392 million in January 2007, no further advance payments of minimum guaranteed dividends on the Certificates of Contributions “A” are payable by Petróleos Mexicanos. PEMEX does not have a dividend policy; the Government may require PEMEX to make dividend payments at any time. On August 20, 2008, the Board of Directors of Petróleos Mexicanos approved the payment of a Ps. 4,270 million dividend to the Government.
In December 2007, the Government made payments in the amount of Ps. 11,160 million to Petróleos Mexicanos, which was capitalized in equity. This total consisted of one payment in the amount of Ps. 11,132 million, which was derived from excess revenues that were paid in accordance with the Federal Law of Budget and Fiscal Responsibility, and one payment in the amount of Ps. 20 million, which was received from the Fondo sobre Ingresos Excedentes (Excess Revenues Fund, or FIEX). During 2007, PEMEX also capitalized interest in the amount of Ps. 9 million, which was related to these excess revenues payments.
In February 2008, the Government made another payment to Petróleos Mexicanos under the Federal Law of Budget and Fiscal Accountability, in the amount of Ps. 2,806 million. In December 2008, the Government made further payments totaling Ps. 32,639 million to Petróleos Mexicanos to fund infrastructure works, which were also capitalized in equity. In addition, Petróleos Mexicanos capitalized interest in the amount of Ps. 12 million related to these payments by the Government, for a total amount capitalized in 2008 of Ps. 35,457 million.
Taxes and Duties
PEMEX must pay a number of special hydrocarbon taxes and duties to the Government, in addition to the taxes and duties paid by some of the subsidiary companies. PEMEX contributed approximately 32.9% of the Government’s revenues in 2007 and 33.8% in 2008. Until 2006, the rates at which the Mexican Congress assessed hydrocarbon taxes and duties could vary from year to year, and were set after taking into consideration PEMEX’s operating budget, its capital expenditure program and its financing needs.
The Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the subsidiary entities on November 10, 2005. The new fiscal regime went into effect on January 1, 2006, but was modified in 2007, with effect from January 1, 2008, and again in 2008, with effect from January 1, 2009. Under the new fiscal regime, Pemex-Exploration and Production is governed by the Ley Federal de Derechos (Federal Duties Law), while the other subsidiary entities are governed by the Ley de Ingresos de la Federación (Federal Revenue Law) for the applicable fiscal year. The Federal Revenue Law is discussed and approved on an annual basis by the Mexican Congress. Effective January 1, 2008, the fiscal regime for Pemex-Exploration and Production consisted of the following duties:

Derecho Ordinario sobre Hidrocarburos (Ordinary Hydrocarbons Duty)	This duty is applied to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions). The applicable rate for this duty was 74.0% in 2008, and will be 73.5% in 2009, 73.0% in 2010, 72.5% in 2011 and 71.5% in 2012 and thereafter. Deduction of costs must not exceed U.S. $6.50 per barrel of crude oil and U.S. $2.70 per thousand cubic feet of non-associated natural gas. Beginning January 1, 2009, the Ordinary Hydrocarbons Duty is not applied to the value of the crude oil and natural gas extracted from fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico. The oil and gas extracted from these fields will be subject to the Extraction of Hydrocarbons Duty, the Special Hydrocarbons Duty for Paleocanal de Chicontepec Fields and the Special Hydrocarbons Duty for Deep Water fields, described below.

Derecho sobre Hidrocarburos para el Fondo de Estabilización (Hydrocarbons Duty for the Stabilization Fund)	Rates between 1% and 10% are applied to the value of the extracted crude oil production when the weighted average crude oil export price for a certain year exceeds between U.S. $22.00 and U.S. $31.00 per barrel.

Derecho para la Investigación Científica y Tecnológica en Materia de Energía (Duty for Scientific and Technological Research on Energy)	A rate of 0.15% of the value of extracted crude oil and natural gas production applied in 2008. This rate increased to 0.30% in 2009, and will increase further to 0.40% in 2010, 0.50% in 2011 and 0.65% in 2012 and thereafter.

Derecho para la Fiscalización Petrolera (Duty for Oil Monitoring)	A rate of 0.003% is applied to the value of extracted production of crude oil and natural gas for the year.

Derecho Extraordinario sobre la Exportación de Petróleo Crudo (Extraordinary Duty on Crude Oil Exports)	A rate of 13.1% is applied to the value resulting from the multiplication of (i) the difference between the annual weighted average price of the Mexican barrel of crude oil and the budgeted crude oil price, times (ii) the annual export volume. The budgeted crude oil price for 2008 was U.S. $49.00 per barrel and for 2009 is U.S. $70.00 per barrel.

Derecho Único sobre Hidrocarburos (Sole Hydrocarbons Duty)	A floating annual rate is applied to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. The rate fluctuates between 37% and 57%, depending on the weighted average Mexican crude oil export price.
As set forth below, some of the above duties paid by Petróleos Mexicanos did not have an impact on its cash outflow, because they were either credited against other taxes and duties, or deducted from the tax base of other duties:
•	the Extraordinary Duty on Crude Oil Exports is credited against the Hydrocarbons Duty for the Stabilization Fund;
•	the Extraordinary Duty on Crude Oil Exports, the Duty for Scientific and Technological Research on Energy and the Duty for Oil Monitoring are deducted from the tax base of the Ordinary Hydrocarbons Duty; and
•	the amount paid in respect of the Hydrocarbons Duty for the Stabilization Fund, after credit from the Extraordinary Duty on Crude Oil Exports, is deducted from the tax base of the Ordinary Hydrocarbons Duty.

Effective January 1, 2009, the Federal Duties Law was modified to distinguish the differential complexities of our fields through a structure that assigns differential cost thresholds applicable to the Paleocanal de Chicontepec and projects in the deep waters in the Gulf of Mexico, as follows.

Derecho sobre la extracción de Hidrocarburos (Extraction of Hydrocarbons Duty)	A floating annual rate is applied to the value of the crude oil and natural gas extracted from fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico. The rate fluctuates between 10% and 20%, depending on the weighted average Mexican crude oil export price.

Derecho Especial sobre Hidrocarburos para Campos en el Paleocanal de Chicontepec (Special Hydrocarbons Duty for Paleocanal de Chicontepec fields)	A 71.5% rate is applied annually to the value of crude oil and natural gas extracted from the Paleocanal de Chicontepec fields, minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions).

Derecho Especial sobre Hidrocarburos para Campos en Aguas Profundas (Special Hydrocarbons Duty for Deep Water fields)	A floating annual rate is applied to the value of the crude oil and natural gas extracted from fields in the deep waters of the Gulf of Mexico, minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions). The rate fluctuates between 60% and 71.5%, depending on the weighted average Mexican crude oil export price.
The Duty for Scientific and Technological Research on Energy, the Duty for Oil Monitoring and the Extraction of Hydrocarbons Duty related to the value of production in the Paleocanal de Chicontepec fields will each be deducted from the tax base of the Special Hydrocarbons Duty for Paleocanal de Chicontepec fields. The Duty for Scientific and Technological Research on Energy, the Duty for Oil Monitoring and the Extraction of Hydrocarbons Duty related to the value of production in the deep water fields will each be deducted from the tax base of the Special Hydrocarbons Duty for deep water fields.
Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, some of PEMEX’s subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. Mexican companies are generally required to pay the greater of the two taxes described below: The first is a corporate income tax at a rate of 28% applied to revenues, less certain deductions. The second is the Impuesto Empresarial a Tasa Única (Flat Rate Business Tax), which replaced the asset tax at the beginning of 2008 and imposed a minimum tax equal to 16.5% of a corporation’s sales revenues (less certain deductions and certain investment expenditures) in 2008; the rate of this tax increased to 17.0% in 2009 and will increase to 17.5% in 2010 and thereafter. In addition, PEMEX has a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations.
No assurance can be given that PEMEX’s tax regime will not change in the future.
In 2008, PEMEX paid total taxes and duties of Ps. 771.7 billion (58.1% of sales revenues), as compared to Ps. 677.3 billion (59.4% of sales revenues) of taxes and duties paid by PEMEX in 2007, an increase of Ps. 94.4 billion, or 13.9%, mainly due to the increase in the price of crude oil exported by PEMEX.

Since 1994, interest payments by PEMEX on its external debt have been subject to Government withholding taxes. Nevertheless, these taxes do not represent a substantial portion of PEMEX’s total tax liabilities.
PEMEX is also subject to municipal and state taxes, such as real property and payroll taxes. However, because most of PEMEX’s facilities are located on federal property, which is not subject to municipal taxation, real property taxes are not a significant part of PEMEX’s total tax burden. Similarly, payroll taxes do not represent a substantial portion of PEMEX’s total tax liability.
Petroleum Workers’ Union
The Petroleum Workers’ Union (the “Union”) represents approximately 80.1% of the work force of Petróleos Mexicanos and the subsidiary entities. The members of the Union are PEMEX employees and they elect their own leadership from among their ranks. PEMEX’s relationship with its employees is regulated by the Ley Federal del Trabajo (Federal Labor Law) and a collective bargaining agreement between Petróleos Mexicanos and the Union. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Union was officially established in 1938, PEMEX has not experienced labor strikes, although it has experienced work stoppages for short periods of time.
On July 17, 2007, Petróleos Mexicanos and the Union executed a new collective bargaining agreement that became effective on August 1, 2007. The terms of the new agreement provide for a 4.25% increase in wages and a 1.6% increase in other benefits. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2009. On July 22, 2008, Petróleos Mexicanos and the Union agreed to a 4.8% wage increase and a 1.9% increase in other benefits. On July 23, 2009, Petróleos Mexicanos and the Union signed a new collective bargaining agreement that became effective on August 1, 2009 until July 31, 2011. The terms of the new agreement provide for a 4.9% increase in wages and a 1.5% increase in other benefits.
Legal Proceedings
In July 2007, Secretaría de la Función Pública (General Comptroller’s Office of the Government, or SFP) announced that it had fined Mr. Raúl Muñoz Leos, ex-Director General of Petróleos Mexicanos and Mr. Juan Carlos Soriano Rosas, ex- General Counsel of Petróleos Mexicanos with Ps. 862.2 million each and banned each of them from holding public office for ten years for allegedly breaking budgetary laws and regulations in connection with a side agreement (No. 10275/04) dated August 1, 2004, between Petróleos Mexicanos and the Union. On August 25, 2005, Petróleos Mexicanos and the Union amended this side agreement in order to make certain adjustments required by applicable regulations. These penalties have been appealed by the former officers and a final resolution of the matter is pending. In addition, PEMEX has adopted new rules in order to promote a culture of ethics and prevent corruption in PEMEX’s daily operations.
On December 12, 2008, the SEC filed a settled enforcement action charging Siemens AG with violations of the U.S. Foreign Corrupt Practices Act (FCPA). Among other matters, the SEC alleged that two Siemens subsidiaries made three illicit payments totaling approximately U.S. $2.6 million to a consultant to assist in settling cost overrun claims in connection with three refinery upgrade projects, and that some portion of those payments was passed on to a senior PEMEX official.
In response to the allegations related to Siemens, on December 22, 2008, PEMEX requested an investigation concerning these alleged events, and on December 23, 2008, an investigation was formally initiated by the Internal Control Body of PEMEX, which is independent of PEMEX’s management and under the supervision of the SFP. The investigation will attempt to determine whether any person acted improperly in the matters related to the SEC allegations. A Mexican public official who in the course of his or her official duties acts or fails to act in accordance with applicable law and regulations is subject to administrative penalties and criminal prosecution and punishment. Receipt of a payment to influence a decision regarding a contract would violate Mexican law and the Code of Ethics for Public Servants of the Federal Public Administration.

In association with the Ministry of Finance and Public Credit and the Ministry of Energy, PEMEX has introduced a number of measures to combat the illegal trade in fuels. This illegal trade is primarily the product of theft from PEMEX’s pipelines or installations and the smuggling of products used to alter fuels. In connection with the implementation of these measures, the Federal Criminal Code was modified on April 29, 2004 to include as a high crime the theft or exploitation of hydrocarbons or its derivatives without consent or authorization. PEMEX maintains oversight of its nationwide pipeline system and reports any unlawful activity about which it is aware to the appropriate local or federal authorities.
Pemex-Refining has implemented a comprehensive strategic initiative to prevent and combat the illicit market in fuels, including (a) a proposal to modify the Federal Criminal Codes in order to facilitate locating those responsible for criminal activity and which is currently under evaluation by the Mexican Congress; and (b) improvements in the handling of fuels inside Pemex-Refining’s facilities and supervision of the operating controls related to fuels, such as: (1) the use of a specialized electronic surveillance device that is inserted into the pipelines, which senses, records and locates irregularities and helps locate holes from which fuel products could be taken illegally; (2) the creation of “vulnerability maps” of Pemex-Refining’s facilities; (3) the implementation of satellite monitoring of Pemex-Refining’s tankers to keep track of their location at all times; (4) the implementation of a closed circuit video monitoring system in 31 of Pemex-Refining’s storage and distribution terminals to supervise its internal operations; and (5) the implementation of a terminal monitoring and control system, which has been installed in 66 of Pemex-Refining’s 77 storage and distribution terminals and operates together with a system of 24 mobile laboratories to analyze the quality of fuels in over 8,000 retail service stations in Mexico.
In 2008, PEMEX detected 367 illicit entries, as compared to 296 during 2007. Pemex-Refining has installed more precise measurement instruments in the principal transfer locations among refineries, marine terminals, storage facilities, distributors, suppliers and customers with the objective of measuring volumes and generating product balance reports for Pemex-Refining. The illicit market in fuels impacts PEMEX’s results of operations due to the loss of revenues that would have been generated from the sale of such products, the production cost of which is already included in the cost of sales. The preventive actions described above have resulted in a reduction of this illegal trade and an increase in PEMEX’s sales volumes, since although the number of illicit entries has increased, the average missing volume per entry has decreased.
Tourism
During the last three decades, the Government has taken measures to promote the growth of the tourist industry. Through the Fondo Nacional de Fomento al Turismo (the National Fund for Tourism Development, or “FONATUR”), the Government has established tourist centers in Cancún, Ixtapa, Puerto Vallarta, Cabo San Lucas, Bahías de Huatulco and elsewhere. Mexico has increased its hotel and other lodging capacity from 132,701 rooms in 1970 to 596,352 in 2008, according to preliminary figures.
After merchandise exports (including in-bond industries) and worker remittances from abroad, tourism is Mexico’s third largest contributor of foreign exchange. The expansion of tourism that began in late 1986 continued through 2008. During 2008, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $13.3 billion, 3.4% greater than in 2007. Revenues from tourists to the interior (as opposed to border cities) totaled U.S. $10.1 billion in 2008, a 4.1% increase over 2007. The number of tourists to the interior in 2008, 13.3 million, was 2.7% higher than the level for 2007, while the average expenditure per tourist to the interior increased by 1.4%, to U.S. $760.62. During 2008, expenditures by Mexican tourists abroad amounted to U.S. $4.9 billion, a 4.2% increase over the level during 2007, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) amounted to U.S. $8.5 billion. The tourism balance recorded a surplus of U.S. $4.8 billion in 2008, an increase of 6.4% from the U.S. $4.5 billion surplus recorded in 2007.
Agriculture
During 2008, approximately 54.1 million acres were cultivated, or about 11.1% of the country’s total area. In the same period, approximately 47.8 million acres were harvested, of which approximately 28.0% were irrigated.
According to preliminary figures, agriculture, livestock, fishing and forestry employed approximately 13.6% of the economically active population as of December 2008 and accounted for 3.9% of Mexico’s GDP in 2008. The Government estimates that approximately 27.9% of Mexico’s population lived in rural areas in 2008.

According to preliminary figures, the output of the agriculture, livestock, fishing and forestry sector increased by 3.2% in real terms in 2008 as compared to 2007. This increase was largely due to favorable climate conditions and attractive prices.
In order to improve agricultural productivity and raise the living standards of the rural population, the Government has made agriculture a national priority. Productivity increases are expected from consolidating production into larger units, expanding the national irrigation system and increasing the availability of credit. To assist rural areas, agricultural prices are reviewed by the Government to ensure they do not fall below cost. The Government has also begun to encourage private investment in the agricultural sector in the form of partnerships, joint ventures and supply arrangements between farmers and private sector companies.
Agricultural exports accounted for 2.7% of Mexico’s merchandise exports in 2008 (including in-bond industry), with the United States representing the principal export market for Mexican agricultural products. Agricultural exports increased in nominal terms by 6.5% in 2008. The principal exported agricultural goods in 2008 were fresh vegetables, tomatoes and fresh fruits.
Agricultural Reform
In 1990, roughly half of Mexico’s agricultural lands were held through the ejido system of land tenure. Ejidos developed as a direct result of the agrarian uprisings that were an important element of the Mexican Revolution of 1910 and are provided for and protected under the Constitution. Under the ejido system, peasant farmers work individual parcels of land to which title is held by the ejido, or peasant community. As discussed below, ejido farmers had the right to use communal lands, but, prior to January 1992, could not rent or otherwise transfer their rights to use such lands except to direct descendants.
In response to the slow growth of production by the ejido sector, attributable in part to increasing ejido populations, the subdivision of parcels into smaller and smaller units of production and disincentives to investment inherent in the ejido system, the Constitution was amended, effective as of January 1992, to permit more efficient use of ejido lands and the achievement of economies of scale. The amendments, together with the Ley Agraria (Agrarian Law) enacted by Congress and effective February 27, 1992, halted further redistribution of land and permitted ejido farmers to rent their parcels, to transfer the right to use their parcels to obtain financing and, in certain cases, to sell their land. In addition, corporations are now permitted to own agricultural lands, subject to certain limitations.
The modernization of the system of land tenure has and will continue to foster greater investment in agriculture by permitting landowners to access new sources of capital, to transfer land to more efficient producers and to make more efficient use of inputs. Although some ejido farmers have chosen to transfer possession of economically nonviable parcels of land and the Government anticipates that a number of ejido farmers will continue to do so, the increased productivity of the sector that has resulted and is expected to continue to result from the agricultural reform, as well as the growth of agribusiness, should generate employment opportunities for many of these workers outside of major urban areas. Nonetheless, the Government has increased its expenditures for investment in rural infrastructure and modernization of the agricultural sector to aid the process of agricultural reform and expects that further significant investments will be needed in the future to further modernize the agricultural sector.
Historically, the Government has intervened in the agricultural economy in order to assure adequate supplies of staples of the Mexican diet and maintain farm incomes through price supports. The Government’s policy has changed from one of active participation in the chain of distribution to one of encouraging the market-oriented development of the agricultural sector.
The Government agency Apoyo y Servicios a la Comercialización Agropecuaria (“ASERCA”), which was created in 1991, is mandated with helping to modernize the process of agricultural trade by promoting an efficient national and international market information system, fostering training and improved organization in the marketplace, and planning and constructing infrastructure for the storage, financing and distribution of agricultural products. ASERCA does not purchase agricultural products, but instead channels distribution through its infrastructure and storage facilities, and promotes trading through an agricultural exchange system that reduces the need for layers of intermediaries and offers producers mechanisms to protect themselves against fluctuations in the market. To date, ASERCA has focused its activities on the marketing of soy, wheat, sorghum, rice, cotton and safflower.

The Programa de Apoyo al Campo (Agricultural Support Program, or “PROCAMPO”) is a 15-year program under the supervision of the Secretaría de Agricultura, Ganadería y Desarrollo Rural (Agriculture Ministry). This program, which was begun at the end of 1993, replaced price supports with direct economic support to producers of cotton, rice, safflower, barley, beans, corn, sorghum, soy and wheat in order to ensure a minimum income level for farmers who produce for their own consumption and a degree of profitability for commercial farmers. The substitution of price supports with direct payments to producers was designed to result in greater responsiveness of Mexican producers to market conditions and more efficient allocation of Mexico’s agricultural resources. The economic support each farmer receives depends on the area of land under cultivation as well as regional climate and economic conditions.
On October 31, 1995, the Government, the state governments and representatives of Mexico’s agricultural and rural sectors established a national rural development program known as Alianza para el Campo (Rural Alliance). In 2002, this program was renamed Alianza Contigo (Alliance with You). Its original purposes were to increase productivity, fight poverty, raise the income of families living in Mexico’s rural areas, produce enough basic foods for the population, promote exports of agricultural products and provide support to rural investment projects. The program has since been reoriented towards improving production and productivity, promoting investment and the capitalization of the sector, promoting strategic agricultural products, developing a tropical and subtropical agricultural system and investigating and transferring technology. The Alliance has been a key element of the Government’s strategy to improve the economic and social conditions of less developed sectors of Mexican society.
On April 28, 2003, the Government and representatives of Mexico’s rural sectors established a new national rural development program known as Acuerdo Nacional para el Campo (National Rural Agreement). The purposes of this program are to fight poverty and raise the income level of families living in Mexico’s rural areas, and to continue to increase the productivity of and the investment in the rural sector.
Sugar Industry
In September 2001, the Government announced its decision to expropriate 27 sugar mills, roughly 46.7% of the sugar industry of the country, that were experiencing structural and financial problems. The expropriated mills are being administered by a government-owned development bank as trustee for the Fondo de Empresas Expropiadas del Sector Azucarero (Expropriated Sugar Companies Fund), a trust established to administer the expropriated assets of the sugar mills.
The sugar industry is heavily indebted. The Government is attempting to reorganize and restructure the industry while preserving employment in the industry during the restructuring process.
On February 19, 2004, the Supreme Court ruled in favor of claims, originally initiated by four of the subsidiaries of Grupo Azucarero México, S.A. de C.V. (“GAM”), that the 2001 expropriations of four of the 27 total sugar mills were unconstitutional and ruled that the Government must return the four unconstitutionally expropriated mills to the shareholders of each sugar mill as of the date they were originally expropriated. A claim initiated by a fifth subsidiary of GAM was voluntarily withdrawn prior to the ruling. Other parties, including creditors of certain of the sugar companies whose mills were expropriated, have also filed claims against the Government (mainly Grupo Machado and Grupo Santos, former owners of 9 of the expropriated mills). In addition, GAMI Investment Inc., a U.S. shareholder of one of the companies affected by the expropriation, submitted a claim under Chapter 11 of the NAFTA, which was dismissed in its entirety by the applicable tribunal on November 15, 2004.
Between 2004 and 2006 Government complied with the Supreme Court resolution by returning 13 mills (4 to GAM, 3 to Grupo Machado and 6 to Grupo Santos). Regarding the remaining 14 expropriated mills, one was sold and is operating under private administration and the others are expected to be sold shortly. Currently, there are nine pending proceedings regarding the expropriated mills.

The 2008-2009 harvest yielded 4.9 million tons of sugar.
In August 2007, the Government announced the amendment of the Statutory-Contract (Contrato-Ley) that regulates workers in the sugar industry. The main objective of the amendment is to modernize the labor relations of the sugar industry in order to make the industry more competitive. Among the most relevant changes are new rules for the promotion of workers based on merit and productivity as well as additional retirement benefits.
Transportation and Communications
According to preliminary figures, Mexico’s road network, in large part built and maintained by the Government, totaled an estimated 223,912 miles (360,352 km) at December 31, 2008, of which approximately 79,194 miles (127,450 km) were paved, and included approximately 4,931 miles (7,935 km) of toll expressways. The principal Mexican cities are served by domestic and international airlines, and many smaller communities also benefit from scheduled service by domestic airlines. The Government operates some of the facilities at the principal seaports. During 2008, the amount of cargo transported via Mexican ports totaled 230.5 million tons, 5.2% less than during 2007.
The Government has promoted an increased role for the private sector in the development, management and improvement of Mexico’s port facilities in the last decade. The 1993 Ley de Puertos (Ports Law) permits the Government to grant concessions for the construction and operation of port facilities. In exchange for concessions of up to 50 years, the concessionaires are expected to develop and modernize the port facilities and surrounding transportation infrastructure. During 1993, 64 concessions were granted for the construction, management and operation of port facilities. An additional 107 concessions have been granted since 1993, including 7 granted in 2008.
By the end of the 1980s, the extent and condition of Mexico’s road infrastructure was insufficient to support the growth and modernization of the Mexican economy and the increased traffic resulting from the opening of the economy to foreign trade and investment. Lacking public resources to finance the expansion of the roads and highways, the Government embarked on a program under which private sector companies were granted long-term concessions for construction, operation and maintenance of toll roads. The program helped expand Mexico’s toll expressways by approximately 3,836 miles (6,174 km) from 1990 to 2008, according to preliminary figures.
The new toll expressways financed by the private sector, however, experienced financial problems almost from their inception due to their high tolls (which discouraged their use), higher than expected construction costs and lower traffic volumes than originally projected. In response to this problem, in 1997 the Government approved a toll road restructuring program aimed at providing financial relief for toll road concessionaires to guarantee the maintenance of the toll roads and to establish the foundation for further development of the country’s highway infrastructure. Under that program, the Government reacquired 23 of the 52 concessions granted through 1994. Between 2003 and 2008, the Government transferred to private sector operators through an auction process 17 of the reacquired concessions. During the first six months of 2009, the Government did not transfer any additional concessions. According to the 2007-2012 Programa Nacional de Infraestructura (National Infrastructure Program), announced on July 18, 2007, the Government estimates that highway infrastructure investment over the five-year period from 2007 to 2012 will total Ps. 287.0 billion, consisting of Ps. 159.0 billion in public sector investment and Ps. 128.0 billion in private sector investment. On February 6, 2008 the Government announced the creation of the National Infrastructure Fund, which is intended to support the National Infrastructure Program by facilitating financing for the modernization and expansion of the country’s infrastructure. Through this fund, the Government expects to channel resources of Ps. 270.0 billion for investment in infrastructure projects over the next five years. In 2008, the National Infrastructure Fund invested approximately Ps. 15 billion, mainly on infrastructure projects in sectors such as transportation and communications, environmental protection and tourism.
Until 1995, Mexico’s railroad system, which carries an estimated 26% of all freight moved in Mexico, was operated through the state-owned railroad monopoly, Ferrocarriles Nacionales de México (“Ferronales”). Pursuant to a 1995 law governing railways, the Government divided the railway system into three regional lines and one terminal in the Valley of Mexico, as well as several short lines. By the end of 1999, the three regional lines were sold and 75% of the capital stock of the terminal in the Valley of Mexico was sold to the new owners of the three regional lines, with the Government retaining a 25% ownership interest in the terminal. In this process, the Government granted concessions to private sector participants covering 98% of the country’s railway freight services (in terms of the volume of transportation services) and covering 81% of the railway network. No additional concessions were granted after 1999. See “The Economy—The Role of the Government in the Economy; Privatization—Railways.”

In June 2007, Compañia de Ferrocarriles Chiapas-Mayab, S.A. de C.V., abandoned its concession to operate the Chiapas and Mayab railways and provide railway freight transportation services. The Government seized the assets of Compañia de Ferrocarriles Chiapas-Mayab to protect its rights and guarantee the provision of the services and designated the government—owned Ferrocarril del Itsmo de Tehuantepec, S.A. de C.V. to operate the railway and provide the services on an interim basis. Compañia de Ferrocarriles Chiapas-Mayab filed a claim against this seizure, which was dismissed in May 2008. The Government expects to auction the seized concession during 2009.
According to preliminary figures, at December 31, 2008, Mexico had an estimated 18.7 telephone lines in service per 100 inhabitants, as compared with an estimated 13.8 telephone lines in service per 100 inhabitants at December 31, 2001. Telmex, which held the exclusive concession for domestic and international long-distance telephone services in Mexico until August 1996, was privatized in December 1990. In June 1995, Congress enacted a telecommunications liberalization law. Since 1996, the Federal Telecommunications Commission has regulated and supervised telecommunications services. See “The Economy—The Role of the Government in the Economy; Privatization—Telecommunications.”
According to preliminary figures, the transportation and warehousing sector grew by 0.8% in real terms in 2008, as compared with 3.7% real growth in 2007.
Construction
Construction is subject to cyclical trends and has been among the sectors most affected by the changes in Government and private sector expenditures. The construction sector benefited from the reconstruction, modernization and expansion of the federal highway network, as well as from other infrastructure, residential and industrial plant construction projects. According to preliminary figures, the construction sector contracted by 0.6% in real terms in 2008, as compared with growth of 4.4% in 2007.
Mining
Mexico has substantial and varied mineral resources. It is one of the world’s leading producers of silver, bismuth, antimony, fluorite, graphite, barite, molybdenum, lead and zinc. Mexico’s production of minerals satisfies most of its industrial needs and enables it to export silver, copper, sulfur and iron. According to preliminary figures, the mining, petroleum and gas sector decreased by 2.3% in real terms in 2008, as compared with a decrease of 0.6% in 2007, mainly due to a decrease in the production of crude oil and to labor problems disrupting the production of certain companies in the mining sector. Extractive mineral exports (excluding crude oil) increased by 11.2% in nominal terms in 2008 as compared to 2007. Extractive minerals exports (including oil and oil products) accounted for 18.0% of total merchandise exports (including in-bond industry exports) in 2008.
Under the Constitution and applicable Mexican laws, mining may only be carried out by the Government or pursuant to concessions that may be granted only to Mexican individuals or corporations. However, foreign investment in Mexican mining companies is permitted, except in the case of the exploitation of radioactive minerals. The foreign investment and mining regulations permit foreign investors to hold, on a temporary basis, majority interests in companies engaged in mining activities. These regulations are aimed at promoting the development of the mining industry by intensifying and broadening exploration, finding new sources of financing and investment and fostering the development of domestic technology. Mexico’s Ley Minera (Mining Law) permits exploration concessions of up to six years and exploitation concessions of up to 50 years.

Electric Power
As of December 31, 2008, approximately 98.4% of Mexico’s urban population and 91.0% of Mexico’s rural population (or 96.7% of the total population) had access to electric power. Providing additional access to electric power remains a Government priority. Installed generating capacity at December 31, 2008 was 51,105 megawatts, an increase of 0.2% from 2007. Electric production for 2008 was 235,871 gigawatt hours, an increase of 1.4% as compared to 2007 and an overall increase of 13.1% from 2004. Of the total generation in 2008, 12.8% was produced by hydroelectric plants, 3.2% by geothermal plants, 7.8% by coal fired plants, 5.6% by nuclear power plants, 0.1% by aeolian (wind) plants, 36.1% by hydrocarbons plants and 34.3% by independent producers. Diversification of energy resources is an important objective of the Government. Domestic generation in 2008 was supplemented by imports of electric power of 350.6 gigawatt hours. Mexico exported 1,452 gigawatt hours of electricity in 2008.
The Constitution and applicable laws provide that the generation, transmission, transformation and distribution of electric power constituting a public service are reserved solely to the Mexican nation. At December 31, 2008, approximately 90% of electric generating capacity was held by the public sector through the Federal Electricity Commission. The balance of generating capacity is in privately owned facilities.
Private investors are allowed to participate in the electric energy sector on a broad basis. Under the 1992 Ley del Servicio Público de Energía Eléctrica (Electric Energy Public Service Law, or “Electric Energy Law”), electric energy can be produced by self-suppliers, cogenerators, independent producers and de minimis producers. However, self-suppliers and cogenerators must sell all excess production to the Federal Electricity Commission, independent producers must sell their production to the Federal Electricity Commission or export it (when authorized) and de minimis producers must sell their production to the Federal Electricity Commission, to small rural communities or to isolated areas without electric energy. The Electric Energy Law also contemplates the possibility of foreign investment in the Mexican electric energy industry, although only limited foreign investment has been made in this sector to date.
A consortium of U.S. and Mexican companies built the first independent power plant, the Samalayuca II 700 megawatt combined cycle thermoelectric power generation facility near Ciudad Juarez, Mexico, which is now being leased to the Federal Electricity Commission. According to the 2007-2012 National Infrastructure Program, the Government anticipates a total of Ps. 380.0 billion in electric energy sector investment over the next six years, with Ps. 161 billion of that amount related to generation.
On October 11, 2009, President Felipe Calderon Hinojosa issued a decree, in the Official Gazette of the Federation, mandating the dissolution and liquidation of Luz y Fuerza del Centro. Previously, Luz y Fuerza Centro was the decentralized entity responsible for providing electricity to Mexico City and certain regions in the states of Hidalgo, Morelos and Puebla. Going forward, CFE, the decentralized public entity that provides electricity nationwide, will be responsible for providing electricity in the areas previously serviced by Luz y Fuerza del Centro.

FINANCIAL SYSTEM
Mexico’s financial system is composed of commercial banks, national development banks, securities brokerage houses, development trust funds and other non-bank institutions, such as insurance companies, bonding companies, foreign exchange houses, factoring companies, bonded warehouses, financial leasing companies and limited-scope financial institutions. Multiple financial service companies may operate as part of a single group, but must be organized as separate companies owned by a single financial service holding company. Each financial service holding company must own at least three different types of financial service companies, except that a financial service holding company may own only two financial service companies if each of those companies is a commercial bank, a securities firm or an insurance company.
The financial authorities are the Ministry of Finance and Public Credit, Banco de México, the Comisión Nacional Bancaria y de Valores (the National Banking and Securities Commission, or the “CNBV”), the Comisión Nacional del Sistema del Ahorro para el Retiro (Retirement Savings Commission) and the Comisión Nacional de Seguros y Fianzas (National Insurance and Bonding Commission).
Under the Organic Law of the Federal Public Administration, the Ministry of Finance and Public Credit is responsible for the coordination and supervision of Mexico’s financial system and for the formulation of Mexico’s fiscal policy.
Central Bank and Monetary Policy
Banco de México, chartered in 1925, is the central bank of Mexico and, at December 31, 2008, had assets totaling Ps. 1,544.3 billion (U.S. $114.1 billion). Banco de México is Mexico’s primary authority for the execution of monetary policy and the regulation of currency and credit. It is authorized by law to regulate interest rates payable on time deposits, to establish minimum reserve requirements for credit institutions and to provide discount facilities for certain types of bank loans.
In 1993, a constitutional amendment relating to the activities and role of Banco de México in the economy came into effect. The amendment strengthened the authority of Banco de México with respect to monetary policy, foreign exchange and related activities as well as the regulation of the financial services industry. The amendment’s purpose was to reinforce the independence of Banco de México to enable it to act as a counterbalance to the executive and legislative branches in monetary policy matters. In 1994, a new law governing the activities of Banco de México put into effect the greater degree of autonomy granted to it under the constitutional amendment and established a Foreign Exchange Commission charged with determining the nation’s exchange rate policies. Under the 1994 law, Banco de México is managed by a five-member Junta de Gobierno (Board of Governors), consisting of one Governor and four Deputy Governors, appointed by the President of Mexico and confirmed by the Senate. The Governor of Banco de México is appointed for a six-year term beginning on January 1 of the fourth year of each Presidential administration, with a new Governor scheduled to be appointed in January 2010. Deputy Governors are appointed for staggered eight-year terms.
The principal objective of the Government’s monetary policy is and has been to reduce inflation. Accordingly, in the past, Banco de México has tightened domestic credit when the exchange rate depreciated, capital outflows occurred or inflation was higher than projected. In 1995, Banco de México introduced new reserve requirements (which were intended to limit the amount of overdrafts by banks of their accounts at Banco de México) to facilitate the regulation of liquidity and reduce Banco de México’s daily net extension of credit. In addition, Banco de México has established quarterly targets for the expansion of net domestic credit for each quarter since 1996.

Banco de México’s definitions of Mexico’s monetary aggregates, introduced in July 1999, measure financial savings provided by the internal and external financial markets, separating savings of residents and nonresidents of the country in both markets. In addition, the monetary aggregates permit a differentiation of financial savings generated by the public and private sectors. The monetary aggregates can be described as follows:
•	M1 consists of bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards, plus savings and loan deposits;
•	M2 consists of M1, plus bank deposits, securities issued by the Federal Government, securities issued by firms and non-bank financial intermediaries and liabilities of the Federal Government and the National Workers’ Housing Fund Institute related to the Retirement Savings System;
•	M3 consists of M2, plus financial assets issued in Mexico and held by non-residents; and
•	M4 consists of M3, plus deposits abroad at foreign branches and agencies of Mexican banks.
The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated.
Money Supply

	December 31,										June 30,
	2004		2005		2006		2007		2008(1)		2009(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	301,162	Ps.	336,171	Ps.	389,598	Ps.	430,084	Ps.	494,400	Ps.	468,396
Checking deposits
In domestic currency		408,726		471,703		532,663		604,757		623,403		579,772
In foreign currency		96,836		95,279		97,698		97,679		117,784		126,175
Interest-bearing peso deposits		138,065		162,985		195,678		214,195		244,105		235,232
Savings and loan deposits		1,777		2,362		2,883		3,338		3,229		3,056

Total M1	Ps.	946,567	Ps.	1,068,500	Ps.	1,218,520	Ps.	1,350,053	Ps.	1,482,920	Ps.	1,412,631

M4	Ps.	3,905,356	Ps.	4,527,722	Ps.	5,170,394	Ps.	5,703,869	Ps.	6,690,782	Ps.	6,730,126

Note: Totals may differ due to rounding.

(1) Preliminary.

Source: Banco de México.
2008 Monetary Program
Mexico’s monetary program for 2008 had as its principal objective the achievement of an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2008. Mexico’s monetary program for 2008 was made up of the following elements:
•	the announcement of an explicit, multi-year plan to control inflation;
•	a systematic analysis of the economy and inflationary pressures;
•	a description of the instruments used by Banco de México to achieve its objectives; and
•	a policy of communication that promotes transparency, credibility and effective monetary policy.
Until 2008, Banco de México used a corto or “short” mechanism to induce the changes in interest rates needed to achieve inflation objectives. Under this mechanism, Banco de México set a predetermined amount at which the daily average of the net total balance of all current accounts of banks accumulated during a certain period would close, and controlled that amount by restricting the amount of credit it auctioned to banks on a daily basis. Prior to April 10, 2003, that amount was set based on a 28-day period. On April 10, 2003, the period was changed from 28 days to a daily average balance. When the predetermined amount was negative, or “short,” Banco de México exerted upward pressure on interest rates by leaving the market short of pesos and by increasing the interest rate on a portion of the credit it auctioned on that day. This mechanism allowed Banco de México to combat inflationary pressures and disorderly conditions in the money and foreign exchange markets, as well as ensure that changes in the monetary base followed a path consistent with the assumed inflation rate.

In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than the corto mechanism as its primary monetary policy instrument. On April 27, 2007, Banco de México increased the minimum overnight funding rate from 7.00% to 7.25%. On October 26, 2007, Banco de México increased the minimum overnight funding rate from 7.25% to 7.50%. The minimum overnight funding rate remained at 7.50% from October 26, 2007 to June 20, 2008. Banco de México increased the minimum overnight funding rate to 7.75% on June 20, 2008, to 8.00% on July 18, 2008, and to 8.25% on August 15, 2008.
At the end of December 2008, the monetary base had grown to Ps. 577.5 billion, a 16.7% increase in nominal terms as compared to Ps. 494.7 billion at December 30, 2007. The net domestic credit of Banco de México registered a negative balance of Ps. 739.8 billion at December 31, 2008, as compared to a negative balance of Ps. 457.5 billion at the end of 2007. The increase in the negative balance was attributable primarily to the accumulation of net international assets by Banco de México and to the increase in the monetary base during the year.
During 2008, the M1 money supply increased by 3.1% in real terms, as compared with a growth of 6.8% in real terms in 2007. This reduction in growth was driven by a decrease in checking deposits in domestic currency by the public, which decreased by 3.2% in real terms in 2008.
Financial savings, defined as the difference between the monetary aggregate M4 and bills and coins held by the public, increased by 10.3% in real terms in 2008, as compared to 6.3% real growth in 2007. This growth was attributable to an increase in savings generated by non-residents of 13.0% and an increase in savings generated by Mexican residents of 9.9% in real terms in 2008.
2009 Monetary Program
Mexico’s monetary program for 2009 has as its principal objective the achievement of an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2009. Mexico’s monetary program for 2009 is made up of the following elements:
•	the announcement of an explicit, multi-year plan to control inflation;
•	a systematic analysis of the economy and inflationary pressures;
•	a description of the instruments used by Banco de México to achieve its objectives; and
•	a policy of communication that promotes transparency, credibility and effective monetary policy.
Banco de México reduced the minimum overnight funding rate to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. Since July 17, 2009, the minimum overnight funding rate has remained at 4.5%.
At July 31, 2009, the M1 money supply was 8.9% greater in real terms than at July 31, 2008. Bills and coins held by the public increased by 11.6% in real terms during the first seven months of 2009 as compared to the same period of 2008, while the aggregate amount of checking account deposits denominated in pesos at July 31, 2009 was 2.5% greater in real terms than at July 31, 2008.
At July 31, 2009, financial savings were 7.3% greater in real terms than financial savings at July 31, 2008. Savings generated by Mexican residents were 8.8% greater in real terms and savings generated by non-residents were 14.4% lower in real terms than their respective levels at July 31, 2008.

At September 15, 2009, the monetary base totaled Ps. 530.6 billion, an 8.1% nominal decrease from the level of Ps. 577.5 billion at December 31, 2008. Banco de México estimates that the monetary base will total approximately Ps. 637.6 billion at December 31, 2009.
Banking System
In September 1982, the Government decreed the nationalization of the private Mexican commercial banks. In November 1982, the Constitution was amended to implement the nationalization, under which the Government was granted a monopoly on the provision of banking and credit services. The number of banking institutions was reduced from 68 to 18 from 1982 to 1988.
Effective June 28, 1990, the Constitution was amended to permit Mexican individuals and financial holding companies to own controlling interests in Mexican commercial banks. Subsequently, the Ley de Instituciones de Crédito (Law of Credit Institutions, or “Banking Law”) was enacted to regulate the ownership and operation of Mexican commercial banks. Pursuant to the Banking Law, Mexico began the process of privatizing the commercial banks. By July 6, 1992, the Government had privatized all 18 state-owned commercial banks, with the proceeds from the sale of the banks exceeding U.S. $12 billion.
In connection with the implementation of the NAFTA, amendments to several laws relating to financial services, including the Banking Law and the Ley del Mercado de Valores (Securities Market Law), became effective on January 1, 1994. These measures permit non-Mexican financial groups and financial intermediaries, through Mexican subsidiaries, to engage in various activities in the Mexican financial system, including banking and securities activities. In April 1994, the Ministry of Finance and Public Credit issued regulations that implemented these provisions. These regulations set forth rules under which Canadian and U.S. financial institutions (and other foreign financial institutions acting through Canadian or U.S. affiliates) are permitted to establish or acquire Mexican financial institutions and financial holding companies. Pursuant to these rules, the aggregate net capital of Mexican commercial banks controlled by foreign financial institutions was not permitted to exceed 25% of the total net capitalization of all Mexican banks prior to January 1, 2000 (excluding certain acquisitions pursuant to a program approved by the Ministry of Finance and Public Credit).
In December 1998, Congress approved legislation introducing additional financial and banking reforms. The 1998 reforms did not affect the general foreign ownership restrictions under the Banking Law, but removed the remaining restrictions on foreign ownership of the largest Mexican banks.
The Banking Law was amended on June 4, 2001 to:
•	enhance corporate governance by (1) expanding minority shareholders’ rights, (2) introducing independent board members and (3) requiring an audit committee of the board of directors;
•	improve the framework for banking operations by (1) providing adequate regulation regarding the provision of banking services using new technologies, (2) allowing banks to offer additional services and (3) setting a new framework for related operations; and
•	strengthen regulation and surveillance while reducing their cost by (1) introducing prompt corrective actions based on banks’ capitalization levels, (2) defining responsibilities and activities of the various financial authorities and (3) expanding the role of external auditors.
Development Banks
The Mexican banking system includes various development banks, the substantial majority of the capital of which is owned by the Government. The most important development banks are Nacional Financiera, S.N.C. (“NAFIN”), Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”) and Banco Nacional de Obras y Servicios Públicos S.N.C. (“Banobras”). Among NAFIN’s principal activities are the granting of credits to small- and medium-sized businesses, promoting the development of the securities market and serving as financial agent of the Government in certain international transactions. Bancomext’s principal activities are the granting of export- and import-related credits and the issuance of guaranties to private- and public-sector entities in the promotion of foreign trade. On June 13, 2007, ProMéxico, a new public trust, was created. The trust, which is supervised by the Ministry of Economy, has assumed certain of Bancomext’s responsibilities with respect to the promotion of foreign trade and foreign investment. Banobras’ principal activities consist of providing short-, medium- and long-term financing to public enterprises and federal, state and municipal governments and granting credits for low-income housing.

Under the laws establishing NAFIN, Bancomext and Banobras, the Government is responsible, at all times, for the transactions entered into by those development banks with foreign private, governmental and inter-governmental institutions, among others.
Banking Supervision and Support
Under the Banking Law, the CNBV is the entity responsible for the supervision of commercial and development banks. It is empowered to impose sanctions for failure to comply with existing banking regulations. The CNBV is administered by a board of directors composed of ten members in addition to its president and two of its vice presidents. Five of the members are appointed by the Ministry of Finance and Public Credit, three members are appointed by Banco de México, one member is appointed by the National Commission for the Retirement Savings System and one member is appointed by the National Insurance and Bonding Commission.
In 1995, the CNBV acquired powers of administrative and management intervention in financial holding companies similar to the CNBV’s existing powers with respect to banks and securities dealers. The CNBV’s powers of intervention give it the option of intervening in a financial group at either the holding company or operating company level.
Background
From 1991 through 1994, the Government promulgated rules that, among other things, established procedures for classifying loans as “non-performing” and established loan loss reserve requirements and capital adequacy standards for Mexican commercial and development banks, pursuant to which such banks are required to maintain capitalization levels consistent with international standards.
The 1994-1995 peso devaluation and ensuing financial crisis created concerns about the stability of the Mexican banking system. The devaluation, higher domestic interest rates and contraction in real GDP combined to weaken the quality of the assets of Mexican banks, caused the capitalization of several banks to fall below the minimum required levels and created funding difficulties for many banks.
The weakening of the banking system prompted the Government to enact policies aimed at increasing the capitalization of Mexican banks. New reserve requirements were introduced by Banco de México to facilitate the regulation of liquidity. Pursuant to these requirements, which took effect in March 1995, a bank that overdraws its account with Banco de México must subsequently deposit funds, and maintain amounts on deposit, at least equal to the amount of the overdraft. Substantial fines may be imposed if a bank fails to make and maintain such deposits. The new reserve requirements were intended to reduce Banco de México’s daily net extension of credit. In addition, in 1997 the CNBV adopted significant changes in the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.
In response to the 1994-1995 financial crisis, the Mexican Government took a number of additional steps to support the banking system, including broadening the scope for investment by foreign and domestic investors in the equity of Mexican financial institutions, enhancing the power of the CNBV to supervise and intervene in the activities of financial holding companies and creating a number of debtor support programs to restructure past-due loans caused by the crisis, then-rising interest rates and the ongoing recession. From 1994 to 1996, the CNBV exercised its authority to intervene in the management of a number of Mexican financial institutions, including the Cremi/Union financial group, Grupo Financiero Asemex Banpaís, S.A. de C.V. and its banking and insurance subsidiaries, Banco Capital, S.A. and Banco del Sureste, S.A.

In addition, the Government established the Programa de Capitalización Temporal de la Banca (Temporary Capitalization Program, or “PROCAPTE”), a voluntary program to assist viable but undercapitalized banks, under which the Fondo Bancario de Protección de Ahorro (Banking Fund for the Protection of Savings, or “FOBAPROA”) advanced funds to participating banks in exchange for five-year, mandatorily convertible bonds. By May 1995, the value of bonds issued through PROCAPTE reached Ps. 7,008 million. In February 1997, the last bank participating in PROCAPTE liquidated its total participation, thus concluding the PROCAPTE program.
Through FOBAPROA, the Government made foreign exchange available through a foreign exchange credit window to help banks meet dollar liquidity needs. Outstanding drawings under this program reached their highest point of U.S. $3.8 billion in April 1995 and were completely repaid by August 31, 1995. No drawings were made after that date.
In 1995 and 1996, the Ministry of Finance and Public Credit approved recapitalization plans for twelve of Mexico’s financial institutions, many of which involved strategic investments by foreign financial institutions and the purchase by FOBAPROA of large portions of the loan portfolios of the affected banks.
IPAB
In 1999, the Government’s program to rescue troubled banks, first implemented in 1995, was restructured. Under the revised scheme, FOBAPROA was replaced by the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or “IPAB”), which assumed FOBAPROA’s assets and liabilities, except for certain liabilities that were explicitly excluded under the financial reforms.
IPAB also manages a deposit insurance program. During 1999, IPAB commenced a transition program under which deposit insurance limits were introduced gradually. Deposit insurance is now limited to 400,000 Unidades de Inversión (“UDIs”), units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the NCPI), per person or entity, per institution. At September 15, 2009, one UDI was worth Ps. 4.2758.
The Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities, but those liabilities generally have not become public sector debt as had been originally proposed. In emergency situations, IPAB is permitted to contract additional financing in an amount not exceeding 6% of the total liabilities of banking institutions without congressional authorization. At December 31, 2008, IPAB’s debt totaled Ps. 786.2 billion. At June 30, 2009, IPAB’s debt totaled Ps. 788.6 billion.
In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells, through auctions conducted by Banco de México, peso-denominated debt securities in Mexico, known as Bonos de Protección al Ahorro (Savings Protection Bonds). IPAB uses the proceeds of these sales to service its maturing obligations, improve the maturity profile of its indebtedness and reduce its financing costs. Three types of Savings Protection Bonds are offered by IPAB: BPAs, BPATs and BPA182s. BPAs have a three-year maturity and pay interest monthly at a rate (reset monthly) equal to the higher of the 28-day Cetes rate and the rate applicable to one-month bank notes (Pagarés con Rendimiento Liquidable al Vencimiento). IPAB placed a total of Ps. 63,200 million of BPAs in the market in 2008, as compared to a total of Ps. 67,550 million of BPA instruments sold in 2007. BPATs have a five-year maturity and pay interest every 91 days at a rate (reset quarterly) equal to the 91-day Cetes rate. IPAB placed a total of Ps. 68,300 million of BPATs in the market in 2008, as compared to a total of Ps. 70,250 million of BPATs sold in 2007. BPA182s, which were first offered in May 2004, have a seven-year maturity and pay interest every 182 days at a rate (reset every six months) equal to the 182-day Cetes rate. IPAB placed a total of Ps. 51,110 million of BPA182s in the market in 2008, as compared to a total of Ps. 46,800 million of BPA182s sold in 2007.

In addition to its other activities, IPAB is now in the process of disposing of loan portfolios and other assets acquired by FOBAPROA during the 1994-1996 period. Significant sales of commercial loan assets since the beginning of 2006 include the following:
•	In February 2006, IPAB auctioned a bundle of commercial loans of Banco Banorte and Banco Santander Serfin. The amount received for the loan portfolio was Ps. 756.4 million. The net proceeds from this transaction represented 7.9% of the portfolio’s face value of Ps. 9,626.5 million.
•	In December 2006, IPAB auctioned a bundle of commercial loans of Banco Union. The amount received for the loan portfolio was Ps. 112.4 million. The net proceeds from this transaction represented 2.9% of the portfolio’s face value of Ps. 3,880.4 million.
•	In February 2009, IPAB auctioned a bundle of commercial loans of Estrategia Bursátil S.A. de C.V. Casa de Bolsa. The amount received for the loan portfolio was Ps. 1.7 million. The net proceeds form this transaction represented 190.4% of the portfolio’s face value of Ps. 0.9 million.
Since the IPAB’s last auction of a loan portfolio in February 2009, there has been no further activity in this area.
Global Financial Crisis
In response to the global financial crisis, the Mexican Government and Banco de México announced on October 27, October 29, and October 30, 2008, a series of joint actions aimed at reducing liquidity problems and restoring order to the domestic financial markets, including:
•	a reduction in the amount of long-term fixed rate peso- and UDI-denominated bonds and an increase in the amount of Cetes offered through Mexican Government securities auctions during the fourth quarter of 2008;
•	a reduction in the weekly issuance of Savings Protection Bonds by IPAB in the fourth quarter of 2008;
•	the repurchase by Banco de México of a program to repurchase up to Ps. 150 billion of debt securities issued by IPAB, pursuant to which Ps. 145.9 billion of debt securities were repurchased in three auctions held on November 4, November 11 and November 18;
•	the scheduling by Banco de México of auctions of up to Ps. 50 billion of interest rate swaps, through which market participants were able to exchange their exposure to long-term fixed interest rates for short-term variable interest rates, allowing investors with portfolios of long-term fixed rate instruments to reduce their sensitivity to interest rate fluctuations. Banco de México used the 28-day TIIE as the reference for the variable interest rate. The auctions were held on November 14 and November 19, 2008 and Ps. 4.4 billion of swaps were allocated;
•	the decision to increase by up to U.S. $5 billion the financing provided to Mexico by the World Bank and IADB. In addition, on April 1, 2009, Mexico’s Foreign Exchange Commission requested from the IMF a U.S. $47 billion one-year contingent credit line, which the IMF granted but, as of the date of this report, Mexico has not utilized;
•	the agreement between Banco de México and the Federal Reserve Bank of New York to establish temporary swap facilities of up to U.S. $30 billion effective until February 1, 2010. These facilities were designed to provide financial institutions in Mexico with liquidity in U.S. dollars and provide Banco de México with greater flexibility in addressing the demand for U.S. dollars in the financial markets. On April 21, 2009, Banco de México utilized this swap facility to provide U.S. $3.2 billion in dollar-denominated loans, with 264 day terms and interest resetting every 88 days, to commercial and development banks in Mexico; and
•	the repurchase by Banco de México and the Ministry of Finance and Public Credit of Ps. 4.3 billion of MBonos (fixed rate peso-denominated government bonds) and UDI 713 million (Ps. 3.0 billion ) of Udibonos (government bonds denominated in UDIs) through auctions conducted in December 2008.

Regulation
The Ministry of Finance and Public Credit issued new rules governing the capitalization requirements of Mexican commercial banks effective January 1, 2000. These rules currently require Mexican commercial banks to:
•	limit to 20% the amount of deferred taxes arising from fiscal losses that may be included as Tier 1 capital;
•	include all new issuances of subordinated convertible debt as Tier 2 capital. Outstanding subordinated mandatorily convertible debt, subject to current limitations, will remain as Tier 1 capital until its maturity or conversion;
•	exclude investments in non-financial companies and companies whose shares are not traded on the Mexican Stock Exchange from Tier 1 capital, except where those investments result from the capitalization of restructured loans; and
•	exclude from Tier 2 capital certain specific assets, including credit card debt, mortgages and commercial loans, and establish general loan loss reserves for these types of assets.
The rules also allow Mexican commercial banks, as part of a capitalization program, to issue cumulative and noncumulative subordinated debt securities through a special purpose vehicle, providing them with a new financing alternative in international markets. These securities have a minimum maturity of ten years, are unsecured and deeply subordinated and provide for the deferral (cumulative) or cancellation (noncumulative) of interest payments in certain circumstances and payment of the face value at the maturity date. Subject to limitations, noncumulative instruments may be included as Tier 1 capital.
During the second half of 2000, the Government continued to establish rules and criteria for the regulation of banking institutions in accordance with accepted international practices. In September 2000, the Government issued new rules for classifying the quality of loan portfolios of commercial banking institutions. At the same time, the rules governing the capitalization requirements of commercial banks were modified. In October 2000 and again in September 2003, the Government announced new rules for classifying the credit portfolios of development banks.
Under these rules, development banks currently are required to:
•	maintain a minimum net capital that reflects the market and credit risks of their operations;
•	gather the information necessary to grant or restructure various types of credit, both guaranteed and non-guaranteed;
•	maintain adequate records, implement procedures by which to verify recorded information and make such records available to certain identified creditors;
•	establish procedures by which to manage risk and perform their credit activity; and
•	implement a system of internal controls on operations.
At December 31, 2008, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 71,680 million, as compared with Ps. 43,142 million at December 31, 2007. The total loan portfolio of the banking system increased by 6.2% in real terms during 2008, as compared 2007. The past-due loan ratio of commercial banks was 3.7% at December 31, 2008, as compared with the 2.5% past-due loan ratio at December 31, 2007. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 111,529 million at December 31, 2008, as compared with Ps. 72,862 million at December 31, 2007. At this level, commercial banks had reserves covering 155.6% of their past-due loans at December 31, 2008, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

At June 30, 2009, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 83,364 million, as compared with Ps. 71,680 million at December 31, 2008. The total loan portfolio of the banking system decreased by 3.3% in real terms during the first six months of 2009, as compared with December 31, 2008. The past-due loan ratio of commercial banks was 4.4% at June 30, 2009, as compared with the 3.7% past-due loan ratio at December 31, 2008. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 116,029 million at June 30, 2009, as compared with Ps. 111,529 million at December 31, 2008. At this level, commercial banks had reserves covering 139.2% of their past-due loans at June 30, 2009, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
Credit Allocation by Sector
The following table shows the allocation by sector of credit extended by commercial and development banks at each of the dates indicated.

	Credit Allocation by Sector(1)
	December 31,
	2004			2005			2006			2007			2008(2)
	(in billions of pesos and as % of total)
Agriculture, forestry and fishing	Ps.	20.4	1%	Ps.	21.7	1%	Ps.	22.2	1%	Ps.	28.0	1%	Ps.	33.9	2%
Industry		196.0	14		182.3	12		217.0	13		324.5	16		420.1	19
Services and other activities		233.0	16		247.5	16		306.9	18		375.0	19		454.3	21
Housing credit		140.6	10		181.8	11		243.8	14		289.8	15		326.2	15
Spending credit		182.2	13		275.1	17		391.7	23		492.1	25		359.3	16
Statistical adjustment		3.4	0		0.8	0		4.7	0		0.3	0		0.1	0
Financial sector		156.0	11		183.2	12		135.0	8		151.0	8		273.0	12
Public sector		310.9	22		281.5	18		194.8	12		197.7	10		226.2	10
Others		177.9	12		192.8	12		152.4	9		99.7	5		69.8	3
External sector		18.4	1		14.5	1		17.8	1		21.6	1		40.2	2

Total	Ps.	1,438.8	100%	Ps.	1,581.2	100%	Ps.	1,686.3	100%	Ps.	1,979.8	100%	Ps.	2,203.2	100%

Interbank sector		5.3			5.3			2.9			2.0			1.7

Note: Totals may differ due to rounding.

(1)	Includes commercial and development banks.

(2)	Preliminary.

Source: Banco de México.
Insurance Companies, Mutual Funds and Auxiliary Credit Institutions
In connection with the implementation of the NAFTA, amendments to several laws relating to financial services became effective on January 1, 1994, and implementing regulations were issued by the Ministry of Finance and Public Credit on April 20, 1994. Under the measures, non-Mexican financial groups and financial intermediaries are permitted, through Mexican subsidiaries, to engage in various activities, including the provision of insurance, in Mexico.
Pursuant to 1995 amendments to the Insurance Company Law, foreign investors may purchase up to 49% of the capital stock of Mexican insurance companies. In addition, foreign financial institutions domiciled in countries with which Mexico has entered into trade agreements may, with the approval of the Ministry of Finance and Public Credit, acquire the majority of the capital stock of a Mexican insurance company. Mexican insurance companies may use the services of intermediaries located in Mexico or abroad for their reinsurance transactions and may issue nonvoting or limited voting shares, as well as subordinated obligations. In addition, foreign insurance companies are permitted, with the prior approval of the Ministry of Finance and Public Credit, to establish representative offices in Mexico.

The Ley General de Organizaciones y Actividades Auxiliares del Crédito (Auxiliary Credit Organizations Law), as amended in 1993, governs financial intermediaries. Pursuant to the law:
•	no individual or entity is permitted to hold directly or indirectly more than 10% of the paid-in capital of financial intermediaries without the prior authorization of the Ministry of Finance and Public Credit;
•	auxiliary credit institutions and foreign exchange brokers are required to allocate 10% of their profits to a capital reserve fund until that fund equals their paid-in capital;
•	financial leasing companies are able to enforce judicially the repossession of goods leased in the event of a default by the lessee; and
•	the CNBV is entitled to prevent auxiliary credit institutions from using misleading documentation.
Pursuant to 1995 amendments to the Auxiliary Credit Organizations Law, foreign investors may purchase up to 49% of the capital stock of auxiliary credit institutions. In addition, foreign financial institutions domiciled in countries with which Mexico has entered into trade agreements may, with the approval of the Ministry of Finance and Public Credit, acquire the majority of the shares representing capital stock of an auxiliary credit institution.
On June 4, 2001, the Mutual and Investment Funds Law went into effect. The reform was designed to develop financial intermediaries other than banks, allowing retail investors to participate in a more transparent and liquid securities market. The goals of the reform were to:
•	introduce the concept of investment fund distributors; and
•	avoid conflicts of interest between investment funds and operating companies by (1) requiring that one third of the members of the board of each investment fund be independent and (2) precluding brokerage houses and banks from acting directly as operating companies.
The Securities Markets
The Mexican Stock Exchange is the only authorized stock exchange involved in the listing and trading of equity and debt securities in Mexico. Upon the consummation of the initial public offering of its shares on June 18, 2008, the Mexican Stock Exchange was transformed from a sociedad anónima de capital variable (private company) to a sociedad anónima bursátil de capital variable (a public company). In connection with the initial public offering of shares, certain of the former stockholders of the Mexican Stock Exchange (banks and brokerage houses) created a control trust into which they deposited more than 50% of the issued and outstanding shares of the Mexican Stock Exchange for purposes of voting such shares in the future as a single block. Both debt and equity securities are listed and traded on the Mexican Stock Exchange, including stocks and bonds of private sector corporations, equity certificates or shares issued by banks, commercial paper, bankers’ acceptances, certificates of deposit, Mexican Government debt and special hedging instruments linked to the dollar. Currently, institutional investors are the most active participants in the Mexican Stock Exchange, although retail investors also play a role in the market. The Mexican equity market is one of Latin America’s largest in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets.
The Securities Market Law has been amended on several occasions in recent years. It was amended in 1993 to include more flexible rules for the repurchase by Mexican companies of their own shares and new rules relating to privileged information, as well as to permit the listing of foreign securities on the Mexican Stock Exchange upon the authorization of the Ministry of Finance and Public Credit, the National Banking and Securities Commission and Banco de México. The 1993 amendments also included the creation of an international quotation system. In addition, beginning in July 1994 foreign securities firms were permitted to establish representative offices in Mexico with the prior approval of the Ministry of Finance and Public Credit. As of December 31, 2008, four foreign securities firms were authorized by the Ministry of Finance and Public Credit to maintain representative offices in Mexico.

Effective June 1, 2001, the Securities Market Law was amended to improve and promote trading in the Mexican securities market by making it more transparent, liquid and efficient and by implementing stricter corporate governance rules, which are intended to strengthen the rights of minority shareholders of public companies and brokerage houses, among other things. The amended law requires issuers of securities to appoint an audit committee of the board that has full access to the issuer’s information, appoint independent board members and limit the amount of non-voting and voting-restricted stock they issue. In addition, the reforms introduced provisions intended to regulate the duties of board members and the liability of board members for acting in violation of such duties. The amendments also broadened the scope of insider trading provisions and introduced more severe penalties for insider trading violations.
In December 2005, the Mexican Congress passed a new Securities Market Law to enhance the institutional framework of the securities market in Mexico. The new law, which entered into effect on June 28, 2006, clarified several aspects of the existing law, including the disclosure mechanisms and the reach of its application to holding companies and subsidiaries. In addition, the new law improved minority shareholders’ rights and introduced certain new requirements and fiduciary duties applicable to board members, officers and external auditors of publicly traded companies. The new law also redefined certain corporate responsibilities, requiring the creation of audit and corporate governance committees with independent board members.
In conjunction with the 1995 and 1998 amendments to the Banking Law, certain restrictions on the shareholding structure of securities firms were relaxed. These restrictions mirror those that apply to Mexican commercial banks. See “—Banking System” for a discussion of the current shareholding structure and foreign ownership restrictions.
The market capitalization of the Mexican Stock Exchange was U.S. $399.5 billion at the end of 2007, representing a 15.3% increase in dollar terms from its year-end 2006 level. The value of transactions on the Mexican Stock Exchange totaled U.S. $134.2 billion in 2007, 54.7% more than in 2006. Fixed income securities (i.e., commercial paper, notes, bonds and ordinary participation certificates) accounted for 0.2% and equity securities (i.e., shares and certificates of patrimonial contribution) accounted for the remaining 99.8% of transactions.
The market capitalization of the Mexican Stock Exchange was U.S. $237.9 billion at the end of 2008, representing a 40.4% decrease in dollar terms from its year-end 2007 level. The value of transactions on the Mexican Stock Exchange totaled U.S. $134.7 billion in 2008, 0.3% more than in 2007. Fixed income securities (i.e., commercial paper, notes, bonds and ordinary participation certificates) accounted for 1.7% and equity securities (i.e., shares and certificates of patrimonial contribution) accounted for the remaining 98.3% of transactions.
The Mexican Stock Exchange publishes a market index (the “Stock Market Index”) based on a group of the 35 most actively traded shares. At December 31, 2008, the Stock Market Index stood at 22,380 points, representing a 24.2% nominal decrease from the level of 29,537 at December 31, 2007.
At October 9, 2009, the Stock Market Index stood at 30,040 points, representing a 34.2% nominal increase from the level at December 31, 2008.

The following graph charts the Stock Market Index for the periods indicated.

EXTERNAL SECTOR OF THE ECONOMY
Foreign Trade
Since the late 1980’s, Mexico has had an outward-looking approach towards economic development, concentrating on export-led growth. This approach supplanted the import substitution economic development model that Mexico adopted in the 1940’s to promote industrialization through protection of local industries, which in its latter stages was financed by the expansion of oil exports and debt accumulation.
To foster non-oil exports, the Government has promoted a comprehensive set of trade, fiscal, financial and promotional measures designed to create a macroeconomic environment in which exports will be more competitive. The Government’s decision to join the General Agreement on Trade and Tariffs (“GATT”) in 1986 resulted in, among other things, an important reduction in the protection traditionally given to domestic producers. A five-tier tariff structure was established at the end of 1987 with a maximum rate of 20%. Average tariff rates declined from 22.6% in 1986 to 13.1% in 1992 and 11.5 in 2008. As of December 2008, approximately 98.6% of tariff items and 79.3% of imports by value were exempt from import permit requirements and other non-tariff barriers.
The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.
Exports and Imports

						First six
						months of
	2004	2005	2006	2007	2008(1)	2009(1)
	(in millions of dollars, except average price of Mexican oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$23,667	$31,891	$39,022	$43,018	$50,656	$12,619
Crude oil	21,258	28,329	34,707	37,937	43,342	10,492
Other	2,409	3,561	4,315	5,081	7,314	2,127
Non-oil products	164,332	182,342	210,903	228,857	240,687	91,694
Agricultural	5,684	6,008	6,853	7,435	7,916	4,598
Mining	901	1,168	1,317	1,737	1,931	658
Manufactured goods(2)	157,747	175,166	202,734	219,685	230,840	86,437

Total merchandise exports	187,999	214,233	249,925	271,875	291,343	104,313
Merchandise imports (f.o.b.)
Consumer goods	25,409	31,513	36,901	43,055	47,941	14,188
Intermediate goods(2)	148,804	164,091	188,632	205,295	221,565	76,953
Capital goods	22,597	26,216	30,525	33,599	39,097	14,378

Total merchandise imports	196,810	221,820	256,058	281,949	308,603	105,519

Trade balance	$(8,811)	$(7,587)	$(6,133)	$(10,074)	$(17,261)	$(1,207)

Average price of Mexican oil mix(3)	$31.05	$42.71	$53.04	$61.64	$84.35	$47.37

Note: Totals may differ due to rounding.

(1)	Preliminary figures.

(2)	Includes the maquiladora (or in-bond) industry.

(3)	In dollars per barrel.

Source: Banco de México.
As a result of the export promotion strategy referred to above, non-oil exports have increased more than thirty-fold since 1982, reaching U.S. $240.7 billion (or 82.6% of total merchandise exports including in-bond industries) in 2008. Over the last twenty years, the composition of Mexico’s non-oil exports has also changed. In 2008, U.S. $230.8 billion (or 95.9%) of Mexico’s non-oil exports (including in-bond industry) were represented by manufactured goods, as compared with U.S. $5.8 billion (or 77.1%) in 1982.
In 2006, Mexico registered a trade deficit of U.S. $6.1 billion, as compared with a trade deficit of U.S. $7.6 billion in 2005. Merchandise exports increased by 16.7% in 2006 to U.S. $249.9 billion, mainly due to an increase in external demand and a 24.2% increase in the average price per barrel of Mexican crude oil exports. In 2006, petroleum exports increased by 22.4% and non-petroleum exports increased by 15.7%. Exports of manufactured goods, which represented 81.1% of total merchandise exports in 2006, increased by 15.7% in 2006.

Total imports increased by 15.4% to U.S. $256.1 billion during 2006, mainly due to an increase in aggregate domestic demand. Imports of intermediate goods increased by 15.0%, imports of capital goods increased by 16.4% and imports of consumer goods increased by 17.1% during 2006.
In 2007, Mexico registered a trade deficit of U.S. $10.1 billion, as compared with a trade deficit of U.S. $6.1 billion in 2006. Merchandise exports increased by 8.8% in 2007 to U.S. $271.9 billion, mainly due to a 16.2% increase in the average price per barrel of Mexican crude oil exports. In 2007, petroleum exports increased by 10.2% and non-petroleum exports increased by 8.5%. Exports of manufactured goods, which represented 80.8% of total merchandise exports in 2007, increased by 8.4% in 2007.
Total imports increased by 10.1% to U.S. $281.9 billion during 2007, mainly due to an increase in aggregate domestic demand. Imports of intermediate goods increased by 8.8%, imports of capital goods increased by 10.1% and imports of consumer goods increased by 16.7% during 2007.
In 2008, Mexico registered a trade deficit of U.S. $17.3 billion, as compared with a trade deficit of U.S. $10.1 billion in 2007. Merchandise exports increased by 7.2% in 2008 to U.S. $291.3 billion, mainly due to a 36.8% increase in the average price per barrel of Mexican crude oil exports. In 2008, petroleum exports increased by 17.8% and non-petroleum exports increased by 5.2%. Exports of manufactured goods, which represented 79.2% of total merchandise exports in 2008, increased by 5.1% in 2008.
Total imports increased by 9.5% to U.S. $308.6 billion during 2008, mainly due to an increase in aggregate domestic demand. Imports of intermediate goods increased by 7.9%, imports of capital goods increased by 16.4% and imports of consumer goods increased by 11.3% during 2008.
According to preliminary figures, during the first seven months of 2009, Mexico registered a trade deficit of U.S. $2.5 billion, as compared with a trade deficit of U.S. $3.7 billion for the same period of 2008. Merchandise exports decreased by 30.9% during the first seven months of 2009 to U.S. $122.3 billion, as compared to U.S. $177.0 billion for the same period of 2008. During the first seven months of 2009, petroleum exports decreased by 54.8%, while non-petroleum exports decreased by 25.2%, each as compared with the petroleum and non-petroleum export totals, respectively, of the same period of 2008. Exports of manufactured goods, which represented 82.6% of total merchandise exports, decreased by 26.0% during the first seven months of 2009, as compared with exports of manufactured goods during the same period of 2008.
According to preliminary figures, during the first six months of 2009, total imports decreased by 30.6% to U.S. $105.5 billion, as compared to U.S. $152.0 billion for the same period of 2008. During the first six months of 2009, imports of intermediate goods decreased by 30.4%, imports of capital goods decreased by 21.3% and imports of consumer goods decreased by 38.8%, each as compared to imports in the same period of 2008.
Geographic Distribution of Trade
The United States is Mexico’s most important trading partner. In 2008, trade with the United States accounted for approximately 80.2% of Mexico’s total exports and 49.0% of Mexico’s total imports.

The following table shows the distribution of Mexico’s external trade for the periods indicated:
Distribution of Trade(1)

	2004	2005	2006	2007	2008(2)
Exports (f.o.b.):
U.S.A.	87.5%	85.7%	84.7%	82.1%	80.2%
Canada	1.8	2.0	2.1	2.4	2.4
EU	3.6	4.3	4.4	5.4	5.9
Of which:
Spain	1.1	1.4	1.3	1.4	1.5
U.K	0.4	0.6	0.4	0.6	0.6
Germany	0.9	1.1	1.2	1.5	1.7
Netherlands	0.3	0.4	0.5	0.7	0.9
China	0.5	0.5	0.7	0.7	0.7
Others	3.8	4.2	4.7	5.3	6.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Imports (f.o.b.):
U.S.A.	56.3%	53.4%	50.9%	49.5%	49.0%
Canada	2.7	2.8	2.9	2.8	3.1
EU	11.1	11.7	11.3	12.0	12.7
Of which:
Spain	1.4	1.5	1.4	1.4	1.3
U.K	0.7	0.8	0.8	0.8	0.8
Germany	3.6	3.9	3.7	3.8	4.1
Netherlands	0.4	0.4	0.6	0.9	1.4
China	7.3	8.0	9.5	10.5	11.2
Others	16.4	17.4	18.8	18.3	16.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Totals may differ due to rounding.

(1)	Includes in-bond industry on a gross basis.

(2)	Preliminary.

Source: Banco de México.
The NAFTA, between Mexico, the United States and Canada, entered into force on January 1, 1994. The three parties to the NAFTA also negotiated and entered into supplemental accords to this agreement on labor and environmental issues, as well as separate understandings on emergency actions in response to import surges and the funding of environmental infrastructure projects in the Mexico-U.S. border region. In addition, different combinations of the three countries have also reached understandings on various specific issues.
The NAFTA:
•	removed most customs duties imposed on goods traded among Mexico, the United States and Canada;

•	removed or relaxed many investment restrictions, including restrictions on foreign investment in banking, insurance and other financial service activities;

•	liberalized trade in services and provided for protection of intellectual property rights;

•	provides a specialized means for resolution of trade disputes arising under the NAFTA; and

•	promotes trilateral, regional and multilateral cooperation.

It is anticipated over the long term that the NAFTA will have a favorable effect on employment, wages and economic growth in Mexico by providing improved and more predictable access of Mexican exports to U.S. and Canadian markets. On the other hand, Mexican producers and service providers are subject to increased foreign competition as tariffs and other restrictions which provided a measure of protection for certain industries from foreign competition are reduced. This increased competition, the effects of which have already been felt in many segments of the Mexican economy after Mexico’s entry into the GATT in 1986, contributed to increased unemployment in Mexico in the short term, but has led to favorable changes in the composition of Mexican economic activity.
Since the NAFTA entered into force in 1994, trade between Mexico, the United States and Canada has increased. In 2008, however, United States imports of Mexican products grew at a lower rate (2.5%) than United States imports overall (7.3%), mainly due to a reduction in the participation of oil exports and non-oil exports.
A free trade agreement between Mexico and Chile went into effect on August 1, 1999, expanding the terms of the trade agreement originally entered into by these countries in 1992. Mexico’s free trade agreement with Colombia and Venezuela and a similar agreement with Bolivia entered into force on January 1, 1995, although Venezuela ceased participation in this agreement on November 19, 2006. Mexico entered into a free trade agreement with Costa Rica in January 1995 and with Nicaragua in July 1998. In February 2000, Mexico and Israel signed a free trade agreement, which took effect on July 1, 2000. The agreement covers tariffs on industrial and agricultural products exported by Mexico to Israel and on agricultural technology, medical and agricultural equipment and agricultural products exported by Israel to Mexico. In March 2000, Mexico and the European Union signed a free trade agreement, which took effect on July 1, 2000. The agreement covers industrial tariffs, agricultural goods, services, public procurement, rules of competition and investment, intellectual property, rules of origin and dispute resolution. In June 2000, Mexico signed a free trade agreement with Guatemala, Honduras and El Salvador, which took effect on March 15, 2001, for Guatemala and El Salvador, and on June 1, 2001, for Honduras. The agreement covers tariffs on industrial and agricultural products traded among the four countries, as well as rules governing the export and import of services among the four countries. On November 15, 2003, Mexico signed a free trade agreement with Uruguay, which entered into effect on July 15, 2004. On September 17, 2004, Mexico signed a free trade agreement with Japan, which entered into effect on April 1, 2005. In addition, Mexico is participating in the negotiations for the Free Trade Area of the Americas (FTAA), and is negotiating a free trade agreement with the four members of the Common Market of the South (MERCOSUR), Argentina, Brazil, Paraguay and Uruguay.
On November 18, 1993, Mexico was admitted as a member of the Asian Pacific Economic Cooperation Association. Mexico became a member of the World Trade Organization (“WTO”) on January 1, 1995, the date on which the WTO superseded the GATT.
The Ley de Comercio Exterior (Foreign Trade Law), enacted in 1993, grants broad powers to the President to establish import and export duties and other trade restrictions. Under the law, the Ministry of Economy is authorized to resolve trade-related disputes and establish procedures for the imposition of countervailing duties. The Foreign Trade Law created the Foreign Trade Commission, an agency now within the Ministry of Economy, to administer these procedures. In addition, the Foreign Trade Law specifically defines and regulates unfair trade practices, making Mexico’s regulatory framework more consistent with current international practices and standards.
In-bond Industry
Mexico’s in-bond industry imports components and raw materials free of duties and exports finished products with the manufacturer paying tariffs only on the value added in Mexico. Initially established along the border with the United States, in-bond plants are now established in other regions of the country, where they have access to a larger and more diverse labor pool and are able to take greater advantage of inputs available from Mexican suppliers. According to preliminary figures, more than half of the value added by in-bond industry in 2008 was in the production of auto parts, transportation equipment and electronic products.
In December 2006, the number of in-bond plants totaled 2,783, down from 2,811 in December 2005. According to preliminary figures, in December 2006 in-bond plants employed 1,170,962 workers, an increase from 1,156,477 workers in December 2005. This increase in employment was attributable principally to the growth of the manufacturing sector generally in 2006. According to preliminary figures, net revenues from in-bond operations during 2006 increased by 7.6%, to U.S. $2.2 billion.

Balance of International Payments
Since 1988, Mexico has registered deficits in its current account, due primarily to increases in imports by the private sector and the Government’s trade liberalization policies.
According to preliminary figures, during 2006, Mexico’s current account registered a deficit of 0.5% of GDP, or U.S. $4,378 million, a decrease of U.S. $8 million as compared to the current account deficit of U.S. $4,385 million registered in 2005. The capital account registered a deficit of U.S. $3,003 million in 2006, as compared to a surplus of U.S. $14,454 million in 2005, primarily due to decreases in both direct and portfolio foreign investment in 2006. Foreign investment in Mexico totaled U.S. $19,563 million in 2006, and was composed of direct foreign investment inflows totaling U.S. $19,428 million and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $135 million.
According to preliminary figures, during 2007, Mexico’s current account registered a deficit of 0.8% of GDP, or U.S. $8,335 million, a decrease of U.S. $3,957 million as compared to the current account deficit of U.S. $4,378 million registered in 2006. The capital account registered a surplus of U.S. $19,905 million in 2007, as compared to a deficit of U.S. $3,003 million in 2006, primarily due to increases in direct and portfolio foreign investment, external financing of Pidiregas projects and increases in the external indebtedness of the private sector (banking and non-banking). Foreign investment in Mexico totaled U.S. $41,057 million in 2007, and was composed of direct foreign investment inflows totaling U.S. $27,528 million and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $13,529 million.
According to preliminary figures, during 2008, Mexico’s current account registered a deficit of 1.5% of GDP, or U.S. $15,806 million, an increase of U.S. $7,471 million as compared to the current account deficit of U.S. $8,335 million registered in 2007. The capital account registered a surplus of U.S. $24,309 million in 2008, an increase of U.S. $4,404 million as compared to the surplus of U.S. $19,905 million in 2007, primarily due to increases in direct foreign investment, increases in the external indebtedness of the private sector (non-banking) and external financing of the PIDIREGAS projects. Foreign investment in Mexico totaled U.S. $27,322 million in 2008, and was composed of direct foreign investment inflows totaling U.S. $22,481 million and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $4,841 million.
According to preliminary figures, during the first six months of 2009, Mexico’s current account registered a deficit of 0.4% of GDP, or U.S. $2,928 million, as compared to a deficit of U.S. $4,742 million for the same period of 2008. The capital account registered a deficit in the first six months of 2008 of U.S. $4,718 million, as compared with a U.S. $10,557 million surplus in the same period of 2008. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $9,890 million during the first six months of 2009, and was composed of foreign direct investment totaling U.S. $9,976 million and net foreign portfolio investment outflows totaling U.S. $86 million.

The following table sets forth Mexico’s balance of payments for the periods indicated:
Balance of Payments

						First six
						months of
	2004	2005	2006	2007	2008(1)	2009(1)
	(in millions of dollars)

I. Current Account(2)	$(5,177)	$(4,385)	$(4,378)	$(8,335)	$(15,806)	$(2,928)
Credits	226,504	257,924	298,760	323,883	342,726	126,063
Merchandise exports (f.o.b.)	187,999	214,233	249,925	271,875	291,343	104,309
Non-factor services	13,955	16,066	16,221	17,489	18,040	7,746
Tourism	10,796	11,803	12,177	12,852	13,289	6,048
Others	3,160	4,263	4,045	4,637	4,751	1,698
Factor Services	5,708	5,430	6,577	7,996	7,754	2,725
Interest	2,211	3,011	5,097	6,312	5,845	2,148
Others	3,497	2,419	1,481	1,684	1,909	577
Transfers	18,842	22,194	26,037	26,523	25,589	11,283
Debits	231,681	262,309	303,138	332,218	358,532	128,990
Merchandise imports (f.o.b.)	196,810	221,820	256,058	281,949	308,603	105,519
Non-factor services	18,562	20,779	21,957	23,794	25,119	10,578
Insurance and freight	5,450	6,494	7,418	8,297	9,700	3,160
Tourism	6,959	7,600	8,108	8,375	8,526	3,292
Others	6,153	6,685	6,431	7,122	6,893	4,127
Factor services	16,230	19,654	25,035	26,367	24,681	12,854
Interest	11,222	12,260	14,076	14,865	14,531	6,326
Others	5,007	7,394	10,959	11,502	10,150	6,527
Transfers	80	57	88	108	128	39
II. Capital Account	13,029	14,454	(3,003)	19,905	24,309	(4,718)
Liabilities	24,794	28,647	14,912	49,937	32,917	9,765
Loans and deposits	(3,939)	(1,124)	(4,652)	8,880	5,595	(126)
Development banks	(2,215)	(3,122)	(7,947)	(1,040)	(496)	165
Commercial banks	(471)	(2,280)	174	2,806	(1,181)	(1,711)
Non-financial public sector	(2,359)	7	(3,557)	(336)	1,265	566
Non-financial private sector	(195)	344	4,615	2,527	2,964	(2,366)
PIDIREGAS(3)	1,302	3,927	2,063	4,924	3,044	—
U.S. Federal Reserve swap facility	—	—	—	—	—	3,221
Foreign investment	28,733	29,770	19,563	41,057	27,322	9,890
Direct	23,681	21,977	19,428	27,528	22,481	9,976
Portfolio	5,052	7,794	135	13,529	4,841	(86)
Equity Securities	(2,522)	3,353	2,805	(482)	(3,503)	1,443
Debt securities in pesos	5,007	2,774	2,512	7,810	5,953	(550)
Public sector	5,007	2,774	2,512	7,810	5,953	(550)
Private sector	—	—	—	—	—	—
Debt securities in foreign currency	2,567	1,667	(5,182)	6,201	2,391	(978)
Public sector	135	(6,978)	(10,523)	(5,571)	(4,696)	(342)
Private sector	(2,215)	3,823	379	3,471	(2,722)	(636)
PIDIREGAS(3)	4,647	4,822	4,963	8,301	9,810	—
Assets	(11,765)	(14,193)	(17,914)	(30,032)	(8,608)	(14,483)
III. Errors and Omissions	(3,794)	(2,904)	6,378	(1,284)	(1,065)	(3,629)
IV. Change in net international reserves(4)	4,061	7,173	(989)	10,311	7,450	(11,260)

Note: Totals may differ due to rounding.

(1)	Preliminary figures.

(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include in-bond industry.

(3)	As of January 1, 2009, external financing of PIDIREGAS projects are recorded in non-financial public sector indebtedness.

(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver as well as adjustments in their value are not reflected in items I, II and III.

Source: Banco de México.

Mexico’s Foreign Exchange Commission, composed of members of the Ministry of Finance and Public Credit and Banco de México, establishes Mexico’s exchange rate policy as well as Mexico’s policies for the accumulation of international reserves.
The Government establishes quarterly targets for the expansion of net domestic credit, and has done so since 1996. At that time, the definition of “net domestic credit” was changed to be more consistent with international standards. “Net domestic credit” is now defined as the variation of the monetary base (currency in circulation plus bank deposits at the central bank) less the variation of Banco de México’s “net international assets.” “Net international assets” is defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.
On March 20, 2003, the Foreign Exchange Commission adopted a mechanism to moderate the rate of accumulation of international reserves. Under the mechanism, Banco de México announced every quarter, beginning in May 2003, the total amount of dollars it would supply to the currency market in the following three-month period. The amount of dollars to be sold, which was sold exclusively to Mexican credit institutions, equaled 50% of the increase in net international reserves registered during the previous quarter less the sales of dollars made through this mechanism during the previous quarter. The total amount of dollars to be sold in a quarter was sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.
On March 12, 2004, the Foreign Exchange Commission announced that, effective May 3, 2004, it would adjust the mechanism to moderate the rate of accumulation of international reserves described in the preceding paragraph. Under the adjusted mechanism, Banco de México continued to make quarterly announcements regarding the daily amounts of dollars to be supplied to the currency market pursuant to the same formula, but the total amount announced was divided into four equal portions to be sold in the following four quarters. The total amount of dollars to be sold in a quarter was sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter. The amount of dollars auctioned during the quarter from November 2006 through January 2007 was U.S. $42 million, from February through April 2007 was U.S. $26 million and from May through July 2007 was U.S. $21 million. On July 17, 2007, Banco de México announced that it would suspend its daily auctions of dollars for the quarter from August through October 2007, because there was no accumulation of net international reserves registered during the preceding four quarters. The amount of dollars auctioned during the quarter from November 2007 through January 2008 was U.S. $9 million, from February 2008 through April 2008 was U.S. $20 million, and from May 2008 through July 2008 was U.S. $32 million. On July 25, 2008, the Foreign Exchange Commission announced that, effective August 1, 2008, it was suspending the auction mechanism until further notice in order to compensate for the decrease in the balance of international reserves caused by the Ministry of Finance and Public Credit’s purchase of U.S. $8 billion of U.S. dollars from Banco de México.
On October 8, 2008, Banco de México announced a new policy according to which it would conduct an auction of U.S. $400 million on any day during which the depreciation of the peso exceeded 2%, as compared to the previous day’s exchange rate. On March 5, 2009, Banco de México announced that it was reducing the value of these auctions to U.S. $300 million and that, beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions to be held whether or not the peso had depreciated from the previous day’s exchange rate. On May 29, 2009, Banco de México announced that the depreciation-contingent auctions would be reduced to U.S. $250 million each day and that, beginning on June 9, 2009, the daily auctions would be reduced to U.S. $50 million. On September 1, 2009, Banco de México announced that the auctions held daily will be suspended on October 1, 2009; however, depreciation contingent auctions will remain unchanged. In addition, Banco de México will maintain the possibility of conducting special auctions whenever it is required by market conditions. From October 9, 2008 through October 1, 2009, Mexico sold an aggregate of U.S. $18.1 billion through these regular auctions.
In addition to the regular auctions described above, from October 8, 2008 to September 17, 2009, Banco de México has conducted the following special auctions of dollars for an aggregate of U.S. $11 billion: (i) on October 8 and October 9, 2008 a special auction of U.S. $2.5 billion, (ii) on October 10, 2008, two special auctions, each of which were for an aggregate amount of U.S. $3.0 billion, (iii) on October 16, 2008, a special auction of U.S. $1.5 billion and (iv) on October 23, 2008, a special auction of U.S. $1.0 billion.

On February 4, February 5 and February 6, 2009, in response to abnormal exchange rate volatility and a scarcity of liquidity in the foreign exchange market, Banco de México carried out extraordinary sales of dollars to Mexican banks for an aggregate amount of U.S. $1.1 billion. Banco de México carried out additional extraordinary sales of dollars on February 20, February 23 and February 27, 2009 for an aggregate amount of U.S. $0.9 billion.
At December 31, 2008, Mexico’s international reserves totaled U.S. $85,441 million, an increase of U.S. $7,450 million from the amount at December 31, 2007. The net international assets of Banco de México totaled U.S. $95,232 million at December 31, 2008, an increase of U.S. $7,997 million from the amount at December 31, 2007.
According to preliminary figures, at October 2, 2009, Mexico’s international reserves totaled U.S. $78,302 million, a decrease of U.S. $7,139 million from the amount at December 31, 2008. The net international assets of Banco de México totaled U.S. $86,624 million at October 2, 2009, a decrease of U.S. $8,608 million from the amount at December 31, 2008.
The following table sets forth the international reserves and net international assets of Banco de México at the end of each period indicated.
International Reserves and Net International Assets(3)

	End-of-Period	End-of-Period
Year	International Reserves(1)(2)	Net International Assets
	(in millions of dollars)
2004	$ 61,496	$ 64,233
2005	68,669	74,115
2006	67,680	76,304
2007	77,991	87,235
2008	85,441	95,232
2009
January	83,631	90,387
February	80,061	90,137
March	78,856	85,668
April	76,850	84,229
May	75,653	83,197
June	74,181	81,511
July	73,269	82,246
August	76,364	84,682
September	76,122	87,829

(1)	International reserves of Banco de México include gold, Special Drawing Rights and foreign exchange holdings.

(2)	International reserves are equivalent to gross international reserves minus international liabilities of the central bank with maturities under six months.

(3)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

Source: Banco de México.

Direct Foreign Investment in Mexico
Mexico’s Foreign Investment Law establishes a set of rules designed to provide legal certainty to foreign investors and promote the country’s competitiveness. The law, which became effective in December 1993, liberalized certain restrictions on foreign investment in Mexico, permitting, if certain conditions are satisfied, the ownership by foreign investors of 100% of the capital stock of a Mexican company. The law also sets forth which activities of the economy continue to be reserved to the Government or to Mexican investors and the different activities in which foreign investment may not exceed 10%, 25%, 30% or 49% of the total investment. The Government recognizes that Mexico is competing for capital with many other countries, including China and nations in Eastern and Central Europe, but believes that, because of the increased competitiveness and productivity of its economy, Mexico will be able to maintain access to sources of investment capital.
If certain requirements are met, the Foreign Investment Law allows foreign investors to purchase equity securities traded on the Mexican Stock Exchange that would otherwise be restricted to Mexican investors. Thus, with the authorization of the Ministry of Economy, investment trusts may be established by Mexican banks acting as trustees. These trusts issue ordinary participation certificates that may be acquired by foreign investors; the certificates grant only economic rights to their holders and do not confer voting rights in the companies whose stock is held by the trusts (such voting rights being exercisable only by the trustee).
According to preliminary figures, during 2008, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $27.3 billion, and was composed of direct foreign investment of U.S. $22.5 billion and net foreign portfolio investment (including securities placed abroad) inflows of U.S. $4.8 billion. Total accumulated direct foreign investment in Mexico, excluding the direct foreign investment that has not been notified to the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry), during the 2004-2008 period totaled approximately U.S. $114.1 billion. Of the total direct foreign investment accumulated during the 2004-2008 period, excluding that in securities, 46.1% has been channeled to manufacturing, 20.0% to financial services, 7.0% to commerce, 6.0% to transportation and communications, 6.0% to mining, 3.2% to construction, 0.8% to electricity and water, 0.2% to agriculture, livestock, fishing and forestry and 10.6% to other services.
According to preliminary figures, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $9.9 billion during the first six months of 2009, and was composed of direct foreign investment of U.S. $10.0 billion and net portfolio foreign investment (including securities placed abroad) outflows of U.S. $0.1 billion.
The following table shows, by country of origin, direct foreign investment in Mexico, as notified to the National Foreign Investment Registry, and the cumulative totals from January 1, 2004 through December 31, 2008.
Direct Foreign Investment(1)

	Direct Foreign		Cumulative Total
	Investment in 2008(2)		2004-2008(2)
	(in millions of dollars, except percentages)
United States	$8,937.7	40.7%	$53,202.2	46.6%
United Kingdom	1,386.6	6.3	4,796.4	4.2
Germany	291.3	1.3	1,749.8	1.5
Japan	159.3	0.7	(432.5)	(0.4)
France	92.0	0.4	1,004.4	0.9
Netherlands	1,157.5	5.3	14,041.0	12.3
Spain	4,321.9	19.7	20,157.8	17.7
Canada	2,361.0	10.8	4,560.7	4.0
Sweden	79.7	0.4	650.2	0.6
Italy	27.5	0.1	284.5	0.2
Others	3,135.0	14.3	14,109.9	12.4

Total	$21,949.5	100.0%	$114,124.4	100.0%

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	Excluding the direct foreign investment that has not been notified to the Registro Nacional de Inversiones Extranjeras.

Source:	Nacional Foreign Investment Commission (Informe Estadístico sobre el Comportamiento de la Inversión Extranjera Directa en México (January-March 2008)).

Subscriptions to International Institutions
At June 30, 2009, Mexico’s subscription to the IMF was 3,152.8 million Special Drawing Rights (SDR) (equal to approximately U.S. $4.9 billion). On August 30, 2000, Banco de México repurchased its entire outstanding IMF repurchase obligations and has not incurred any new repurchase obligations since that date.
Mexico’s subscription to the capital of the World Bank was U.S. $2.27 billion at June 30, 2009. Of this amount, U.S. $139.0 million has been paid in, and the balance is callable only if required by the World Bank to meet its obligations for borrowed funds or guaranteed loans. At June 30, 2009, excluding cancellations, the World Bank had authorized gross loans to Mexico totaling U.S. $37.8 billion, of which U.S. $35.8 billion had been disbursed.
At June 30, 2009, Mexico’s contribution to the capital of the International Development Association was U.S. $181 million and its subscription to the capital of the International Finance Corporation was U.S. $27.6 million, all of which has been paid. Both the International Development Association and the International Finance Corporation are part of the World Bank Group. At June 30, 2009, the International Finance Corporation had authorized credits to and made investments in Mexico totaling U.S. $6.2 billion.
At December 31, 2008, Mexico’s subscription to the capital of the Inter-American Development Bank (“IADB”) was U.S. $7.0 billion, one of the largest subscriptions of the IADB’s Latin American members. Of that subscription, U.S. $299.0 million has been paid in and the balance is callable if required to meet the IADB’s obligations. Mexico’s contribution to the IADB Fund for Special Operations was U.S. $329.0 million. The IADB had authorized gross loans to Mexico totaling U.S. $22.2 billion (excluding cancellations), of which U.S. $20.1 billion has been disbursed. At December 31, 2009, Mexico’s contribution to the capital of the Inter-American Investment Corporation (“IAIC”), an affiliate of the IADB, was U.S. $50 million, and the IAIC had made investments in Mexico totaling U.S. $394.7 million.
Mexico has also contributed capital to the Caribbean Development Bank and the European Bank for Reconstruction and Development. At December 31, 2007, Mexico had subscribed to a total of U.S. $225.0 million of capital, of which U.S. $165.5 million has been paid in, of the North American Development Bank, whose purpose is to improve environmental conditions along the United States-Mexico border. Banco de México has also been a member of the Bank for International Settlements since 1996. At December 31, 2008, Banco de México had subscribed to 3,211 shares of the Bank for International Settlements’ third tranche of capital.
Exchange Controls and Foreign Exchange Rates
Since December 22, 1994, the Government has maintained a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time to minimize volatility and ensure an orderly market. The Government has also promoted market-based mechanisms for stabilizing the exchange rate, such as over-the-counter forward and options contracts between banks and their clients in Mexico, and authorization of peso futures trading on the Chicago Mercantile Exchange. In addition, since October 1996, Banco de México has permitted foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on conducting banking activities in Mexico).

The peso/dollar exchange rate closed at Ps. 10.6344 = U.S. $1.00 on December 30, 2005, a 4.84% appreciation in dollar terms as compared to the exchange rate at the end of 2004. The peso/dollar exchange rate closed at Ps. 10.8116 = U.S. $1.00 on December 29, 2006, a 1.67% depreciation in dollar terms from the rate at the end of 2005. The appreciation of the peso in 2005 and the first quarter of 2006 as compared to 2004 was largely attributable to favorable conditions in international financial markets due to more stable geopolitical conditions worldwide. Nevertheless, beginning in the second quarter of 2006, the perception that global monetary policy could become more restrictive created more volatility in the international markets, affected exchange rates and ultimately resulted in depreciation in the exchange rate as compared to 2005.
The peso/dollar exchange rate closed at Ps. 10.9157 = U.S. $1.00 on December 31, 2007, a 0.95% depreciation in dollar terms as compared with the rate on December 31, 2006. The peso/dollar exchange rate experienced volatility in 2007, with the value of the peso depreciating during the first and third quarters and then regaining its losses during the second and fourth quarters of the year, largely due to greater market volatility generally and less appetite from investors for emerging markets risk.
The peso/dollar exchange rate closed at Ps. 13.8325 = U.S. $1.00 on December 31, 2008, a 21.1% depreciation in dollar terms as compared with the rate on December 31, 2007. The peso/dollar exchange rate experienced volatility in 2008, with the value of the peso appreciating during the first half of the year and depreciating significantly during the second half of the year, largely due to decreases in the prices of exports and less appetite from investors for emerging markets risk.
During the first six months of 2009, the average peso/U.S. dollar exchange rate was Ps. 13.8498 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on October 9, 2009 (to take effect on the second business day thereafter) was Ps. 13.255 per U.S. dollar.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates announced by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.
Exchange Rates

	Representative Market Rate
Year	End-of-Period	Average
2004	11.1495	11.2859
2005	10.6344	10.8939
2006	10.8116	10.9007
2007	10.9157	10.9288
2008	13.8325	11.1520
2009
January	14.3097	13.8921
February	15.0698	14.5966
March	14.1517	14.6695
April	13.8443	13.4367
May	13.1667	13.1621
June	13.1722	13.3418
July	13.2125	13.3654
August	13.3140	13.0080
September	13.4928	13.6548

Source: Banco de México.

PUBLIC FINANCE
General
Budget Process
The Government’s fiscal year is the calendar year. The budget process involves the participation and coordination on both an overall and a sectoral basis of all the federal ministries and agencies. The Ministry of Finance and Public Credit prepares the revenue bill each fiscal year, which sets forth the revenues to be received by the Government and certain agencies and enterprises whose budgets require specific legislative approval (“budget controlled agencies”) during the succeeding fiscal year. The various federal ministries prepare expenditure estimates for their own operations and for all of the budget controlled agencies under their jurisdiction, within the policy orientation and program guidelines established by the Ministry of Finance and Public Credit. The Ministry of Finance and Public Credit then reviews these expenditure requests and prepares the expenditure bill for the Government and the budget controlled agencies.
Upon passage by both houses of Congress, the revenue bill becomes the Federal Annual Revenue Law, which provides the necessary authority for collecting taxes and other revenues and for contracting loans. Upon passage by the Chamber of Deputies, which under the Constitution is the only chamber required to approve it, the expenditure bill becomes the Federal Expenditure Budget, which provides the authority for incurring expenses during the relevant fiscal year. In addition, the Chamber of Deputies is obligated to review on a yearly basis the Public Account, which sets forth the expenditures actually made by the ministries and the budget controlled agencies.
Under the Constitution, no payment may be made by any ministry or budget controlled agency unless it is included in the Federal Expenditure Budget or approved under a law subsequently passed by Congress. However, the Federal Annual Revenue Law for 2009, as approved by Congress, and the Federal Expenditure Decree for 2009, as passed by the Chamber of Deputies, and published in the Official Gazette on October 21, 2008 and November 12, 2008, respectively (together, the “2009 Budget”), set forth rules for additional expenditures that may be made to the extent that oil revenues earned by PEMEX exceed the projected oil revenues set forth in the 2009 Budget. Further, the 2009 Budget provides that the Executive branch, acting through the Ministry of Finance and Public Credit, is authorized to approve, if certain conditions are met, additional expenditures by certain ministries or government agencies in the event that those ministries or agencies realize revenues greater than the projected revenues corresponding to them set forth in the 2009 Budget.
Treatment of Public Sector Agencies and Enterprises
The federal budget includes the revenues and expenditures of the Government and of budget controlled agencies, including, for example, Petróleos Mexicanos. The overall public sector budget and the revenues and expenditures information included herein are prepared on a consolidated basis, including not only the revenues and expenditures of the Government and budget controlled agencies, but also of other public sector agencies and enterprises whose budgets are not subject to legislative approval (“administratively controlled agencies”), such as NAFIN and Bancomext. The budgets of administratively controlled agencies are subject to Governmental review and, as with the budget controlled agencies, the Ministry of Finance and Public Credit must approve their borrowings. In some instances, borrowings of budget and administratively controlled agencies are guaranteed by Mexico, whether by law or pursuant to contractual arrangements.

Measures of Fiscal Balance
Mexico reports its fiscal balance using three principal measures:
•	Public sector balance, which is equal to consolidated public sector revenues minus expenditures, including public sector interest expense, but excluding proceeds from privatizations and the effects of financial intermediation. A deficit in the public sector balance is also referred to as the public sector borrowing requirement.

•	Primary balance, which is equal to the public sector balance less the net borrowing costs of the Government, that is, the balance of revenues and expenditures of the non-financial public sector, excluding interest payments on public debt. The primary balance is also reported without giving effect to proceeds of privatizations. This balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

•	Operational balance, which is similar to the primary balance but excludes only the inflationary component of interest payments on domestic debt of the non-financial public sector. This balance is used to correct the distortions that affect the measurement of public finances in an inflationary environment.
The following table sets forth the performance of public finance indicators as a percentage of GDP for the years indicated. Figures presented in the following table and throughout this section have been calculated with GDP figures resulting from the method of calculation in effect since April 2008.

(1)	Preliminary.

(2)	2009 Budget figures represent budgetary estimates based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2009 and in the Programa Económico 2009 (Economic Program for 2009), and do not reflect actual results for the year or updated estimates of Mexico’s 2009 economic results.

Source: Ministry of Finance and Public Credit.

Fiscal Policy
The rationalization of public expenditure and the augmentation of revenue have been important components of the Government’s economic stabilization strategy, which has two fundamental objectives: (1) a reduction in poverty and (2) an increase in the rate of economic growth and employment.
The Government’s principal fiscal policy objectives in order to promote economic growth and employment opportunity are to:
•	reduce the costs and risks associated with investment in Mexico;

•	improve the ability of Mexican businesses to compete in global markets; and

•	reduce the costs of goods and services to the consumer.
To achieve these objectives, the Government plans to:
•	strengthen the rule of law and improve public security;

•	simplify the administration of the tax system and facilitate the consistent application of tax law;

•	improve the efficiency of the public sector through increased coordination among government entities and increased transparency of public spending, in order to permit increased spending on social development and infrastructure;

•	further develop the Mexican equity and debt markets;

•	improve the pension system for public sector workers;

•	consolidate macroeconomic stability through fiscal discipline and the effective use of petroleum resources as well as the utilization of transparent and efficient budgetary procedures;

•	improve the regulation (or pursue deregulation) of various sectors of the economy, as appropriate; and

•	continue trade liberalization policies.
The Programa Nacional de Financiamiento al Desarrollo 2008-2012 (National Program to Finance Development 2008-2012, or PRONAFIDE), announced on May 27, 2008, establishes Government fiscal policy goals consistent with those described above, including increased spending on social and economic development and greater investment in infrastructure, while maintaining a stable and responsible approach to public finances. To this end, the PRONAFIDE has outlined the following specific objectives:
•	to strengthen the framework of fiscal responsibility to ensure a responsible and efficient fiscal policy, including a balanced budget and a prudent management of debt, each of which are core components of Mexico’s development strategy, with the goals of reducing the historical balance of the public sector borrowing requirement and strengthening the mechanisms to carry out counter-cyclical policies.

•	to continue to simplify the Mexican taxation system, seeking additional mechanisms to facilitate compliance with tax obligations and reduce tax evasion, in order to improve tax collection;

•	to ensure the proper implementation of public finance reforms, in particular the Flat Rate Business Tax, in order to increase non-oil tax revenues and reduce the volatility of total government revenues;

•	to improve the allocation and use of expenditures by evaluating their results, based on greater transparency and accountability, including the implementation of an expenditure programs evaluation system, integrating the Government’s accounting systems at all three levels of government and giving priority in the allocation of expenditures to sectors and programs that produce better results; and

•	to promote the development of local financial markets and achieve savings in the financial costs of the public sector through the active management of public debt, while maintaining a level of risk consistent with the natural evolution of public finances and the development of local financial markets.

2009 Budget
The 2009 Budget as originally proposed to Congress contemplated a public sector balance of 0.0% of GDP. The 2009 Budget as originally proposed to Congress was based on an estimated weighted average price of Mexico’s oil exports of U.S. $80.3 per barrel. Congress’s downward revision of this estimate to U.S. $70.0 per barrel and the 2009 Budget’s estimated volume of oil exports of 1,336 thousand barrels per day resulted in approximately Ps. 4.0 billion of revenue reduction with respect to the original proposal. As adopted by Congress, the 2009 Budget contemplates a public sector deficit of 1.8% of GDP.
Under the 2009 Budget as adopted by Congress, the Government estimated that it would devote Ps. 455.5 billion (19.6% of total budgetary programmable expenditures) to education and Ps. 588.6 billion (25.4% of total budgetary programmable expenditures) to health and social security. The Government also expected to devote Ps. 154.1 billion (6.6% of total budgetary programmable expenditures) to housing and community development.
In addition, the 2009 Budget contemplated that Ps. 245.0 billion would be used for the debt service of the Government, including the debt service of the IPAB, and that Ps. 44.9 billion would be used for the debt service of the public sector agencies included in the 2009 Budget.
The assumptions and targets underlying the 2009 Budget, as embodied in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2009 presented by the President to the Congress for approval and in the Programa Económico 2009 (Economic Program for 2009) approved by the Congress, the results for 2007 and preliminary results for 2008 and the first six months of 2009 are set forth in the table below.
2007, 2008 and First Half of 2009 Results;
2009 Budget Assumptions and Targets

			First Half of
	2007	2008	2009	2009
	Results	Results	Results(1)	Budget(2)
Real GDP growth (%)	3.3%	1.3%	(9.2)%	1.8%
Increase in the national consumer price index (%)	3.8%	6.5%	1.3%	3.8%
Average export price of Mexican oil mix (U.S. $/barrel)	$61.64	$84.35	$47.37	$70.00 (3)
Current account deficit as % of GDP	0.8%	1.5%	0.4%	n.a.
Average exchange rate (Ps./$1.00)	10.9	11.2	13.8	11.7
Average rate on 28-day Cetes (%)	7.2%	7.7%	6.3%	8.0%
Public sector balance as % of GDP(4)	0.0%	(0.1)%	(1.7)%	(1.8)%
Primary balance as % of GDP(4)	2.2%	1.8%	0.8%	0.5%

(1)	Preliminary.

(2)	2009 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2009 and in the Programa Económico 2009 (Economic Program 2009), and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2009.

(3)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2009 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for 2009. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in the 2009 Budget is observed. The total amount hedged was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion.

(4)	Excluding the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “—2008 Budget and Fiscal Results” above.

n.a.:	Not Available.

Source: Ministry of Finance and Public Credit.

On May 28, 2009, the Federal Government announced a Ps. 35 billion reduction in operative and administrative expenditures in order to address the deterioration of public finances, which was caused by the slowdown in global economic growth and decreases in the prices of oil and other hydrocarbons, which has led to a decrease in the Government’s oil and non-oil revenues. In addition, on July 23, 2009, the Government announced a reduction of programmable expenditures, amounting to Ps. 50 billion.
Notwithstanding these expenditure reductions, the Government expects to register a public sector deficit for 2009 in excess of 1.8% GDP.
Revenues and Expenditures
General
The following table sets forth revenues and expenditures and total borrowing requirements for the consolidated public sector in constant pesos for the five fiscal years ended December 31, 2008 and for the first half of 2009, and budgetary estimates for 2009.

Selected Public Finance Indicators

																First		As a			As a
			As a %			As a %			As a %			As a %			As a %	half of		% of	2009		% of
	2004		of GDP	2005		of GDP	2006		of GDP	2007		of GDP	2008(1)		of GDP	2009(1)		GDP	Budget(2)		GDP(2)
	(in billions of constant pesos(3) or percentage of GDP)
1. Budgetary revenues	Ps.	1,624.6	20.7%	Ps.	1,707.8	21.1%	Ps.	1,859.8	21.8%	Ps.	1,954.9	22.2%	Ps.	2,109.6	23.6%	Ps.	953.0	11.8%	Ps.	1,963.9	21.7%
Federal Government		1,165.0	14.8		1,238.4	15.3		1,280.7	15.0		1,345.7	15.3		1,511.6	16.9		676.2	8.4		1,348.0	14.9
Public enterprises and agencies		459.6	5.9		469.3	5.8		579.1	6.8		609.1	6.9		598.0	6.7		276.8	3.4		615.9	6.8
2. Budgetary expenditures		1,643.9	20.9		1,716.7	21.2		1,852.9	21.7		1,952.3	22.2		2,118.2	23.7		1,027.3	12.7		2,124.0	23.4
(a) Budgetary primary expenditures (excluding interest payments)		1,454.2	18.5		1,532.4	18.9		1,647.5	19.3		1,764.4	20.0		1,950.8	21.8		928.5	11.5		1,920.0	21.2
Programmable		1,208.0	15.4		1,278.8	15.8		1,361.4	16.0		1,490.2	16.9		1,629.8	18.3		791.6	9.8		1,613.9	17.8
Non-programmable		246.2	3.1		253.6	3.1		286.1	3.4		274.1	3.1		321.0	3.6		137.0	1.7		306.1	3.4
(b) Interest payments (budgetary sector)		189.7	2.4		184.3	2.3		205.5	2.4		187.9	2.1		167.5	1.9		98.8	1.2		204.0	2.3
3. Budgetary primary surplus (1-2(a))		170.5	2.2		175.3	2.2		212.3	2.5		190.5	2.2		158.9	1.8		24.4	0.3		43.9	0.5
4. Off-budgetary primary surplus		5.3	0.1		1.4	0.0		1.5	0.0		3.7	0.0		0.8	0.0		6.6	0.1		0.4	0.0
5. Total primary surplus (3+4)		175.7	2.2		176.7	2.2		213.9	2.5		194.2	2.2		159.6	1.8		31.0	0.4		44.3	0.5
6. Total interest payments (budgetary and off-budgetary)		189.8	2.4		184.3	2.3		205.5	2.4		187.9	2.1		167.5	1.9		98.8	1.2		204.3	2.3
7. Statistical discrepancy		(3.6)	(0.1)		(1.2)	(0.0)		(0.2)	(0.0)		(2.5)	(0.0)		2.0	0.0		0.0	0.0		—	—
8. Public sector balance (on a cash basis) (5-6+7)		(17.6)	(0.2)		(8.9)	(0.1)		8.2	0.1		3.8	0.0		(5.9)	(0.1)		(67.7)	(0.8)		(160.0)	(1.8)

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	Budgetary estimates as of December 2008. Budgetary estimates were converted into constant pesos using the GDP deflator for 2009 estimated as of December 2008. Percentages of GDP were calculated based on budgetary assumptions listed in the immediately preceding table.

(3)	Constant pesos with purchasing power at December 31, 2003.

Source: Ministry of Finance and Public Credit.
During 2007, the public sector balance registered a surplus of Ps. 4.8 billion in nominal pesos, or 0.04% of GDP, as compared with a surplus of 0.1% of GDP recorded in 2006. Public sector spending included a gross expenditure of Ps. 1.5 billion related to the costs associated with the Programa de Separación Voluntaria (Voluntary Retirement Program, or “PSV”), which was implemented in late 2002 with the long-term goal of reducing the number of Government administrative personnel and which offers severance packages to certain persons who retire voluntarily. Excluding the gross expenditure related to the PSV, the public sector surplus for 2007 was Ps. 6.3 billion.
During 2007, the public sector primary balance registered a surplus of Ps. 247.0 billion in nominal pesos, or 2.2% of GDP, 9.2% lower in real terms than the surplus recorded in 2006. Excluding the accounting adjustment associated with the PSV, the primary balance registered a surplus of Ps. 248.5 billion in nominal pesos.
According to preliminary figures, during 2008, the public sector balance registered a deficit of Ps. 301.6 billion in nominal pesos. The public sector deficit included the effect of the issuance of Ps. 292.0 billion in nominal pesos (approximately 2.4% of GDP) of recognition bonds (bonos de reconocimiento) associated with the reform of the ISSSTE Law in March 2007. Under the ISSSTE Law, Mexico’s federal employee pension system was transformed from a pay-as-you-go system into a fully funded one. The recognition bonds were issued in order to recognize the rights acquired by workers who choose the new pension regime; the issuance of these bonds does not represent a new liability, but a preexisting one associated with the pension benefits accrued by workers, which are now recognized as budgetary debt. Excluding the gross expenditure related to the ISSSTE Law, during 2008, the public sector balance registered a deficit of Ps. 7.9 billion in nominal pesos, or 0.1% of GDP, as compared with a surplus of Ps. 4.8 billion in nominal pesos recorded in 2007.

According to preliminary figures, during 2008, the public sector primary balance registered a deficit of Ps. 70.0 billion in nominal pesos, as compared to the surplus of Ps. 247.0 billion recorded in 2007. Excluding the expenditures associated with the ISSSTE Law, during 2008, the public sector primary balance registered a surplus of Ps. 216.5 billion in nominal pesos, or 1.8% of GDP, 17.8% less in real terms than the surplus recorded in 2007.
According to preliminary figures, during the first six months of 2009, the public sector balance registered a deficit of Ps. 94.6 billion in nominal pesos, as compared with a surplus of Ps. 85.4 billion registered for the same period of 2008. Excluding physical investment by PEMEX and including the expected revenues for the January-June period from the Government’s oil price hedges, which will be payable in November 2009, the public sector balance registered a surplus of Ps. 69.3 billion (in nominal pesos), 41.4% lower in real terms than the Ps. 111.6 billion surplus registered for the same period of 2008.
The public sector primary balance registered a surplus of 43.4 billion in nominal pesos for the first six months of 2009, 79.7% lower in real terms than for the first half of 2008. Excluding physical investment by PEMEX and including the expected revenues for the January-June period from the Government’s oil price hedges, the primary surplus was Ps. 207.3 billion for the first six months of 2009, 14.2% lower in real terms than for the first six months of 2008.
Revenues
The following table shows the composition of public sector budgetary revenues for each of the five fiscal years ended December 31, 2008 and for the first half of 2009, as well as the projected revenues set forth in the 2009 Budget.
Public Sector Budgetary Revenues

											First
											half of		2009
	2004		2005		2006		2007		2008(1)		2009(1)		Budget(2)
	(in billions of pesos)(3)
Budgetary revenues	Ps.	1,624.6	Ps.	1,707.8	Ps.	1,859.8	Ps.	1,954.9	Ps.	2,109.6	Ps.	953.0	Ps.	1,963.9
Federal government		1,165.0		1,238.4		1,280.7		1,345.8		1,511.6		676.2		1,348.0
Taxes		706.3		710.6		731.3		788.4		733.4		435.1		816.9
Income tax		316.6		337.1		368.2		414.6		448.1		220.5		458.3
Value-added tax		261.4		279.2		312.7		321.7		337.2		141.5		345.0
Excise taxes		78.2		43.5		(4.3)		(5.3)		(124.1)		31.0		(41.9)
Import duties		27.1		23.5		26.1		25.3		26.4		10.1		19.4
Export duties		—		—		—		—		—		—		—
Luxury goods and services		—		—		—		—		—		—		—
Other		23.0		27.3		28.7		32.3		45.8		32.0		36.1
Non-tax revenue		458.6		528.8		549.4		557.2		778.2		241.0		531.2
Fees and tolls		339.6		428.8		491.3		451.4		689.1		140.6		502.3
Rents, interest and proceeds of assets sales		5.0		6.4		5.7		5.3		5.1		2.8		4.7
Fines and surcharges		114.1		92.6		52.3		100.5		84.0		97.6		24.2
Other		—		—		—		—		—		—		—
Public enterprises and agencies		459.6		469.3		579.1		609.1		598.0		276.8		615.9
PEMEX		175.0		162.7		261.0		294.8		267.3		131.9		292.4
Others		284.6		306.7		318.1		314.3		330.7		144.9		323.5

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	Budgetary estimates as of December 2008. Budgetary estimates were converted into constant pesos using the GDP deflator for 2009, estimated as of December 2008.

(3)	Constant pesos with purchasing power at December 31, 2003.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, public sector budgetary revenues increased by 7.9% in real terms during 2008. Oil revenues increased by 13.5% in real terms and non-oil tax revenues increased by 9.8% in real terms, while non-oil, non-tax revenues decreased by 10.4% in real terms, in each case as compared to 2007. Oil prices increased by 36.8% in 2008, from an average price of U.S. $61.64 per barrel in 2007 to U.S. $84.35 per barrel in 2008, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues decreased from approximately 15.1% in 2007 to approximately 12.7% in 2008.
According to preliminary figures, during the first six months of 2009, public sector budgetary revenues amounted to Ps. 1,332.2 billion in nominal pesos, 7.8% lower in real terms as compared to the same period of 2008. Without taking into account the expected revenues from the Government’s oil price hedges and excluding physical investment by PEMEX, oil revenues decreased by 22.2% in real terms and non-oil tax revenues decreased by 13.6% in real terms. PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues increased from approximately 5.9% in the first six months of 2008 to approximately 13.8% in the same period of 2009.
Public sector budgetary revenues have increased as a percentage of GDP over the past five years, from 20.7% of GDP in 2004 to 23.6% of GDP in 2008.
Taxation
Mexico’s federal tax structure includes both direct taxation through income taxes and indirect taxation through the value-added tax and excise taxes, such as the IEPS. The value-added tax is imposed at a fixed rate, which is passed through the manufacturing and distribution chain until it becomes part of the purchase price to the consumer. Certain goods and services qualify for an exemption from, or a reduced rate of, value-added tax, such as exports, which are exempt.
Income taxes consist of the corporate tax and the individual tax. The corporate tax is levied at a flat rate, which is currently 28%. Corporations and individuals engaged in business activities were until 2008 also subject to an asset tax, a form of minimum income tax aimed at reducing tax evasion. This tax was assessed at a rate of 1.5% on the aggregate book value of the assets owned by a corporation in each fiscal year. Income taxes payable by the corporation were creditable against the asset tax.
Withholding taxes related to interest payments made by Mexican companies to non-residents of Mexico generally are imposed at a rate of 25-28% (or at a lower rate if specified in a tax treaty between Mexico and the country of the applicable non-resident), and at rates ranging from 4.9% to 30% for certain obligations.
The individual income tax is levied at progressive rates. The highest marginal tax rate for individuals (those having annual incomes over Ps. 2.5 million) is currently 28%.
The Government does not have exclusive power to impose certain special taxes, as a result of changes made in the tax laws during the 1990’s to strengthen the income of the states and their participation in the tax system. Since 1997, local governments have been permitted to impose (in addition to the federal taxes on these items) taxes on lodging services and new vehicles. Moreover, local governments are able to require retail commercial establishments selling alcoholic beverages to obtain local licenses. Finally, a percentage of excise tax collections is directly allocated to the states.
The structure of budgetary revenues for 2006, 2007 and 2008 differed from that of 2005 and prior years as a result of changes in PEMEX’s tax regime. This structural difference, however, did not affect the total amount of oil revenues of the public sector (which include PEMEX’s revenues and the Federal Government’s oil revenues), but only its makeup because PEMEX’s revenues after taxes in 2006, 2007 and 2008 increased (or decreased, in the case of 2008) by the same amount by which the Federal Government’s oil revenues (which consist of taxes and duties collected from PEMEX) decreased (or increased, in the case of 2008) in those years as a result of the new tax regime.
On September 14, 2007, the Mexican Congress passed a fiscal reform bill containing various amendments to the Mexican tax law. The Government intends to allocate the additional tax revenues resulting from the fiscal reform primarily to social expenditures and infrastructure investment. The reform should also lessen the Government’s reliance on PEMEX’s revenues to some extent, and should enable PEMEX to increase its investment expenditures.

Key elements of the tax reform include:
•	A new tax on cash deposits became effective on July 1, 2008, and was imposed at the rate of 2% on cash deposits that exceed the cumulative monthly amount of Ps. 25,000. This tax, which is intended to subject payments made in the informal sector of the economy to the tax system, can be credited against income taxes, retained earnings tax and other federal contributions. Neither loan repayments nor remittances made through electronic transfers or checking orders will be subject to this new tax. Purchases of cashier’s checks paid in cash are not exempt from this tax.

•	A new impuesto empresarial a tasa única (corporate tax) became effective on January 1, 2008, and imposed a minimum tax equal to 16.5% of a corporation’s sales revenues (less certain deductions, including wages, social security contributions and certain investment expenditures) in 2008, 17.0% in 2009 and will impose 17.5% in 2010 and thereafter. This new tax replaces the current asset tax and is intended to discourage tax evasion.

•	A reduction in the ordinary hydrocarbons duty from 79.0% in 2007 to 74.0% in 2008, 73.5% in 2009, 73.0% in 2010, 72.5% in 2011 and 71.5% in 2012 and thereafter. This rate is applied to the value of crude oil and natural gas production less certain deductions (including specific investments, certain costs and expenses and other duties payable by PEMEX, subject to certain conditions).

•	A derecho único sobre hidrocarburos (fee on hydrocarbons) was established to promote the reopening of oil fields that were abandoned or are in the process of abandonment, but which still have productive potential.

•	A new federal sales tax on diesel and gasoline, to be phased in over an 18-month period, was enacted. The revenues from this sales tax will be directed to Mexican states and municipalities to fund spending on roads and other infrastructure and to fund environmental programs.

•	A new excise tax on gambling and lottery payments was enacted.

•	Amendments to the federal fiscal code were made to strengthen auditing and control procedures and amendments to the federal law of budget and fiscal responsibility were made to promote reductions in expenditures of the Federal Government and government-owned companies.
The 2009 Budget approved by Congress estimated that public sector budgetary revenues would total Ps. 2,792 billion (in nominal pesos), an amount that is Ps. 28.7 billion lower than the Executive branch’s proposal and 4.7% higher than the amount approved in the Revenue Law for 2008 in real terms. Oil revenues were estimated at Ps. 1,016 billion3, an increase of 12.0%3 with respect to the amount approved for 2008. Non-oil tax revenues were estimated at Ps. 1,261 billion, which implies a downward revision of Ps. 18.1 billion and a real increase of 3.0% with respect to the amount estimated for 2008.
The increase in non-oil related revenues is mainly due to efficiency gains and the increase in the IETU tax rate established in the Fiscal Reform approved in 2007.
The 2009 Budget authorizes the Government to incur net domestic debt of up to Ps. 380 billion (in nominal pesos), plus any additional amount required to satisfy Government liabilities resulting from the new pension system law for public sector employees and the amount of PIDIREGAS liabilities to be recognized as direct public debt of PEMEX. In addition, the 2009 Budget authorized net external borrowings (including net debt incurred with international financial institutions) of up to U.S. $5.0 billion, plus the amount resulting from recognizing as public debt the financial vehicles guaranteed by PEMEX and associated with PIDIREGAS projects.
Since 1990, Mexico has negotiated bilateral treaties with various countries to avoid double taxation.  Tax treaties between Mexico and Canada, the United States, Germany, France, Sweden, Spain, the Netherlands, the United Kingdom, Switzerland, Italy, Norway, South Korea, Japan, Denmark, Belgium, Singapore, Indonesia, Finland, Ireland, Chile, China, Greece, Ecuador, Argentina, Australia, Austria, the Czech Republic, Poland, Luxembourg, Portugal, Romania, Israel, Brazil, Russia, New Zealand, Iceland, Barbados, Venezuela and the Slovak Republic are in effect. Tax treaties with India and South Africa , have been signed, but are in each case pending ratification by at least one party thereto. Tax treaties with Hungary, Lebanon, Malaysia, Morocco, Nicaragua, Panama, Bermuda, Ukraine, Thailand, Colombia, Kuwait, Latvia, the Netherlands Antilles, Bahrain, Uruguay and Aruba are under negotiation.

The following graphs illustrate the changes in the composition of tax revenues between 2004 and 2008.
Composition of Tax Revenues

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	The IEPS tax rate was negative in 2008 because the prices at which gasoline and diesel fuel were sold to the public were less than PEMEX’s cost of production for these products, resulting in a subsidy to consumers that amounted to Ps. 190.8 billion.

Source: Ministry of Finance and Public Credit.

Expenditures
The following table shows the composition of public sector budgetary expenditures for each of the five fiscal years ended December 31, 2008, and the projected expenditures set forth in the 2009 budget.
Public Sector Budgetary Expenditures

											First half		2009
	2004		2005		2006		2007		2008(1)		2009		Budget(2)
	(in billions of constant pesos(3))

Budgetary expenditures	Ps.	1,643.9	Ps.	1,716.7	Ps.	1,852.9	Ps.	1,952.3	Ps.	2,118.2	Ps.	1,027.3	Ps.	2,124.0
Current expenditures		1,408.1		1,477.4		1,591.2		1,633.8		1,725.9		856.1		1,725.9
Salaries		244.9		256.6		269.9		307.8		311.3		160.3		393.1
Federal Government		79.2		76.0		84.5		113.0		120.2		62.3		186.6
Public agencies		165.7		180.6		185.4		194.8		191.2		98.0		206.5
Interest		189.7		184.3		205.5		187.9		167.5		98.8		204.0
Federal Government		160.3		151.2		158.1		148.4		147.6		86.3		172.4
Public agencies		29.4		33.1		47.3		39.5		19.9		12.5		31.6
Current transfers, net		421.0		448.0		458.1		445.4		484.8		263.6		440.5
Total		541.8		584.9		603.3		615.3		661.5		361.7		569.8
To public sector		120.8		137.0		145.2		169.9		176.7		98.1		129.3
States’ revenue sharing		220.0		244.5		270.6		261.7		312.3		130.0		302.6
Acquisitions		111.7		121.2		130.7		131.0		162.4		55.2		81.6
Federal Government		6.4		6.4		7.3		10.0		12.7		5.1		24.0
Public agencies		105.3		114.8		123.4		121.0		149.7		50.1		57.6
Other current expenditures		220.9		222.9		256.5		300.0		287.7		148.2		304.1
Federal Government		61.6		41.7		63.5		93.1		72.3		38.8		80.8
Public agencies		159.3		181.2		193.0		206.9		215.4		109.4		223.3
Capital expenditures		235.7		239.3		261.7		318.5		392.3		171.2		416.3
Federal Government		140.1		161.5		188.6		252.3		283.9		86.9		221.8
Public agencies		95.6		77.8		73.1		66.2		108.4		84.3		194.5
Payments due in previous years		—		—		—		—		—		—		(18.3)

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	Budgetary estimates as of December 2008. Budgetary estimates were converted into constant pesos using the GDP deflator for 2009 estimated as of December 2008.

(3)	Constant pesos with purchasing power at December 31, 2003.

Source: Ministry of Finance and Public Credit.
According to preliminary figures, public sector budgetary expenditures increased by 8.5% in real terms during 2008. Public sector expenditure policy in 2008 focused on improving the allocation of resources and limiting expenditure increases to strategic areas for national development. During 2008, spending on social programs, which include education, public health and social security, accounted for 59.5% of total programmable expenditures. In 2008, public sector financing costs decreased by 9.6% in real terms as compared with 2007.
According to preliminary figures, in 2008, in nominal pesos expenditures for agriculture, forests, fishing, natural resources and environmental development totaled Ps. 87.2 billion and expenditures for residential and community development totaled Ps. 183.7 billion as compared with expenditures of Ps. 75.8 billion and Ps. 161.6 billion, respectively, in 2007.
According to preliminary figures, during the first six months of 2009, net budgetary public sector expenditures increased by 5.7% in real terms as compared to the first six months of 2008. Excluding physical investment by PEMEX and including expected revenues from the Government’s oil price hedges, net public sector budgetary expenditures increased by just 0.1% as compared to the first six months of 2008. In the same period, the financial cost of public sector debt increased by 17.0% in real terms with respect to the same period of 2008.

Health and Labor, Education and Other Social Welfare Expenditures
The Government administers the majority of the country’s social service and welfare programs. The Government directly funds social service programs, primarily from current revenues, and also transfers funds to social service agencies with separate sources of income. According to preliminary figures, the principal social welfare expenditures of the Government in 2008 were for health and social security, on which Ps. 632.3 billion in nominal pesos (or 28.4% of programmable expenditures) was spent, and for education, on which Ps. 432.4 billion in nominal pesos (or 19.4% of programmable expenditures) was spent.
The principal social security institutions are the Instituto Mexicano del Seguro Social (Mexican Institute of Social Security), the Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado (Institute of Social Security and Services for State Employees) and the Lotería Nacional para la Asistencia Pública (National Lottery for Public Assistance). Programs provided by these entities include medical and hospital services, health and maternity insurance and preventive health services. In seeking to provide health services to more of the population, the Government is coordinating the activities of various public agencies and is organizing a national system of health services. The Government also provides pension payments, which represent a small portion of social security outlays. Despite these advances, Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. See “The Economy—Employment and Labor.”
The Government devotes a significant share of its resources to education and vocational training. The Government’s immediate goals include providing elementary and secondary education to all children and providing increased technical training tailored to the changing demands of the Mexican economy. Based on estimates from the 2000 census, 92.0% of the population of 15 years of age or older is literate.
The structure of the Mexican educational system is based on educational federalism, with the premise that it is the responsibility of each state to provide for the education of its population. The education law also encourages the participation of teachers, parents and social workers in improving the educational system. The education law requires every Mexican to attend school for at least nine years (primary and secondary school) and establishes basic directives concerning educational programs.
To improve living conditions for the low income population and provide loans for property and housing on reasonable terms, the Government established INFONAVIT in 1972. The fund managed by INFONAVIT is supported by contributions from all employers equivalent to 5% of all salaries paid. In 2008, INFONAVIT granted approximately 494,073 loans for housing purchases, construction and repair, as compared to approximately 458,701 such loans in 2007. See “The Economy—Employment and Labor.”

Government Agencies and Enterprises
The following table shows, for each principal Governmental agency and enterprise outside of the financial sector, its principal business, the percentage of Government ownership, its size (based on total assets at its latest fiscal year end), its net contribution or expense to the public sector primary balance and the amount of its outstanding borrowings that is guaranteed or otherwise the responsibility of the Government.
Principal Government Agencies and Enterprises
at December 31, 2008

		% of				Outstanding
		Government	Total	Primary		Guaranteed
Agency/Enterprise	Principal Business	Ownership	Assets(2)	Surplus(2)(3)		Debt(2)
			(in millions of dollars)

PEMEX	Production, refining and distribution of crude oil and derivatives	100.0%	$83,641.5	$12,383.0		$—
Federal Electricity Commission	Production and sale of electricity	100.0	52,114.2	700.3		—
Caminos y Puentes Federales(4)	Administration of toll highways	100.0	225.2	11.6	(1)	—
Aeropuertos y Servicios Auxiliares(4)	Airport services	100.0	1,134.9	(24.4)		—

(1)	Preliminary.

(2)	Financial data calculated in accordance with Mexican financial reporting standards for public sector entities, which differ in material respects from U.S. GAAP. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican financial reporting standards presented elsewhere herein.

(3)	Surplus after Government transfers, less interest payments.

(4)	Primary surplus before transfers to the Tesorería de la Federación (Treasury of the Federation).

Source: Ministry of Finance and Public Credit.
For a discussion on the Government’s privatization program see “The Economy—The Role of the Government in the Economy; Privatization.”

PUBLIC DEBT
General
Under Mexico’s Ley General de Deuda Pública (General Law of Public Debt), public borrowing programs contained in the Federal Annual Revenue Law must be submitted annually to Congress for approval. The executive branch, through the Ministry of Finance and Public Credit, formulates a financial program on the basis of this authorization. The General Law of Public Debt also requires that the President (a) inform Congress annually of the status of the indebtedness of the Government and budget-controlled agencies when presenting the Public Account and proposing the Federal Annual Revenue Law and (b) report to Congress on a quarterly basis on the status of such indebtedness. See “Public Finance—General—Budget Process.”
The General Law of Public Debt specifies that the ministries comprising the Government may only contract financings through the Ministry of Finance and Public Credit. Budget-controlled and administratively controlled agencies may only incur external indebtedness after obtaining the prior authorization of the Ministry of Finance and Public Credit.
Internal Public Debt
Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at June 30, 2009, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 1 to the table “Internal Debt of the Federal Government” below. Internal debt does not include the debt of the IPAB or the debt of budget-controlled or administratively controlled agencies. At December 31, 2008, all of the Government’s internal debt was denominated and payable in pesos.
Over the last decade, the Government has pursued an internal debt strategy aimed at lengthening the average maturity of its debt in order to reduce its refinancing risk. To further this goal, the Government has in recent years introduced new instruments of longer maturities. In the last quarter of 1999, the Government offered for the first time 10-year securities denominated in UDIs as well as 30-year UDI-indexed bonds, and subsequently began offering three-year, five-year, seven-year, ten-year, 20-year and 30-year fixed-rate peso-denominated bonds. Since the first quarter of 2008, twenty-year UDI-denominated bonds are no longer offered.
With the issuance of these securities, the Government has established a long-dated benchmark yield curve. The issuance of these instruments has also encouraged:
•	increased use of long-term fixed-rate contracts;
•	the issuance of long-term peso-denominated securities by Mexican companies;
•	the development of long-term financial hedging products; and
•	the potential to direct long-term savings toward the financing of long-term investment projects.
In the last quarter of 2008, the Government increased the amount of 182-day Cetes and 364-days Cetes it planned to auction and decreased the amount of long-term bonds it planned to auction, as part of its actions to restore order to the domestic financial markets during the international financial crisis.
At December 31, 2008, the net internal debt of the Government was Ps. 2,332.7 billion, as compared to Ps. 1,788.3 billion outstanding as of December 31, 2007, a 30.4% increase in nominal terms. This increase in net internal debt was attributable to the fact that, as in prior years, the Government financed its deficit primarily through borrowings in the domestic market. The gross internal debt of the Government at December 31, 2008 totaled Ps. 2,401.3 billion, as compared to Ps. 1,896.3 billion at December 31, 2007, a 26.6% increase in nominal terms.

The Government’s debt policy during recent years has allowed it to increase the average maturity of its internal debt, with an increase from 5.59 years at December 31, 2007 to 6.36 years at December 31, 2008. In 2008, the Government’s financing costs on internal debt increased by 12.4% in nominal terms, from Ps. 141.3 billion in 2007 (equivalent to 1.3% of GDP) to Ps. 158.9 billion in 2008 (equivalent to 1.3% of GDP).
According to preliminary figures, at December 31, 2008, the net internal debt of the public sector totaled Ps. 2,268.5 billion (including liabilities associated with the ISSSTE Law of Ps. 270.5 billion), as compared to Ps. 1,686.8 billion outstanding at December 31, 2007. At December 31, 2008, the gross internal debt of the public sector totaled Ps. 2,498.7 billion, as compared to Ps. 1,958.0 billion outstanding at December 31, 2007. For purposes of this “Public Debt” section, public sector debt consists of the long-term indebtedness incurred directly by the Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term debt of the public sector. It does not include private sector debt guaranteed by the Government, unless and until the Government is called upon to make payment under its guaranty.
According to preliminary figures, at June 30, 2009, the net internal debt of the Government totaled Ps. 2,469.4 billion (including liabilities associated with the ISSSTE Law of Ps. 205.3 billion), as compared to Ps. 2,332.7 billion outstanding at December 31, 2008. At June 30, 2009, the gross internal debt of the Government totaled Ps. 2,621.5 billion, as compared to Ps. 2,401.3 billion of gross internal debt at December 31, 2008. Of the total gross internal debt of the Government at June 30, 2009, Ps. 365.5 billion represented short-term debt and Ps. 2,256.0 billion represented long-term debt, as compared to Ps. 281.3 billion and Ps. 2,120.1 billion of short- and long-term debt, respectively, at December 31, 2008. For purposes of this “Public Debt” section, long-term debt is defined as all debt with maturities of one year or more from the date of issue, while short-term debt is defined as all debt with maturities of less than one year from the date of issue. The average maturity of the Government’s internal debt decreased by 0.20 years during the first half of 2009, from 6.36 years to 6.16 years at June 30, 2009. The Government’s financing costs on internal debt totaled Ps. 85.1 billion for the first six months of 2009 (equivalent to 1.5% of GDP), a difference of 0.2 percentage points of GDP, and 11.6% greater in nominal terms, as compared to the same period of 2008.
The following table summarizes the amount (in billions of pesos) and structure (as percentage of total debt) of the internal debt of the Government at each of the dates indicated.
Internal Debt (1)

	December 31,																June 30,
	2004			2005			2006			2007			2008(2)				2009(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	1,039.3	94.6%	Ps.	1,173.3	94.4%	Ps.	1,569.9	93.8%	Ps.	1,795.8	94.7%	Ps.	2,021.2		84.2%	Ps.	2,296.6		87.6%
Cetes		241.5	22.0		288.2	23.2		346.0	20.7		340.5	18.0		357.1		14.9		453.0		17.3
Floating-Rate Bonds		310.5	28.2		287.6	23.2		359.6	21.5		325.0	17.1		243.6		10.1		243.5		9.3
Inflation-Linked Bonds		84.6	7.7		95.3	7.7		155.3	9.3		235.3	12.4		334.9		13.9		403.6		15.4
Fixed-Rate Bonds		402.7	36.6		502.2	40.4		709.0	42.4		895.1	47.2		1,085.6		45.2		1,196.6		45.6
Other		59.9	5.4		68.8	5.5		102.9	6.2		100.7	5.3		380.1	(3)	15.8		324.9	(3)	12.4

Total Gross Debt	Ps.	1,099.2	100.0%	Ps.	1,242.1	100.0%	Ps.	1,672.8	100.0%	Ps.	1,896.6	100.0%	Ps.	2,401.3		100.0%	Ps.	2,621.5		100.0%

Net Debt
Financial Assets(4)		(69.2)			(58.8)			(125.7)			(107.9)			(68.6)				152.1

Total Net Debt	Ps.	1,030.0		Ps.	1,183.3		Ps.	1,547.1		Ps.	1,788.3		Ps.	2,332.7			Ps.	2,469.4

Gross Debt/GDP			12.1%			12.8%			15.6%			16.1%				19.8%				24.4%
Net Debt/GDP			11.4%			12.2%			14.4%			15.2%				19.2%				21.7%

Note: Totals may differ due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 1.2 billion at December 31, 2008. Regulación Monetaria does not increase the Government’s overall level of internal debt because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.

(2)	Preliminary.

(3)	Includes Ps. 270.5 billion and Ps. 205.3 billion in liabilities associated with the ISSSTE Law (see “The Economy—Employment and Labor”) at December 31, 2008 and June 30, 2009, respectively.

(4)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt
The following tables set forth a summary of the external public debt of Mexico as well as a breakdown of such debt by currency. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue. External public debt as used in this section does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of IPAB. See “Financial System—Banking Supervision and Support” and footnote 1 to the table “Summary of External Public Debt” below.
Summary of External Public Debt(1)
By Type

			Long-Term
			Debt of
	Long-Term Direct		Budget-		Other Long-						Total Long-
	Debt of the Federal		Controlled		Term Public		Total Long-		Total Short-		and Short-
	Government		Agencies		Debt(2)		Term Debt		Term Debt		Term Debt
	(in millions of dollars)
December 31,
2004	U.S.$	48,561	U.S.$	10,636	U.S.$	17,952	U.S.$	77,149	U.S.$	2,077	U.S.$	79,226
2005		48,689		6,736		15,464		70,889		786		71,675
2006		39,330		7,046		7,545		53,921		845		54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008(4)		39,997		9,782		5,885		55,664		1,275		56,939
June 30, 2009(4)		38,648		40,004		6,245		84,897		1,185		86,082
By Currency(3)

	December 31,															June 30,
	2004			2005			2006			2007			2008(4)			2009(4)
	(in millions of dollars, except percentages)
U.S. dollars	U.S.$	71,220	89.9	U.S.$	65,480	91.4	U.S.$	50,760	92.7	U.S.$	44,309	80.0	U.S.$	47,851	84.1	U.S.$	70,420	81.8
Japanese yen		2,937	3.7		1,990	2.8		1,006	1.8		1,157	2.1		1,095	1.9		2,963	3.4
Pounds sterling		186	0.2		80	0.1		91	0.2		1,040	1.9		687	1.2		2,020	2.4
Swiss francs		236	0.3		171	0.2		175	0.3		423	0.8		410	0.7		381	0.4
Others		4,647	5.9		3,954	5.5		2,734	5.0		8,426	15.2		6,896	12.1		10,298	12.0

Total	U.S.$	79,226	100.0%	U.S.$	71,675	100.0%	U.S.$	54,766	100.0%	U.S.$	55,355	100.0%	U.S.$	56,939	100.0%	U.S.$	86,082	100.0%

Note: Totals may differ due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 30, 2009) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net”, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.

(3)	Adjusted to reflect the effect of currency swaps.

(4)	Preliminary.

Source: Ministry of Finance and Public Credit.
Since 1990, the majority of the public sector’s new external borrowings have consisted of debt securities placed in the international capital markets, although during Mexico’s 1995 financial crisis official and multilateral creditors provided significant amounts of financing to Mexico. At December 31, 2008, commercial banks held approximately 8.0% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the IMF) held 21.0%; bondholders held 60.9% and other creditors held the remaining 10.1%.

According to preliminary figures, at December 31, 2008, Mexico’s gross external public debt totaled U.S. $56.9 billion, an increase of U.S. $1.6 billion from the U.S. $55.4 billion outstanding at December 31, 2007. Overall, total public debt (gross external debt plus net internal debt) at December 31, 2008 represented approximately 24.1% of GDP, approximately 4.8% higher than the level at the end of 2007.
The Government’s debt policy during the past several years, together with the dynamic performance of exports, has significantly reduced external public sector debt financing costs as a percentage of total exports. Specifically, these interest payments on external public sector debt have decreased from 3.6% of total exports in 2004 to 2.1% in 2008. In 2008, according to preliminary figures, public sector external debt financing costs totaled U.S. $6.2 billion compared to U.S. $6.7 billion in 2007, a 7.7% decrease in nominal terms. Debt service payments (principal and interest) on public sector external debt remained at 2.5% of GDP for 2007 and 2008.
According to preliminary figures, outstanding public sector gross external public debt increased by approximately U.S. $29.1 billion during the first six months of 2009, from U.S. $56.9 billion at December 31, 2008, to U.S. $86.1 billion at June 30, 2009. This increase in gross external public debt is primarily due to the classification of certain PIDIREGAS obligations, which were previously treated as off-balance sheet liabilities, as public sector debt. Of this amount, U.S. $84.9 billion represented long-term debt and U.S. $1.2 billion represented short-term debt.
According to preliminary figures, total public debt (gross external debt plus net internal debt) at June 30, 2009 represented approximately 31.4% of nominal GDP, 6.3 percentage points higher than at December 31, 2008.
According to preliminary figures, at June 30, 2009, commercial banks held approximately 23.2% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 15.3%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 60.5% and others held the remaining 1.1%.
Subsequent to December 31, 2008:
•	On February 17, 2009, Mexico issued U.S. $1,500,000,000 of its 5.875% Global Notes due 2014.
•	On September 25, 2009, Mexico issued U.S. $1,000,000,000 through the reopening of its 5.950% Global Notes due 2019 and U.S. $750,000,000 through the reopening of its 6.05% Global Notes due 2040.

Amortization Schedule of Total Public Sector External Debt(1)

	Outstanding
	as of
	December 31,															Other
	2008(1)	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Years	Total
	(in millions of dollars)

A. Private Creditors(2)	$37,442	$4,458	$2,440	$3,422	$1,128	$2,541	$1,318	$2,239	$1,708	$3,761	$23	$3,365	$793	$9	$723	$9,516	$37,442
Capital Markets (Bonds)	34,688	3,707	2,414	1,554	1,110	2,523	1,300	2,221	1,690	3,750	18	3,361	793	9	723	9,516	34,688
Commercial Banks	2,754	751	25	1,868	18	18	18	18	18	11	4	4	—	—	—	—	2,754
Direct	892	735	7	150	—	—	—	—	—	—	—	—	—	—	—	—	892
Syndicated	1,862	16	18	1,718	18	18	18	18	18	11	4	4	—	—	—	—	1,862

B. Multilateral Creditors	10,673	1,161	679	1,264	732	787	797	694	614	607	546	437	398	312	268	1,376	10,673
Inter-American Development Bank	4,791	443	442	448	387	354	324	262	187	180	180	172	164	159	159	930	4,791
World Bank	5,882	718	237	816	345	433	473	432	427	427	366	265	233	153	109	447	5,882

C. External Trade	3,065	1,076	585	270	212	197	169	133	92	66	52	42	42	34	26	68	3,065
Eximbanks	1,263	159	132	130	129	124	109	109	71	51	43	42	42	34	26	62	1,263
Commercial Banks(3).	1,794	914	450	137	84	73	60	24	21	16	9	—	—	—	—	6	1,794
Suppliers	8	3	3	2	—	—	—	—	—	—	—	—	—	—	—	—	8

D. Restructured Debt	77	—	77	—	—	—	—	—	—	—	—	—	—	—	—	—	77

E. Other(4)	5,683	5,683	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5,683

Public Sector Total	$56,939	$12,378	$3,780	$4,956	$2,073	$3,525	$2,284	$3,066	$2,414	$4,435	$620	$3,845	$1,233	$355	$1,017	$10,960	$56,939

Note: Totals may differ due to rounding.

(1)	Preliminary. External debt of Mexico is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amounts. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public debt in this table does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at December 31, 2008), (b) external borrowings by the public sector after December 31, 2008, or (c) loans from the Commodity Credit Corporation to private sector Mexican banks. Mexico only updates this table semi-annually (in June and December); for this reason data included in the public debt section may not be reflected in this table.

(2)	Excludes foreign trade and restructured debt.

(3)	Includes foreign trade lines, revolving credits and other short-term credits.

(4)	Refers to changes in direct debt related to long-term productive infrastructure projects (“PIDIREGAS”).

Source: Ministry of Finance and Public Credit.

External Debt Restructuring and Debt and Debt Service Reduction Transactions
In August 1982, Mexico requested and received from its major commercial bank creditors a 90-day rollover of principal payments on most external public sector debt; bilateral credits were also restructured. No such request was made to bondholders or multilateral financial institutions (primarily the World Bank, the IMF and the Inter-American Development Bank) and no restructuring of bond debt or debt owed to multilateral institutions has taken place since then.
During the five years following 1982, Mexico and its commercial bank creditors concluded three separate debt restructuring and new money exercises. In 1983, 1985 and 1987, Mexico and the banks agreed to extend the maturities of agreed-upon portions of the outstanding external public sector debt and, in some cases, to alter the interest rates and currencies applicable to the restructured debt. In connection with each restructuring exercise (and with the 1989-92 Financing Package referred to below), Mexico requested and received 90-day rollovers of maturing principal payments pending finalization of documentation for the respective restructurings. During this period, Mexico also entered into agreements with the Paris Club to reschedule payments on loans made or guaranteed by official, bilateral creditors to the Mexican public sector and received support from its multilateral creditors, in the form of structural adjustment and project loans from the World Bank and the Inter-American Development Bank and standby facilities, extended fund arrangements and contingency facilities with the IMF.
The 1989-1992 Financing Package for Mexico, implemented in March 1990, was intended to reduce the principal amount of, and the debt service burden associated with, Mexico’s commercial bank debt, and to secure sufficient future financing to allow Mexico to resume sustained economic growth. The Financing Package offered commercial banks options for debt reduction, interest reduction and new money. These bonds were known as Brady Bonds. Under the interest reduction option, existing indebtedness was exchanged for 30-year bonds (“Par Bonds”) that, in the case of bonds denominated in dollars, bore interest at the fixed rate of 6.25% per annum. Under the principal reduction option, existing indebtedness was exchanged for 30-year bonds (“Discount Bonds”) having a principal amount equal to 65% of the principal amount of such existing indebtedness and an interest rate of LIBOR plus 13/16% per annum. Under the new money option, certain banks committed to provide Mexico with new money (through a combination of bonds, traditional bank credits and bank credits prepayable to fund trade credits or public sector loans) over three years in an aggregate amount equal to 25% of their holdings of then-existing indebtedness. Of the approximately U.S. $48 billion of external debt held by Mexico’s commercial bank creditors in 1989, approximately U.S. $43 billion participated in the principal and interest reduction options; approximately U.S. $21 billion was exchanged for Discount Bonds and the balance was exchanged for Par Bonds. Thus, Mexico was able to reduce the principal amount of its external debt by approximately U.S. $7 billion. The balance of Mexico’s commercial bank creditors agreed to participate in the new money option and to lend Mexico approximately U.S. $1 billion in new credits over four years.
As a result of the Government’s external debt reduction initiatives discussed below, Mexico completed the redemption of all of its outstanding Brady Bonds on July 28, 2003.
The Discount Bonds and Par Bonds were issued with 17 series of Value Recovery Rights, which provided for certain additional, limited contingent payments based on the performance of Mexico’s oil export revenues. Eleven series of Value Recovery Rights were cancelled together with the Brady Bonds to which they were attached. Six series of Value Recovery Rights were separated from the related Discount Bonds and Par Bonds prior to their cancellation and traded independently. These series represented contingent payment obligations payable through June 30, 2008. On June 30, 2008, Mexico paid the final payment due on the Series F Value Recovery Rights, which expired on that date. Series F was the last series of Value Recovery Rights outstanding. No further payments will be due on the Value Recovery Rights.
In addition to Mexico’s strong commitment to work closely with its commercial bank and multilateral creditors to sustain economic growth, debt reduction has been and continues to be one of its goals. In mid-1986, Mexico began to authorize the conversion of debt into equity investment as a means of reducing its stock of external obligations. The total value of debt-equity swaps grew from U.S. $363.2 million in 1986 to U.S. $1.5 billion in 1987, when the debt-equity conversion program was suspended in order to evaluate the impact on the economy of the program as then structured.

In March 1990, Mexico introduced a new debt-equity swap program that was implemented by two auctions of transferable debt conversion rights held in July and October 1990. Proceeds of the conversions could be used only to acquire public sector assets being privatized and to finance infrastructure projects. Pursuant to the program, a total of U.S. $3.5 billion of conversion rights was awarded in the auctions at a discount of approximately 52% of the nominal value of the eligible debt to be converted. Only approximately one third of these rights (which expired in April 1992) were exercised, since Mexico’s debt generally traded well above 52% after the issuance of the rights. In addition, from 1989 through October 6, 2005 (the date on which the program ended), approximately U.S. $1.4 billion of debt was acquired by the Government in exchange for peso deposits in this principal amount to non-profit private or public organizations, to be used to finance approved education, environmental, housing, public works and other social projects undertaken by nonprofit organizations.
Under a debt-for-debt exchange that took place in the first quarter of 1988, Mexico retired a net amount of U.S. $1.1 billion of commercial bank debt at an average discount of 30.3% through the issuance of 20-year collateralized bonds offered to its bank creditors on an auction basis. Mexico redeemed all of those outstanding collateralized bonds at par in March 1997. In the third quarter of 1991, Mexico issued U.S. $1.2 billion of 10-year floating rate notes, called Floating Rate Privatization Notes, in exchange for the cancellation of U.S. $1.2 billion of deposits held by international commercial banks with foreign branches and agencies of Mexican banks. Virtually all of the Floating Rate Privatization Notes were tendered at par in payment for shares of Mexican commercial banks that were privatized in 1991 and 1992.
In 1992, the Government canceled U.S. $7.2 billion of its external debt acquired through the exercise of the conversion rights described above, through exchanges of debt to fund social projects and through various debt-for-debt exchanges and cash purchases during the 1990-1992 period.
In May 1996, the Government issued U.S. $1.8 billion in 30-year bonds in exchange for the cancellation of U.S. $2.1 billion of its outstanding U.S. dollar-denominated Discount Bonds and U.S. $306 million of its outstanding U.S. dollar-denominated Par Bonds pursuant to an exchange offer open to all of the holders of those bonds. The price at which the bonds were exchanged was determined through a modified Dutch auction.
The Government’s liability management transactions since 2003 include:
•	a January 2003 repurchase of U.S. $500 million of U.S. dollar-denominated Par Bonds;
•	a May 15, 2003 redemption of the entire amount of outstanding U.S. dollar-denominated Par Bonds, totaling U.S. $4.3 billion;
•	a July 28, 2003 redemption of the entire amount of Mexico’s outstanding Brady Bonds, denominated in Italian lira and Deutsche Marks, totaling approximately U.S. $1.3 billion;
•	an April 21, 2004 exchange offer pursuant to which the Government issued approximately U.S. $793 million of its 5.875% Global Notes due 2014 and U.S. $2.1 billion of its 7.500% Global Notes due 2033 in exchange for approximately U.S. $670 million of its 8.125% Global Bonds due 2019, U.S. $464 million of its 8.00% Global Notes due 2022 and U.S. $1.2 billion of its 11.50% Global Bonds due May 15, 2026;
•	an October-November 2005 repurchase of approximately U.S. $1.6 billion aggregate principal amount of eight series of Mexico’s fixed-rate, U.S. dollar-denominated and two series of Mexico’s fixed-rate, Italian lira-denominated bonds with maturity dates from 2007 to 2033;
•	a November 23, 2005 issuance of debt exchange warrants, pursuant to which the Government issued 1,000,000 Series XW5 Warrants, 1,000,000 Series XW10 Warrants and 500,000 Series XW20 Warrants entitling their holders to exchange on November 9, 2006, October 10, 2006 and September 1, 2006, respectively, a determined principal amount of certain of Mexico’s U.S. dollar-denominated bonds and notes for a set principal amount of certain Mexican peso-denominated MBonos;

•	a February-March 2006 tender offer, pursuant to a modified Dutch Auction, through which the Government repurchased the following debt securities:

		Aggregate Principal	Aggregate Principal Amount
Title of Purchased Securities	ISIN	Amount Repurchased	Outstanding after Repurchases
9 7/8% Global Bonds due 2007	US593048BB61	U.S.$278,350,000	U.S.$1,128,650,000
9.125% Notes due 2007	XS0073433707	ITL 38,750,000,000	ITL 391,250,000,000
8.625% Global Bonds due 2008	US593048BF75	U.S.$226,121,000	U.S.$1,163,879,000
4.625% Global Notes due 2008	US91086QAM06	U.S.$299,648,000	U.S.$1,200,352,000
7.375% Notes of 2001/2008	XS0126200988	€132,750,000	€617,250,000
8% Bonds of 1997/2008	DE0001937001	DEM 72,000,000	DEM 678,000,000
10.375% Global Bonds due 2009	US593048BG58	U.S.$360,460,000	U.S.$1,442,540,000
8 1/4% Bonds of 1997/2009	DE0001897551	DEM 127,131,000	DEM 1,372,869,000
7.50% Notes due 2010	XS0108907303	€81,034,000	€918,966,000
7.50% Global Notes due 2012	US91086QAH11	U.S.$237,980,000	U.S.$1,262,020,000
6.375% Global Notes due 2013	US91086QAK40	U.S.$258,066,000	U.S.$1,741,934,000
10% Step-down Notes due 2013	XS0085661949	ITL 67,751,000,000	ITL 671,249,000,000
5.375% Global Notes due 2013	XS0170239932	€27,160,000	€722,840,000
6.625% Global Notes due 2015	US91086QAL23	U.S.$439,592,000	U.S.$1,560,408,000
11% Notes due 2017	XS0075866128	ITL 12,250,000,000	ITL 487,750,000,000
8.125% Global Notes due 2019	US593048BN00	U.S.$36,872,000	U.S.$2,424,468,000
8.00% Global Notes due 2022	US91086QAJ76	U.S.$6,892,000	U.S.$150,713,000
6.75% Notes due 2024	XS0184889490	£23,474,000	£476,526,000
8.30% Global Notes due 2031	US91086QAG38	U.S.$86,770,000	U.S.$2,838,230,000
•	a March 29, 2006 issuance of 600,000 Series XWE Debt Exchange Warrants entitling their holders to exchange a determined principal amount of certain euro-, Italian lira- and Deutsche Mark-denominated bonds and notes issued by Mexico for a set principal amount of Mexican peso-denominated MBonos due in either 2013 or 2023;
•	an August 2006 repurchase of approximately U.S. $3.0 billion of fifteen series of Mexico’s fixed-rate, U.S. dollar-denominated bonds with maturity dates from 2007 to 2033;
•	a January 2007 exchange and cash tender offer pursuant to which the holders of five series of Mexico’s U.S. dollar-denominated external bonds maturing in 2019, 2022, 2026, 2031 and 2033 were invited to submit offers, in a modified Dutch auction, to exchange their bonds for reopened 6.75% Global Notes due 2034 plus a cash payment, or to sell their bonds for cash. Following settlement, approximately U.S. $2.8 billion of outstanding bonds including Mexico’s 8.125% Global Bonds due 2019, 8.00% Global Notes due 2022, 11.50% Global Bonds due May 15, 2026, 8.30% Global Notes due 2031 and 7.50% Global Notes due 2033 were canceled. An aggregate principal amount of U.S. $2.3 billion in reopened 6.75% Global Notes due 2034 was issued to holders participating in the exchange, and Mexico also made cash payments from available funds totaling approximately U.S. $1.1 billion. Following the cancellation of the bonds tendered and accepted for exchange or purchase by Mexico, approximately U.S. $1.7 billion principal amount of 8.125% Global Bonds due 2019, U.S. $753 million principal amount of 8.00% Global Notes due 2022, U.S. $339 million principal amount of 11.50% Global Bonds due May 15, 2026, U.S. $1.9 billion principal amount of 8.30% Global Notes due 2031 and U.S. $1.3 billion principal amount of 7.500% Global Notes due 2033 remained outstanding;
•	a March 21, 2007 issuance of 500,000 Series XWE07 Warrants and 1,000,000 XWD07 Units, each Unit consisting of one Series XWDA07 Warrant and one Series XWDB07 Warrant, which will trade separately after September 24, 2007. The Series XWE07, XWDA07 and XWDB07 Warrants entitled the holders to exchange, on September 19, October 11 and November 7, 2007, respectively, up to approximately U.S. $2.7 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and Deutsche Mark-denominated bonds issued by Mexico for peso-denominated bonds issued by the Mexican Government maturing in either 2014 or 2024;

•	a February-March 2008 repurchase of U.S. $714 million of ten series of Mexico’s fixed-rate, U.S. dollar-denominated bonds with maturity dates from 2009 to 2034; and
•	an April 9, 2008 issuance of 1,000,000 Series XWA08 Warrants and 250,000 XWB08 Series. The Series XWA08 Warrants entitled the holders to exchange, on October 9, 2008, up to approximately U.S. $1 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and Deutsche Mark-denominated bonds issued by Mexico for peso-denominated bonds issued by the Mexican Government maturing in either 2014 or 2036. The Series XWB08 Warrants entitled the holders to exchange, on October 9, 2008, up to approximately U.S. $0.25 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and Deutsche Mark-denominated bonds issued by Mexico for UDI-denominated bonds issued by the Mexican Government maturing in either 2017 or 2035.
Debt Record
Following the 1946 rescheduling of debt incurred prior to the Revolution of 1910, Mexico has not defaulted in the payment of principal or interest on any of its external indebtedness. See “—External Debt Restructuring and Debt and Debt Service Reduction Transactions” above.
Rating Agency Considerations
On November 9, 2008, Fitch revised Mexico’s rating outlook to negative from stable but confirmed its BBB+ rating. On May 11, 2009, Standard & Poor’s revised Mexico’s rating outlook to negative from stable but confirmed its sovereign ratings of BBB+/A-2 for foreign currency debt and A+/A-1 for local currency debt. On August 5, 2009, Moody’s affirmed its rating of Mexico’s foreign currency debt at Baa1, with a stable outlook.

TABLES AND SUPPLEMENTARY INFORMATION
PUBLIC DEBT OF THE GOVERNMENT
A. Direct Debt of the Government
Table I. Floating Internal Debt at June 30, 2009
(payable in pesos)

			Outstanding		Amortization or
	Interest	Maturity	Principal		Sinking Fund
Title	Rate	Date	Amount		Provision
			(in millions of pesos)
Short-term Treasury Certificates (“Cetes”)	Various	Various	Ps.	365,440.2	None

Total Floating Internal Debt			Ps.	365,440.2

Table II. Funded Internal Debt at June 30, 2009
(payable in pesos)

			Outstanding		Amortization or
	Interest	Maturity	Principal		Sinking Fund
Title	Rate	Date	Amount		Provision
			(in millions of pesos)
Fixed-Rate Bonds	Fixed	Various	Ps.	1,196,616.8	None
Development Bonds (“Bondes”)	Various	Various		31,600.0	None
Development Bonds (“Bondes D”)	Various	Various		211,832.6	None
UDI-denominated Development Bonds (“UDI bonds”)	Various	Various		403,618.1	None
Retirement Saving System Fund (“Fondo de Ahorro/SAR”)	Various	Various		89,285.8	None
One-year Treasury Certificates (“Cetes”)(1)	Various	Various		87,516.4	None
Others(2)	Various	Various		235,614.2	None

Total Funded Internal Debt			Ps.	2,256,083.9

(1)	One-year Cetes are the only long-term Treasury Certificates issued by the Government.

(2)	Includes Ps. 205.3 billion of liabilities associated with the ISSSTE Law. See “The Economy—Employment and Labor.”
Table III. Net Internal Debt at June 30, 2009
(payable in pesos)

			Outstanding		Amortization or
	Interest	Maturity	Principal		Sinking Fund
Title	Rate	Date	Amount		Provision
			(in millions of pesos)
Total Floating Internal Debt			Ps.	365,440.2
Total Funded Internal Debt				2,256,083.9
Assets(1)	Various	Various		(152,068.0)	None

Total Net Internal Debt			Ps.	2,469,456.2

(1)	Includes Banco de México’s General Account Balance, which is positive (indicating monies owing to the Federal Government).

Table IV. Funded External Debt at June 30, 2009
Bond Issues at June 30, 2009

					Original	Principal
	Interest	Date of	Maturity		Principal	Amount
Title	Rate (%)	Issue	Date	Currency(1)	Amount	Outstanding	Remarks
					(in thousands)

Guaranteed Floating Rate Bonds Due 2010	Variable	June 1990	June 2010	USD	78,040	76,466	(2)
11.50% Global Bonds due 2026	11.50	May 1996	May 2026	USD	1,750,000	338,580
11.375% Global Bonds due 2016	11.375	Sep. 1996	Sep. 2016	USD	1,000,000	702,066
Notes due 2017	11.0	May 1997	May 2017	LRA	500,000,000	330,935,651	(3)
Step-Down Notes due 2013	10.0-7.375	Apr. 1998	Apr. 2013	LRA	750,000,000	588,465,370	(3)
11.375% Global Bonds due 2016	11.375	Aug. 1999	Sep. 2016	USD	400,000	280,826
Notes due 2010	9.875	Jan. 2000	Feb. 2010	USD	1,500,000	1,017,787
Notes due 2010	9.875	Mar. 2000	Feb. 2010	USD	500,000	339,262
Global Bonds due 2016	11.375	Feb. 2000	Feb. 2016	USD	994,641	698,304
Global Bonds due 2010	7.5	Mar. 2000	Feb. 2010	€	1,000,000	741,596	(3)
Notes due 2011	8.375	Jan. 2001	Jan. 2011	USD	1,500,000	924,296
Notes due 2019	8.125	Mar. 2001	Dec. 2019	USD	3,300,000	1,352,366
Notes due 2011	8.375	May 2001	Jan. 2011	USD	1,000,000	616,198
Notes due 2031	8.300	Aug. 2001	Aug. 2031	USD	1,500,000	757,406
Notes due 2031	8.300	Dec. 2001	Aug. 2031	USD	1,000,000	504.938
Notes due 2012	7.500	Jan. 2002	Jan. 2012	USD	1,500,000	864,137
Notes due 2022	8.000	Sep. 2002	Sep. 2022	USD	1,750,000	714,348
Notes due 2031	8.300	Dec. 2002	Aug. 2031	USD	750,000	378,703
Notes due 2013	6.375	Jan. 2003	Jan. 2013	USD	2,000,000	1,191,414
Notes due 2015	6.625	Mar. 2003	Mar. 2015	USD	1,000,000	671,824
Notes due 2033	7.500	Apr. 2003	Apr. 2033	USD	1,000,000	361,554
Notes due 2013	5.375	June 2003	Jun. 2013	€	750,000	629,418	(3)
Notes due 2014	5.875	Oct. 2003	Jan. 2014	USD	1,000,000	719,975
Notes due 2024	6.75	Jan. 2004	Feb. 2024	STG	500,000	476,526
Notes due 2014	5.875	Apr. 2004	Jan. 2014	USD	793,267	571,133
Notes due 2033	7.500	Apr. 2004	Apr. 2033	USD	2,056,822	743,653
Notes due 2034	6.75	Sep. 2004	Sep. 2034	USD	1,500,000	1,171,942
Notes due 2020	5.50	Nov. 2004	Feb. 2020	€	750,000	554,651	(3)
Notes due 2015	6.625	Jan. 2005	Mar. 2015	USD	1,000,000	671,825
Notes due 2012	3.0	June 2005	June 2012	CHF	250,000	250,000	(3)
Notes due 2015	4.5	June 2005	June 2015	€	750,000	614,470
Internotes due 2011	5.0	Feb. 2006	Feb. 2011	USD	5,147	5,147
Internotes due 2013	5.1	Feb. 2006	Feb. 2013	USD	3,030	3,030
Notes due 2017	5.625	Mar. 2006	Jan. 2017	USD	3,000,000	3,000,000
Notes due 2034	6.75	Jan. 2007	Sep. 2034	USD	2,266,566	1,770,855
Notes due 2034	6.75	Sep. 2007	Sep. 2034	USD	500,000	390,647
Notes due 2017	5.625	Sep. 2007	Jan. 2017	USD	500,000	500,000
Notes due 2040	6.05	Jan. 2008	Jan. 2040	USD	1,500,000	1,500,000
Notes due 2019	5.95	Dec. 2008	Mar. 2019	USD	2,000,000	2,000,000
Notes due 2014	5.875	Mar. 2009	Feb. 2014	USD	1,500,000	1,500,000

Loans from Multilateral and Bilateral Organizations
at June 30, 2009

	Interest	Date of	Maturity		Principal Amount
Title	Rate (%)	Issue	Date	Currency(1)	Outstanding(6)	Remarks
					(in thousands of dollars)
Loans from the International Bank for Reconstruction and Development (“World Bank”) and the Inter-American Development Bank	Variable, ranging from 7.25 to 11.6; some variable	Various	Various	ATS, Bfr, C$, CHF, DM, DFL, Dirham, Escudo, FF, LRA, KD, LD, Markka, NK, PE, Rand, Riyal, SDR, SK, STG, USD, VB, ¥, €	$8,421,373	(4)(5)
Loans from Banks and Suppliers
at June 30, 2009

					Original	Principal
	Interest	Date of	Maturity		Principal	Amount
Title	Rate (%)	Issue	Date	Currency(1)	Amount	Outstanding	Remarks
					(in thousands of dollars)
Various	Various	Various	Various	USD	$709,911	$31,538

Total Funded External Debt						$38,647,675	(7)

(1)	The currencies are defined as: ATS, Austrian shillings; Bfr, Belgian franc; C$, Canadian dollar; CHF, Swiss franc; DM, Deutsche mark; DFL, Dutch guilder; Dirham, United Arab Emirates dirham; Escudo, Portuguese escudo; FF, French franc; LRA, Italian lira; KD, Kuwait dinar; LD, Libyan dinar; Markka, Finnish markka; NK, Norwegian krone; PE, Spanish peseta; Rand, South African rand; STG, Pound sterling; Riyal, Saudi Arabian riyal; SDR, Special Drawing Rights; SK, Swedish krona; USD, United States dollar; VB, Venezuelan bolivar; ¥, Japanese yen; and €, Euro.

(2)	Originally referred to as “Guaranteed Floating Rates Bonds Due 2006.” The bonds and the related fiscal agency agreement were amended on June 19, 1995 to, among other things, extend the final maturity of the bonds (from December 2006 to June 2010) and to eliminate the semi-annual principal payments under the bonds. The payment obligations of Mexico under the bonds are guaranteed by the Kingdom of Spain.

(3)	In connection with these issuances, Mexico entered into currency swaps of LRA 500 billion into U.S. $300,836,144; LRA 750 billion into U.S. $427,316,438; € 1,000,000,000 into U.S. $903,400,000; € 750,000,000 into U.S. $892,500,000; € 750,000,000 into U.S. $921,825,000 and CHF 250,000,000 into U.S. $200,787,085 000.

(4)	Semi-annual, quarterly or monthly amortization calculated to retire loans or securities by maturity.

(5)	The direct obligors in respect of U.S. $1,387,887,000 of these loans are Banobras (U.S. $448,138,000), Bancomext (U.S. $14,421,000), NAFIN (U.S. $874,056,000) and Sociedad Hipotecaria Federal (U.S. $51,272,000), acting in their capacities as financing agents for the Government. The Government is the direct borrower of the remainder of these loans (U.S. $7,033,485,000). The outstanding amount of the portion of these loans as to which the Government is not the direct obligor is not included in the total of this Table IV, but rather is included in Table VI.

(6)	Includes revaluation because of changes in parity of foreign currencies.

(7)	This total is expressed in dollars and differs from the addition of all items because some items are expressed in other currencies.

B. External Debt of Budget-controlled Agencies and Other External Debt
Table V. External Debt of Budget-controlled Agencies at June 30, 2009
(payable in foreign currencies)

		Dollar Equivalent of
	Dollar Equivalent of	Amount Having an
	Principal Amount	Original Maturity of
Borrower	Outstanding	Less than One Year
	(in millions of dollars)
Federal Electricity Commission	$4,393.9	$545.9
PEMEX	36,156.1	0.0

Total External Debt of Budget-controlled Agencies	$40,550.0	$545.9

Table VI. Other Public Sector External Debt at June 30, 2009 (1)
(payable in foreign currencies)

		Dollar Equivalent of
	Dollar Equivalent of	Amount Having an
	Principal Amount	Original Maturity of
Borrower	Outstanding	Less than One Year
	(in millions of dollars)
Financial Sector	$6,884.8	$639.9
NAFIN	2,960.7	584.9
Banobras	1,927.2	0.0
Bancomext	443.1	55.0
SHF	1,553.8	0.0
Non-Financial Sector	0.0	0.0

Total	$6,884.8	$639.9

(1)	This table includes debt of national development banks and certain commercial banks that is guaranteed by Mexico and other public sector debt registered with the Dirección de Deuda Pública, but does not include debt of entities whose finances are not included in the Government’s budget. In addition, private sector debt guaranteed by the Government or other public sector entities is not considered external public sector debt unless and until the guaranty is called. At March 31, 2009, the estimated balance of private sector debt guaranteed by Mexico’s national development banks was U.S. $0.4 million; no private sector debt was guaranteed by the Government at that date.